











Cooper is doing the right things. More important, we are doing the right things, in the right way, in the right spirit. Together, we are realizing the power of connecting.

COOPER

Annual Report 2003

In 2003, we proved beyond a doubt the power of connecting ... with our customers, our suppliers, our shareholders, our employees and our communities. By leveraging the human capital, unique strengths and commercial leadership inherent in each of our businesses, we increased the value of our Corporate franchise for the benefit of each of these constituencies.

Today, Cooper is a leading global industrial company participating in two large markets: Electrical Products and Tools & Hardware. We supply a broad range of brand-name products and offer services and solutions to customers in more than 50 countries around the world.

Contents

To Our Shareholders	1
Financial Highlights	2
Doing the right things to connect with ...	
... Our Customers	6
... Our Brands	Foldout
... Operational Excellence	8
... Global Growth	10
... New Technologies	12
... Our Employees	14
... Sustainable Development	16
Management Leadership	18
Board of Directors	19
Report of Management on Disclosure and Compliance	20
Reconciliation of Non-GAAP Financial Measures	22
10-K	23
Shareholder Information	Inside Back Cover

Dear Fellow Shareholders:

Doing the right things, the right way ...

Cooper performed very well in 2003. Our revenues increased, our margins improved and we significantly enhanced our financial position. This performance also was reflected in our stock price, which ended the year at $57.93 per share, up 59 percent over year-end 2002. Our performance during a period of economic uncertainty and general business turmoil proves once again something that we at Cooper have subscribed to for a long time — doing the right things, the right way, pays off.

I'd like to begin my comments on the state of our business by acknowledging the role that our 27,000 associates worldwide played in producing such an outstanding performance. Their collective capabilities are the bedrock upon which Cooper Industries has been built, and indeed will be the basis upon which future growth in our business will be crafted.

Getting Connected Makes a Difference

At the beginning of 2003, we launched our *Get Connected* program, focusing on our five key audiences — shareholders, customers, employees, suppliers and the communities where we do business. We also established three major goals for the year:

- Grow sales
- Improve operating margins
- Generate excess cash.

I am pleased to report to you that we achieved each of these objectives in 2003.

In addition, during the year, we made significant progress implementing several other key initiatives aimed at producing sustained long-term growth. These included increasing the global reach of our businesses, our Cooper Connection sales and marketing program, our Strategic Sourcing and Manufacturing Variance Improvement Programs, and the implementation of a new Enterprise Business System tying together all of our operations. All of these programs are evolving nicely, and several already are contributing to our results.

Throughout the following pages, you will see the profound effect that these activities are having on the culture, content and future of our Company. We are indeed creating a "new" Cooper capable of competing in tomorrow's world by fusing the strengths produced by our long 171-year history of manufacturing excellence with today's capabilities of innovation, technology and talent.



H. John Riley, Jr.
Chairman, President and
Chief Executive Officer

Financial Highlights

($ in millions, except per-share data)

	2003	2002	2001
Revenues	**$ 4,061.4**	$ 3,960.5	$ 4,209.5
Operating earnings before restructuring	**394.6**	393.8	475.2
Continuing income before restructuring, unusual items and goodwill amortization	**266.0**	243.5	306.2
Net income	**148.3**	213.7	231.3
Diluted Income Per Common Share			
Continuing income before restructuring, unusual items and goodwill amortization	**$ 2.83**	$ 2.60	$ 3.22
Net income	**1.58**	2.28	2.44
Shares used in computation of earnings per share (in millions)	**93.8**	93.7	94.9
Cash dividends declared per common share	**$ 1.40**	$ 1.40	$ 1.40
Number of employees	**27,200**	28,400	30,500
Number of record shareholders	**26,300**	26,800	27,300
Operating Revenues by Business Segment			
Electrical Products	**$ 3,358.4**	$ 3,324.9	$ 3,485.5
Tools & Hardware	**703.0**	635.6	724.0
Operating Earnings by Business Segment Before Restructuring			
Electrical Products	**$ 435.1**	$ 400.6	$ 437.0
Tools & Hardware	**39.0**	27.3	68.6
Total assets	**$ 4,965.3**	$ 4,687.9	$ 4,611.4
Total indebtedness	**1,343.3**	1,438.6	1,300.8
Shareholders' equity	**2,118.2**	2,002.4	2,023.2
Return on revenues before restructuring, unusual items and goodwill amortization	**6.5%**	6.1%	7.3%
Return on average shareholders' equity	**7.2%**	10.6%	11.8%
Return on invested capital before restructuring, unusual items and goodwill amortization	**8.2%**	7.7%	9.3%
Total debt as a percent of total capitalization	**38.8%**	41.8%	39.1%

Revenues
in billions



$4.5
3.6
2.7
1.8
0.9
0
2001
2002
2003

Diluted Earnings Per Share[(1)]



$3.5
2.8
2.1
1.4
0.7
0
2001
2002
2003

Free Cash Flow
in millions



$450
360
270
180
90
0
2001
2002
2003

Debt-to-Total-Capitalization Ratio
in percent



45
36
27
18
9
0
2001
2002
2003

These Financial Highlights contain non-GAAP financial measures. See the reconciliation of these measures to the most directly comparable GAAP measures on page 22 of this Report.

(1) From continuing operations before restructuring, unusual items and goodwill amortization.

In short, we believe that we are doing the right things at Cooper for all of our constituents. More important, we are doing the right things, in the right way, in the right spirit. Together, we are forging our separate businesses into one stronger presence, offering an unmatched breadth of quality products, services and solutions. We are enhancing our global footprint through loyal customers in 50 different countries. And we are advancing a powerful growth strategy by implementing clearly defined operational goals. By continuing to do the right things, in the right way, we will generate sustained growth in our businesses and superior value for our shareholders for years to come.

2003 Performance

In last year's letter, I indicated that, despite continued economic uncertainty, we expected our *Get Connected* initiatives designed to leverage the size and strengths of our Company would result in solid earnings-per-share growth in 2003. Clearly, this was the case — and more so. As I mentioned earlier, Cooper's share price increased 59 percent in 2003, above almost all of our peer companies and clearly ahead of the performance of the S&P 500 and the Dow Jones Industrial Average. In addition, we delivered $130 million in value to our shareholders through dividend payments, payments that are more valuable than ever as a result of recent changes in federal tax rates. We were pleased to see that the value of our shares increased during the year as more and more investors recognized the potential of our Company. Our objective is to continue this momentum in 2004 and beyond.

The Company's overall performance in 2003 was very encouraging. Despite weak conditions in our key commercial construction and industrial markets, our revenues increased 3 percent to $4.06 billion, compared with 2002 revenues of $3.96 billion. Income from continuing operations for 2003 was $274.3 million, or $2.92 per share, a 28 percent increase over 2002 income from continuing operations of $213.7 million, or $2.28 per share. Operating earnings in 2003 were up 11 percent to $392.0 million, compared with $354.7 million for 2002.

During late February and early March 2004, Cooper reassessed its accrual for discontinued operations and, as a result, recorded a fourth-quarter 2003 after-tax discontinued operations charge of $126.0 million, or $1.34 per diluted share, in order to adjust its accrual for contingent liability exposure related to the Federal-Mogul Corporation bankruptcy. The charge does not impact consolidated revenues, income from continuing operations or cash flows reported for 2003.

Free cash flow for 2003 was truly outstanding, ending the year at $383.5 million. As a result, the Company's debt-to-total-capitalization ratio net of cash at December 31, 2003, was 29.3 percent, down significantly from 36.2 percent net of cash at December 31, 2002.

All in all, this was a very good performance, particularly when achieved within the framework of uncertain market conditions and a multitude of other challenges which characterize our highly competitive operating climate.

The Realities of Today's Operating Environment

Today's operating environment is not simply the result of an economic correction which burst the technology bubble of the 1990s, as some might suggest. The twenty-first century realities faced by Cooper and other large multinational manufacturing firms are characterized by influences far more pervasive and long-lived than transitory market conditions:

- Industry consolidation continues at a rapid pace, markedly changing the number, scale and reach of our competitors, customers and suppliers;
- Traditional North American markets offer far fewer growth opportunities than the developing economies of Asia, Latin America and Eastern Europe;
- Manufacturers and their customers alike have a vital need for real-time information transparency;
- The need for corporations to behave ethically and to fulfill public disclosure requirements has never been more pressing;
- And, finally, costs now are rising for key commodities that are critical to the production and distribution of the goods we produce.

These realities are influencing the way we must structure our businesses and operate our Company. By accepting these realities and understanding their impact, we have been able to develop five pivotal internal initiatives which are the nucleus of our strategy — a strategy that we believe will produce top-quartile performance in any future operating environment. We are focused on skillfully executing these initiatives as they mature within our Company to generate the long-term benefits which we anticipate.

Continued Differentiation Sets Cooper Apart

Many companies have programs in place to drive growth, control costs and take advantage of global opportunities. Cooper stands out in this universe because of two unique strengths: the breadth of our products and brands and our ability to execute our objectives through a disciplined management structure.

Today, Cooper's breadth of products, services and solutions is unmatched by any comparable competitor. The schematic on the foldout behind pages 6 and 7 of this Report makes it clear that we sell many products to a very broad range of markets. This allows us to mitigate the severities of economic downturns, and the obvious challenges created by consolidation and change within distribution channels. We are offsetting these negatives by earning new customers and growing our market share through unique services and solutions. For example, our Cooper Connection sales and marketing initiative and our new product offerings have gained us added recognition with traditional end users and enhanced our presence in high-growth retail channels, as well. And every day we are working to serve all our customers faster and more seamlessly through programs aimed at just-in-time inventory management and improved fulfillment processes.

Cooper has long been known for its disciplined management of costs. Our efforts in this area are being further enhanced through the implementation of a new Enterprise Business System which will answer the growing requirements for real-time data transparency throughout our entire business franchise. We also have been quietly building an impressive global footprint by investing in manufacturing operations and marketing programs in Mexico, Latin America, China and Eastern Europe. And we recently have opened sales offices in Korea and the Middle East to capture opportunities as new infrastructure develops and fledgling industries come of age. Our operations now span the globe, providing low-cost manufacturing capabilities and state-of-the-art procurement capacity. As commodity prices rise, we are able to use worldwide sources to secure needed materials at the lowest possible cost. Going forward, we are confident that our new Manufacturing Variance Improvement Program will significantly enhance process and product quality and further drive down production costs in all of our worldwide operations.

We have defined five objectives for 2004:

- *Increase our market share*
- *Grow our business globally*
- *Improve our operating margins*
- *Implement our Enterprise Business System on schedule*
- *Generate excess cash*

These are exciting opportunities, to say the least. More important, however, these are the opportunities and programs that will allow us to further distance ourselves from our competitors and thrive as a world-class company committed to managing for the realities of our times.

We enter 2004 with a great deal of momentum, confident that we are executing the right programs in the right way. We are focused on a few high-potential initiatives that will leverage our unique strategic position and drive superior performance. Specifically, we intend to:

- Increase our market share
- Grow our business globally
- Improve our operating margins
- Implement our Enterprise Business System on schedule
- Generate excess cash,

all with an absolute commitment and adherence to the highest standards of ethical behavior.

Ethical Behavior Is a Serious Matter at Cooper

For over 171 years, Cooper has operated in accordance with the highest ethical standards. Our corporate governance policies and practices meet all New York Stock Exchange standards and receive high ratings by independent rating agencies. Indeed, Cooper was one of only 22 companies to receive GovernanceMetrics International's highest corporate governance rating. Also, Institutional Shareholder Services recently rated Cooper's corporate governance practices in the 93rd percentile of the S&P 500 companies and in the 99th percentile of companies in the capital goods industry.

Ethical behavior doesn't just happen — it takes a lot of hard work. For example, we make sure that all constituencies are aware of our policies and practices, and we provide clear, specific and accessible guidance for our employees everywhere in the world to assure that Cooper continues to maintain a solid reputation as a company that operates above reproach. During 2003, as in prior years, numerous training seminars were conducted for employees on topics of ethics and compliance. In addition, communications to our employees about our ethics policies and practices is frequent. We also maintain an Ethics Hotline for employees to use in reporting any suspected violations. I urge you to read pages 20 and 21 of this publication for a more complete report on the Company's Disclosure and Compliance activities.

Looking Forward

Those of you whom I have met know that I am genuinely excited about the future of our Company. We have a superb management team and unparalleled people power within our businesses. That said, we can do better. We can do better by expanding our innovation skills, technology platforms and intellectual capital. Even though we are doing the right things today, there is infinite capacity for improvement. Innovation and technology will show us the way and talent will assure our success.

Speaking of talent, I would like to make note of the retirement of Ralph Jackson on December 31, 2003. Ralph served Cooper in many capacities over his 27-year career with the Company, most recently as Chief Operating Officer and Deputy Chairman. Ralph played a vital role in building Cooper's reputation for operational and customer service excellence, and helped to transform Cooper into a more global company focused on two large market segments serving thousands of customers. We are very grateful to Ralph for his years of dedication and many contributions to our Company.



Ralph E. Jackson, Jr.

I also would like to recognize and thank all of our other employees for their help in making us a better Company. Rainer Hoepfler, our Cooper Star Chairman's Award winner featured on page 14 of this Report, is only one of over 27,000 folks whose dedication makes Cooper a great place to work and the great Company it is today. Growth opportunities come in many forms. It is because of our people that we are able to capitalize on opportunities that are unique and appropriate for the times — opportunities that will result in improved financial performance for our Company and enhanced value for our shareholders.

And clearly, I am grateful for the guidance and dedication of our Board of Directors. Their steadfast commitment and special expertise have been invaluable assets in the development of the critical growth, productivity and cash generation initiatives which are so positively impacting our Company.

Finally, I would like to thank Cooper's customers for their business. The realities of today's operating environment dictate that we must continually earn their confidence and loyalty. That is our number-one priority.

In closing, let me say that it makes me very proud to serve all of our constituents on behalf of the Company. Fundamentally, I believe that top-quartile companies are those that excel at delivering balanced performance for all of their stakeholders — shareholders, customers, employees, suppliers and their communities. Cooper is just such a company.

I know that our entire senior management team joins me in recognizing all of our important stakeholders for their loyalty and faith in our Company and in our strategy. We intend to continue to build on the successes of 2003 and provide increased value for many years to come.

H. John Riley, Jr.
Chairman, President and Chief Executive Officer

Commercial Markets

Cooper Wiring Devices
Builders of hospitals, hotels, offices and shopping centers meet the high standards set by local and national electrical codes by using receptacles, switches and plugs from Cooper Wiring Devices.

Cooper Hand Tools
Technicians and service personnel use tools from Cooper Hand Tools for maintenance and repair applications.

Cooper Lighting
Glare-free fluorescent linear lighting from Cooper Lighting provides added protection from eye-strain in computer-intensive environments such as offices.

Cooper B-Line
Cooper B-Line offers enclosures, equipment racks and cabling options for use in commercial environments.



Cooper Crouse-Hinds
Electrical products such as outlet boxes for commercial construction from Cooper Crouse-Hinds offer labor-saving features that make installation fast and easy.

Cooper Tools
Ergonomically designed material-removal tools from Cooper Tools are used for general maintenance in commercial applications.

Cooper Power Systems
Components and protective systems from Cooper Power Systems help bring electric power to commercial buildings.

Cooper Bussmann
The increasingly complex electrical circuits found in hotels, offices and shopping centers require fuses from Cooper Bussmann to protect sensitive equipment.

Cooper Menvier
Exit signage, fire and security systems and lighting from Cooper Menvier are used in commercial applications across Europe.

Major Product Categories

Cooper B-Line
Strut and Hangers
Cable Tray
Spring Steel Fasteners
Electronic Cabinets
Rack and Runway Systems
Meter Mounting Equipment

Cooper Bussmann
Electrical Disconnects
Fused Circuit Protection
Elevator Disconnect Panels
Cable Limiters

Cooper Crouse-Hinds
Commercial Fittings
Hubs
Outlet Boxes
Weatherproof Lighting, Boxes and Covers

Cooper Lighting
Recessed Downlighting
Track Lighting
Fluorescent Lighting
Floodlighting
Architectural Area/Site Lighting
Emergency/Exit Lighting
Security Lighting
Landscape Lighting

Cooper Menvier
Fire Detection
Security Systems
Lighting Systems
Emergency Lighting

Cooper Power Systems
Pad-mounted and Substation Transformers
Insulating Fluids
Pad-mounted Switchgear
Overcurrent Protection

Cooper Wiring Devices
Switches and Receptacles
Surge-Protection Equipment
Datacom Wiring Equipment

Cooper Hand Tools
Measuring Tools
Screwdrivers
Pliers and Wrenches
Hammers
Soldering Tools
Cutting Tools
Chain and Fittings

Cooper Tools
Pneumatic Material-Removal Tools
Bits and Sockets
Universal Joints

Industrial Markets



Cooper B-Line
Cabling support products from Cooper B-Line offer a variety of wire management options ranging from electrical enclosures and metering to cable tray, equipment racks and other cable support systems.

Cooper Lighting
Industrial lighting from Cooper Lighting provides illumination to maximize productivity and visual comfort in industrial applications.

Cooper Wiring Devices
Industrial wiring applications call for high-quality receptacles and switches from Cooper Wiring Devices.

Cooper Power Systems
Industrial customers specify pad-mounted transformers, capacitors and cable accessories from Cooper Power Systems for safety, high performance and reduced maintenance.

Cooper Bussmann
Industrial customers specify Cooper Bussmann's CubeFuse for unsurpassed reliability and "finger safe" replacement.

Cooper Crouse-Hinds
Products from Cooper Crouse-Hinds protect personnel and electrical systems in industrial and hazardous environments.

Cooper Tools
Manufacturers specify tightening technology from Cooper Tools to ensure that exacting standards for quality and service are met.

Cooper Hand Tools
Measuring, tightening and cutting tools from Cooper Hand Tools are essential in manufacturing applications, as well as in maintenance and repair.

Major Product Categories

Cooper B-Line
Strut and Hangers
Cable Tray
Spring Steel Fasteners
Electronic Cabinets
Rack and Runway Systems
Meter Mounting Equipment

Cooper Bussmann
Connectors
Fuseholders
Disconnect Switches
Low-Voltage Fuses
Medium-Voltage Fuses

Cooper Crouse-Hinds
Conduit, Cable and Fittings
Enclosures
Control and Apparatus Equipment
Industrial Lighting
Plugs and Receptacles
Hazardous-Area Equipment
Obstruction Lighting

Cooper Lighting
Industrial Lighting
Recessed Downlighting
Fluorescent Lighting
Floodlighting
Architectural Area/Site Lighting
Emergency/Exit Lighting
Security Lighting
Cleanroom Lighting
Landscape Lighting

Cooper Power Systems
Capacitors and Reclosers
Pad-mounted and Substation Transformers
Insulating Fluids
Switchgear
Cable Accessories
Overvoltage Protection
Fault Indicators
Maintenance Tools

Cooper Wiring Devices
Switches and Receptacles
Plugs and Connectors
Locking Devices
Motor Controllers

Cooper Hand Tools
Measuring Tools
Screwdrivers
Pliers and Wrenches
Hammers
Soldering Tools
Cutting Tools
Chain and Fittings

Cooper Tools
Pneumatic and Electric Assembly Tools
Automated Assembly Equipment
Pneumatic Material-Removal Tools
Tube Cleaners and Expanders
Bits and Sockets
Universal Joints
Cutting Tools
Torque Assurance Products

Doing the right things to ensure... customer

Cooper is realizing the power of connecting with our customers. Today we provide countless services and solutions generated by our incomparable breadth of products and well-known brand names.

The new GFCI receptacle from Cooper Wiring Devices offers enhanced safety and performance for end users across the U.S. Changes in safety standards offered a unique opportunity to improve the design and reduce production costs, thereby increasing the value of these products.


RESET
TEST

Today, Cooper offers a broad range of products, services and solutions that is unequaled in the industry. Our electrical products businesses serve customers in commercial, industrial, residential, utility, telecommunications and consumer markets. Cooper's hand tools are used by tradesmen around the world, and Cooper's power tools offer cost savings and reliability to automotive, aerospace and industrial manufacturers.

Cooper's 2,400 salespeople touch both distribution and retail customers in more than 50 countries, offering products, services and technical training that is unmatched in the industry. Our innovative Cooper Connection distributor relationship program maximizes the synergies among a number of Cooper product lines, driving end-user demand through unequaled product breadth and a wide range of value-added services.

Moreover, our new product offerings, with unique features and benefits, are positively impacting market share and attracting new distributor, end-user and retail customers.

Look inside the foldout to learn more about Cooper's products and brands.

satisfaction


B-Line

Utility Markets

Cooper Crouse-Hinds
Cooper Crouse-Hinds products have many utility applications, including obstruction lighting to mark towers that may represent hazards to air navigation.



Cooper Tools
Utilities depend upon power tools from Cooper Tools for service and maintenance of generation and distribution equipment.



Cooper Hand Tools
Utility companies rely on hand tools from Cooper Hand Tools for construction, repair and maintenance.





Cooper Bussmann
Cable limiters are used for short-circuit protection of service panel cables.



Cooper Lighting
Area, street and roadway lighting provides excellent optical performance for utility customers.



Cooper B-Line
Meter mounting equipment from Cooper B-Line offers easy, weatherproof installation for years of service.



Cooper Power Systems
All along the "path of power," from the generator to end user, products from Cooper Power Systems protect, regulate and distribute electricity.





Cooper Wiring Devices
Utilities use wire mesh pulling grips to install both underground and overhead transmission cables.

Major Product Categories

Cooper B-Line
Strut and Hangers
Cable Tray
Spring Steel Fasteners
Electronic Cabinets
Meter Mounting Equipment
Electrical Enclosures

Cooper Bussmann
Electrical Disconnects
Medium-Voltage Fuses
Cable Limiters

Cooper Crouse-Hinds
Conduit, Cable and Cord Fittings
Control and Apparatus Equipment
Industrial Lighting
Obstruction Lighting
Plugs and Receptacles
Hazardous-Area Equipment

Cooper Lighting
Architectural Area/Site Lighting
Floodlighting
Street/Roadway Lighting

Cooper Power Systems
Switches
Pad-mounted and Substation Transformers
Switchgear
Insulating Fluids
Reclosers and Controls
Relays
Cable Accessories

Cooper Wiring Devices
Wire Mesh Grips

Cooper Hand Tools
Measuring Tools
Pliers and Wrenches
Hammers
Cutting Tools
Chain and Fittings

Cooper Tools
Pneumatic Material-Removal Tools
Bits and Sockets
Universal Joints
Torque Assurance Products

The Power of Cooper's Brands

COOPER B-Line
B-Line, Dura-Green, Dura-Copper, Cent-R-Rail, Redi-Rail, Access Cabinets, Edison Series Metering, E2 Cabinets

COOPER Bussmann
Bussmann, BUSS, Fusetron, Low-Peak, Optima, Limitron, Edison, CUBEFuse, Magnum

COOPER Crouse-Hinds
Arktite, Cam-Lok, CEAG, Champ, Condulet, Crouse-Hinds, Hazard-Gard, Mini-Line, Myers, SpecOne, Posi-Lok, PowerPlus, Nortem, Domex

COOPER Lighting
Halo, Metalux, Sure-Lites, Lumark, Fail~Safe, McGraw-Edison, IRIS, Portfolio, AtLite, Corelite, Neo-Ray, Shaper, Lumière, Streetworks, DLS, MWS

COOPER Menvier
Capri-Codec, Crompton, Fulleon, JSB, Luminox, Menvier, Menvier Blessing, Menvier CSA, Menvier Security, Menvier Univel, CEAG, Nugelec, Pretrónica, Regalsafe, Scantronic

COOPER Power Systems
Cooper Power Systems, Edison, EMSA, Envirotemp, Kearney, Kyle, NOVA, RTE, Combined Technologies, McGraw-Edison, UltraSIL, Idea, Envirotemp FR3, R-Temp, Posi-Break

COOPER Wiring Devices
Cooper Wiring Devices, Royer, Hart-Lock, Power-Lock, Little Brother, Shock Sentry, SurgBloc, Glocoil

COOPER Hand Tools
Campbell, Crescent, Diamond, Erem, Lufkin, Nicholson, Plumb, H.K. Porter, Weller, Wire-Wrap, Wiss, Xcelite

COOPER Tools
Apex, Cleco, Dotco, Quackenbush, DGD, Cooper Automation, Airetool, Master Power, Buckeye, Doler, Gardner-Denver, Geta, Metronix, Recoules, Rotor, Utica, GardoTrans

Residential Markets


Cooper Crouse-Hinds
Outlet boxes from Cooper Crouse-Hinds are designed for ease of installation in residential applications.
Cooper Lighting
Recessed downlighting fixtures from Cooper Lighting are a mainstay of most modern homes.
Cooper Menvier
Heightened concern for security and fire safety has created a residential market in Europe for Cooper Menvier's security and fire-detection products.
Cooper Bussmann
Circuit-protection products from Cooper Bussmann protect the air conditioners used in today's homes.
Cooper Power Systems
Low-voltage surge arresters from Cooper Power Systems reduce equipment failures in homes.
Cooper Hand Tools
Professionals and do-it-yourselfers choose tools from Cooper Hand Tools for quality and value.
Cooper Wiring Devices
Receptacles, switches, lighting controls and structured wiring systems from Cooper Wiring Devices are of increasing importance in today's state-of-the-art homes.
Lufkin
Cooper B-Line
Hangers and clips from Cooper B-Line support residential wiring and plumbing components.
Cooper Tools
Power tools from Cooper Tools offer professional quality and durability.

Major Product Categories

Cooper B-Line
Strut
Concrete Inserts
Spring Steel Fasteners

Cooper Bussmann
A/C Disconnects
Fused Circuit Protection
Box Cover Units

Cooper Crouse-Hinds
Outlet Boxes
Floor Boxes
Weatherproof Lighting, Boxes and Covers

Cooper Lighting
Recessed Downlighting
Track Lighting
Fluorescent Lighting
Security Lighting
Landscape Lighting

Cooper Menvier
Fire Detection
Security Systems

Cooper Power Systems
Low-Voltage Surge Arresters
Cable Accessories
Pole-Top Transformers
Single-Phase Pad-mounted Transformers
Insulating Fluids
Switches
Overcurrent Protection

Cooper Wiring Devices
Switches
Receptacles
GFCI Devices
Dimmers
Wall Plates
Structured Wiring Systems

Cooper Hand Tools
Measuring Tools
Cutting Tools
Screwdrivers
Pliers and Wrenches
Hammers
Soldering Tools
Chain and Fittings

Cooper Tools
Pneumatic Drills and Sanders

Doing the right things to foster... operational



excellence

Cooper is connecting our manufacturing locations using contemporary process-improvement tools, common metrics and a consistent analytical approach. This will enhance productivity throughout our globally diverse operating portfolio.

Teams of employees are working together to implement significant manufacturing operations and business systems improvements. Effective sourcing, leverage of our global footprint and lean manufacturing techniques ensure ongoing productivity enhancements.

Cooper has an impressive history of driving productivity, and, in 2003, the Company adopted the Manufacturing Variance Improvement Program (MVP). This initiative combines lean manufacturing and variance-based thinking tools in a structured, template-based process to significantly improve productivity, drive down costs and enhance customer satisfaction.

The powerful MVP tool set is being applied to all of Cooper's business processes and manufacturing operations, using a consistent set of metrics and approach across all of our business units. It will measure performance, identify opportunities for improvement, pinpoint best practices and, ultimately, drive customer-focused continuous improvement.

By eliminating non-value-added work, products are manufactured faster, better and for less cost. Improved manufacturing and business processes result in flexible and more efficient operations, enhanced customer service and markedly increased competitiveness.



Inventory Levels
in millions
$750
600
450
300
150
0
2001
2002
2003

Our focus on inventory management allows us to more effectively allocate resources and better fulfill customer requirements. Improved inventory turns are expected to generate approximately $100 million of free cash flow over the next three years.

Doing the right things to maximize...global

By connecting our worldwide resources, we are building an impressive global footprint, penetrating new markets, earning new customers and identifying new procurement sources all over the world.

There is no other company quite like Cooper when it comes to product breadth and global reach. Globalization gives us the ability to accelerate revenue growth in emerging markets and improve cost competitiveness through lower manufacturing costs and sophisticated product development activities. As North American commercial and industrial markets have matured, we have followed our customers, penetrating new higher-growth markets in Asia, Latin America and Eastern Europe.

For example, Cooper has been operating in Mexico since 1954, and our presence in Europe continues to grow since we acquired Cooper Menvier in 1995. China and other Asian markets represent vibrant horizons for new customers, low-cost manufacturing and product sourcing opportunities.

As a global company, we serve customers around the world through a network of plants, distribution centers and sales offices, providing products and services in more than 50 countries.



Cooper has had operations in Mexico for more than 50 years, supplying both local markets and products for export. Modern and efficient, these plants are among Cooper's safest and most productive. Cooper also is aggressively adding facilities in Asia, which has become an important procurement source, technology base and commercial market as infrastructure spending increases in the region. Eastern Europe also offers opportunities for revenue growth and low-cost production as well.

growth

We believe our international size and reach provide significant competitive advantages. Capitalizing on our global footprint allows us to gain new customers, lower manufacturing costs and implement sophisticated production and product development technologies while counterbalancing regional economic volatilities.



1998 Manufacturing Facilities and Joint Ventures



2003 Manufacturing Facilities and Joint Ventures



- *U.S. & Canada*
- *Asia Pacific*
- *Europe (incl. UK)*
- *Mexico*
- *South America*

Cooper's newly developed INVUE architectural lighting series answers the requirements of "dark skies" initiatives which protect the night sky through focused lighting equipment. Designed in the U.S. and manufactured using Cooper's global sourcing capabilities, Cooper Lighting was able to fast track the development and commercial introduction of these stylish new lighting offerings, bringing them from inception to market in less than 18 months.



Doing the right things to embrace... new

By connecting our systems through new technologies, we can communicate more effectively and operate our businesses more efficiently.

One Company. One system. Our objective at Cooper is to operate as one Company manufacturing thousands of products, serving a broad base of customers. Our developing Enterprise Business System will link together Cooper's diverse global businesses through one high-performance system, offering real-time operational, financial and performance data. Even more important, this new technology is based on the identification and development of best-practice business processes for all of Cooper Industries.

Using best practices and common process standards, Cooper's new Enterprise Business System will provide key information to better serve our customers, streamline our business processes, enhance our manufacturing capabilities and facilitate resources for our employees. New technologies will allow us to capitalize on our strengths to effectively manage marketplace demands while offering a uniform platform to accelerate growth.


Total

Components of each employee's computer dashboard may differ depending upon job function, but all will include the information necessary for efficient and effective day-to-day performance. This includes such metrics as productivity, inventory, safety statistics, production levels, benefits and staffing data.

Cooper continues to invest in new technologies which will assure product quality and track key metrics across all of our businesses on a real-time basis. The ability to instantaneously monitor the success of our programs and the quality of our work is a major component of our internal initiatives to enhance productivity and improve profitability.

technologies


Cleco
COOPER Tools

Doing the right things by... working

Connecting our employees with each other allows us to grow and outperform our competitors. As a result, we have built a solid reputation for product quality and innovation, integrity and manufacturing excellence.

Through the Cooper Star Program, employees recognize their co-workers for their contributions to Cooper's ***Get Connected*** *initiative. The 2003 winner of the Cooper Star Chairman's Award is Rainer Hoepfler (left). Rainer is based in Germany and was nominated by Brian Büttner, a U.S.-based employee, reflecting the global reach of our* ***Get Connected*** *program.*



In 2003, Cooper launched its *Get Connected* program aimed at improving efficiency and capitalizing on new market opportunities across our many product lines by leveraging the strength and talent inherent in each of our businesses. This is accomplished by harnessing the experience, energy and skills of all of our 27,000 employees.

At Cooper, we believe that a highly skilled, motivated workforce is our most important asset. We are continually investing in our talent, providing training and implementing new product and process technologies and state-of-the-art engineering and manufacturing tools. By combining innovation and technology, we are enriching and energizing our workforce, allowing us to constantly create new products, improve and enhance our operations processes, serve our customers better and faster and provide value for all of our shareholders.

Working together, we are creating an exciting new Cooper, embracing the best of our heritage to become the best in our class today and tomorrow.

Each Cooper division has MVP Champions to drive productivity initiatives throughout their specific organizations. Collectively, the Division Champions represent nearly 200 years of experience in identifying and implementing manufacturing improvement processes. They share their knowledge and experience to ensure that productivity improvements span our entire business franchise.

together



Doing the right things to promote ... sustainable



Cooper's Environmental Excellence Awards Program empowers local employees to support environmental initiatives in the communities where the Company operates. In 2003, employees at the Cooper Hand Tools plant in Yumbo, Colombia, used grant monies, in-kind gifts and volunteer time to help restore and reforest a section of the Felidia river sub-basin — an important source of surface water in the area.

development

By connecting with our communities, we help sustain and enhance the quality of life for our employees, our neighbors and the places where we do business. We take pride in protecting the environment and supporting health, education, the arts and other charitable endeavors.

Sustainable development has many requirements. At Cooper, we fulfill them all. Our solid financial foundation provides the framework for continued growth, job creation and economic contribution to the communities where we do business. As environmental stewards, we are diligent in managing our factories and facilities to protect our natural resources. Many of the products we manufacture are designed to offer enhanced environmental protection. Our employees are trained to safely perform their jobs, and we provide clean, safe working conditions in facilities where all people are treated equally. We report our results with integrity, transparency and accuracy. And, most important, we continue to uphold a high standard of ethics and business conduct that is above reproach and has been in place for 171 years.

ASK ABOUT ENERGY STAR

Many of Cooper's electrical products are designed to provide added efficiency and improve environmental protection and compliance. These products carry the EnergyStar certification.


Cooper's Scholarship Program...
Helping You Help Them
"The small amount of time it takes me to apply for a scholarship could have a valuable impact on the rest of my life."
"My parents have always dreamed of sending me to college. A scholarship from Cooper Industries will help make their dream a reality."
"Scholarships are a great reward for students like me who have worked hard to get into a good school."

The new Cooper Industries Scholarship Program was developed to provide educational assistance to the children and dependents of our employees. Scholarship awards are granted based upon both merit and financial need to fund attendance at vocational schools, colleges and universities.

Management Team



Senior Management

Left to Right

David R. Sheil *Senior Vice President, Human Resources and Chief Administrative Officer;* **Terry A. Klebe** *Senior Vice President and Chief Financial Officer;* **H. John Riley, Jr.** *Chairman, President and Chief Executive Officer;* **Diane K. Schumacher** *Senior Vice President, General Counsel and Chief Compliance Officer;* **Kirk S. Hachigian*** *Chief Operating Officer;* **Thomas P. Kellagher*** *Senior Vice President, Strategic Planning and Business Development*



Division Presidents

Left to Right

Geoffrey Spark *President,* **Cooper Hand Tools,** Raleigh, North Carolina; **William D. Martino** *President,* **Cooper Power Systems,** Waukesha, Wisconsin; **Stephen L. Sisney*** *Group President,* **Tools and Hardware,** Lexington, South Carolina; **Michael A. Stoessl** *President,* **Cooper Bussmann,** St. Louis, Missouri; **Neal W. Kluger** *President,* **Cooper Wiring Devices,** Long Island City, New York; **David J. Feldman** *President,* **Cooper Lighting,** Peachtree City, Georgia; **Curtis J. Andersson*** *President,* **Cooper Crouse-Hinds,** Syracuse, New York; **Kevin C. Kissling*** *President,* **Cooper B-Line,** Highland, Illinois; **J. Eric Scrimshaw** *Executive Director, Cooper Europe and President,* **Cooper Menvier,** Royal Leamington Spa, Warwickshire, England



Corporate Officers

Left to Right

Brian D. Rayl* *Vice President, Personnel;* **David T. Gunther*** *Vice President, Internal Audit;* **Alan J. Hill** *Vice President and Treasurer;* **Terrance V. Helz** *Associate General Counsel and Secretary;* **Thomas E. Briggs** *Vice President, Sales and Marketing, Cooper Connection;* **Robert W. Teets** *Vice President, Environmental Affairs and Risk Management;* **Victoria B. Guennewig** *Vice President, Public Affairs;* **Grant L. Gawronski** *Vice President, Manufacturing Services and Technology;* **Richard J. Bajenski** *Vice President, Investor Relations;* **E. Daniel Leightman** *Vice President, Taxes;* **Jeffrey B. Levos** *Vice President, Controller and Chief Accounting Officer;* **Kenneth V. Camarco** *Vice President, Business Systems*

* Named to current position since May 2003.

Board of Directors



Stephen G. Butler [1,4]
Retired Chairman and Chief Executive, KPMG, LLP



Robert M. Devlin [2,3,4]
Chairman, Curragh Capital Partners



Ivor J. Evans [3,4]
Vice Chairman, Union Pacific Corporation



Clifford J. Grum [2,3,4]
Deputy Chairman, Cooper Industries, Ltd.
Retired Chairman and Chief Executive Officer, Temple-Inland Inc.



Linda A. Hill [1,3]
Professor, Harvard Business School



James J. Postl [1,4]
Retired President and Chief Executive Officer, Pennzoil Quaker State Company



H. John Riley, Jr. [2]
Chairman, President and Chief Executive Officer, Cooper Industries, Ltd.



Dan F. Smith [1,2,3]
President and Chief Executive Officer, Lyondell Chemical Company



Gerald B. Smith [1,4]
Chairman and Chief Executive Officer, Smith Graham & Company



James R. Wilson [1,3]
Retired Chairman, President and Chief Executive Officer, Cordant Technologies Inc.

[1] Member of the Audit Committee

[2] Member of the Executive Committee

[3] Member of the Management Development and Compensation Committee

[4] Member of the Committee on Nominations and Corporate Governance

Report of Management on Disclosure and Compliance

The Sarbanes-Oxley Act of 2002, the new rules of the U.S. Securities and Exchange Commission (SEC) and related SEC-approved corporate governance listing requirements of the New York Stock Exchange have had a significant impact on the corporate governance, recordkeeping and public disclosure obligations of Cooper and other publicly traded companies. Cooper complies with all sections of the Sarbanes-Oxley Act and the related SEC rules and Stock Exchange requirements that have become effective. The Company also is taking all the necessary steps to comply with those requirements that will become effective later in 2004.

The Sarbanes-Oxley Act requires the Chief Executive Officer and Chief Financial Officer at Cooper and other publicly traded companies to certify the integrity and accuracy of their company's financial statements. Cooper fully complies with this new rule.

The law also requires Cooper to maintain procedures to provide reasonable assurance that the Company is able to collect, process and disclose the information required in the Company's quarterly and annual reports, as well as current reports on Form 8-K. The law also requires periodic review and evaluation of these reporting procedures. Here, too, Cooper fully complies with these new regulations.

Cooper's management continues to hold primary responsibility for the Consolidated Financial Statements and other information included herein and in the Annual Report on Form 10-K and for ascertaining that the data fairly reflects the Company's financial position, results of operations and cash flows. The Company prepared the Consolidated Financial Statements in accordance with generally accepted accounting principles, and such statements necessarily include amounts that are based on best estimates and judgments, with appropriate consideration given to materiality.

The Company's system of internal control is designed to provide reasonable assurance that Company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by a careful selection and training of qualified personnel, a proper division of responsibilities and the dissemination of written policies and procedures.

An internal audit program monitors the effectiveness of this control system. The Audit Committee of the Board of Directors, which is comprised solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets periodically with management and Cooper's internal auditors to review the work of each and to monitor the discharge by each of its responsibilities. In 2003, the Vice President, Internal Audit, began reporting directly to the Audit Committee. The Audit Committee also hires independent auditors to help discharge its responsibilities and meets periodically with these independent auditors, who have free access to the Audit Committee and the Board of Directors to discuss the quality and acceptability of the Company's financial reporting and internal controls. In addition, the Company, acting through the Audit Committee, has implemented a procedure providing for the confidential submission by employees to the Corporate Ethics Committee, with notice to the Audit Committee, of concerns regarding any questionable accounting or auditing matters.

Ernst & Young, LLP, Cooper's independent auditors, are engaged to express an opinion on the Company's Consolidated Financial Statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.

Cooper's commitment to transparency in the Company's financial reporting is only one aspect of the Company's 171–year tradition of operating in accordance with the highest ethical standards. Cooper strives in all its dealings with investors, customers, suppliers, employees and the communities in which the Company operates to be honest and fair and to comply with all applicable laws. These principles are embodied in the Company's Code of Ethics and Business Conduct, which is supplemented by specific corporate policies and procedures that provide employees clear guidance on what constitutes proper behavior when acting on behalf of the Company. The Code is distributed to all Cooper employees and is available on Cooper's Internet site. Certain employees, including all executive employees and employees in key functions such as purchasing, sales, engineering, human resources, finance and accounting, are required to certify periodically that they have not committed violations of the Code and have no conflicts of interest, as defined in the Code.

The Company's compliance program is managed by the Corporate Ethics Committee, composed of three senior officers of the Company. The Committee interprets the Code, resolves compliance questions and potential conflicts of interest, develops policies and oversees the activities of Corporate Compliance Officers. These officers are appointed for specific compliance areas within the Company. They keep informed of changes in the law and educate employees within their respective areas. During 2003, as in prior years, numerous training sessions were conducted for employees on ethics and legal topics such as antitrust law, environmental compliance, workplace safety, anti-bribery laws, product safety and others.

The Company maintains an Ethics Hotline so that employees who believe that a violation of the Code has been committed can report the suspected violation to the Corporate Ethics Committee. Employees also may report suspected violations in writing to the Company's Senior Vice President, General Counsel and Chief Compliance Officer. All such reports are confidential. All reported suspected violations are investigated, and appropriate action, including disciplinary action, is taken by the Corporate Ethics Committee. At least annually, the Corporate Ethics Committee provides a written report of all compliance matters to the Audit Committee of the Board of Directors.

We believe Cooper has a comprehensive and effective corporate compliance program.

Terry A. Klebe
Senior Vice President and Chief Financial Officer

Diane K. Schumacher
Senior Vice President, General Counsel and
Chief Compliance Officer

H. John Riley, Jr.
Chairman, President and Chief Executive Officer

Reconciliation of Non-GAAP Financial Measures

($ in millions, except per-share data)

	2003	2002	2001
Operating Earnings			
Operating earnings	$ 392.0	$ 354.7	$ 401.1
Restructuring	2.6	39.1	74.1
Operating earnings before restructuring	$ 394.6	$ 393.8	$ 475.2
Continuing Income			
Income from continuing operations	$ 274.3	$ 213.7	$ 261.3
Restructuring	5.0	29.8	44.5
Contribution to Cooper Industries Foundation	9.6	–	–
Interest income on tax refund	(22.9)	–	–
Tax reserve adjustment	–	–	(50.0)
Goodwill amortization	–	–	50.4
Continuing income before restructuring, unusual items and goodwill amortization	$ 266.0	$ 243.5	$ 306.2
Diluted Income Per Common Share			
Net income	$ 1.58	$ 2.28	$ 2.44
Discontinued operations	1.34	–	.31
Goodwill amortization	–	–	.53
Restructuring and unusual items	(.09)	0.32	(.06)
Continuing income before restructuring, unusual items and goodwill amortization	$ 2.83	$ 2.60	$ 3.22
Operating Earnings by Business Segment			
Electrical Products:			
Operating earnings	$ 418.7	$ 376.6	$ 413.0
Restructuring	16.4	24.0	24.0
Operating earnings before restructuring	$ 435.1	$ 400.6	$ 437.0
Tools & Hardware:			
Operating earnings	$ 39.4	$ 14.6	$ 68.6
Restructuring	(0.4)	12.7	–
Operating earnings before restructuring	$ 39.0	$ 27.3	$ 68.6
Debt-to-Total-Capitalization Ratio			
Short-term debt	$ 6.2	$ 4.1	$ 132.9
Current maturities of long-term debt	0.4	153.8	60.9
Long-term debt	1,336.7	1,280.7	1,107.0
Total debt	1,343.3	1,438.6	1,300.8
Total shareholders' equity	2,118.2	2,002.4	2,023.2
Total capitalization	$ 3,461.5	$ 3,441.0	$ 3,324.0
Total debt-to-total-capitalization ratio	38.8%	41.8%	39.1%
Total debt	$ 1,343.3	$ 1,438.6	$ 1,300.8
Cash and cash equivalents	(463.7)	(302.0)	(11.5)
Net debt	$ 879.6	$ 1,136.6	$ 1,289.3
Total capitalization	$ 3,461.5	$ 3,441.0	$ 3,324.0
Cash and cash equivalents	(463.7)	(302.0)	(11.5)
Total capitalization, net of cash	$ 2,997.8	$ 3,139.0	$ 3,312.5
Net debt-to-total-capitalization ratio	29.3%	36.2%	38.9%
Free Cash Flow			
Net cash provided by operating activities	$ 445.3	$ 479.8	$ 422.4
Capital expenditures	(79.9)	(73.8)	(115.1)
Proceeds from sales of property, plant and equipment and other	18.1	22.0	6.7
Free cash flow	$ 383.5	$ 428.0	$ 314.0
Return on Invested Capital			
Operating earnings	$ 392.0	$ 354.7	$ 401.1
Restructuring	2.6	39.1	74.1
Goodwill amortization	–	–	60.7
Contribution to Cooper Industries Foundation	12.0	–	–
Operating earnings before restructuring, unusual items and goodwill amortization	406.6	393.8	535.9
Income tax expenses	81.3	93.5	172.2
	$ 325.3	$ 300.3	$ 363.7
Average total capital before accumulated goodwill amortization	$ 3,972.8	$ 3,878.5	$ 3,909.8
Return on invested capital	8.2%	7.7%	9.3%

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-31330

Cooper Industries, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda (State or Other Jurisdiction of Incorporation or Organization)	**98-0355628** (I.R.S. Employer Identification Number)
600 Travis, Suite 5800, Houston, Texas (Address of Principal Executive Offices)	**77002** (Zip Code)

713/209-8400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Shares, $0.01 par value	**The New York Stock Exchange**
Rights to Purchase Preferred Shares	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes X No ___

The aggregate value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2003 was $3,785,280,563.

Number of registrant's common shares outstanding as of March 1, 2004 –93,084,246 publicly traded Class A common shares, 1,034,000 Class A common shares held by the issuer's subsidiary, Cooper Industries, Inc. and 56,059,486 Class B common shares held by Cooper Industries, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

Cooper Industries, Ltd. Proxy Statement to be filed for the Annual Meeting of Shareholders to be held on April 27, 2004 (Part II – Item 5, Part III – Items 10, 11, 12 and 14)

TABLE OF CONTENTS

			Page
Part I			
	Item 1:	Business	2
	Item 2:	Properties	2
	Item 3:	Legal Proceedings	8
	Item 4:	Submission of Matters to a Vote of Security Holders	10
Part II			
	Item 5:	Market for Registrant's Common Equity and Related Stockholder Matters	11
	Item 6:	Selected Financial Data	12
	Item 7:	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
	Item 7A:	Quantitative and Qualitative Disclosures about Market Risk	31
	Item 8:	Financial Statements and Supplementary Data	31
	Item 9:	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	31
Part III			
	Item 10:	Directors and Executive Officers of the Registrant	31
	Item 11:	Executive Compensation	31
	Item 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	31
	Item 13:	Certain Relationships and Related Transactions	31
	Item 14:	Controls and Procedures	31
Part IV			
	Item 15:	Exhibits, Financial Statements Schedules, and Reports on Form 8-K	32

PART I

ITEM 1. BUSINESS; ITEM 2. PROPERTIES

GENERAL

The term "Cooper" refers to the registrant, Cooper Industries, Ltd., which was incorporated under the laws of Bermuda on May 22, 2001, and became the successor-registrant to Cooper Industries, Inc. on May 22, 2002.

Cooper operates in two business segments: Electrical Products and Tools & Hardware. Cooper manufactures, markets and sells its products and provides services throughout the world. Cooper has manufacturing facilities in 21 countries and currently employs approximately 27,200 people. On December 31, 2003, the plants and other facilities used by Cooper throughout the world contained an aggregate of approximately 18,265,995 square feet of space, of which approximately 74 percent was owned and 26 percent was leased. The charts on the next page show the number of employees, square footage of facilities owned and leased and location of manufacturing facilities for each industry segment. Certain equipment and production facilities have been financed by industrial revenue bonds issued by local government authorities and are subject to security arrangements customary in such financings.

Segment	Number of Employees	Number and Nature of Facilities: Manufacturing	Warehouse	Sales	Other	Square Footage of Plants and Facilities: Owned	Leased
Electrical Products	21,102	73	47	107	16	9,687,017	4,185,719
Tools & Hardware	5,831	23	12	19	2	3,788,060	467,346
Other	255	0	0	0	1	0	137,853
Total	27,188	96	59	126	19	13,475,077	4,790,918

* Multi-purpose facilities at a single location are listed in each applicable column.

Manufacturing Plant Locations

Segment	United States	Europe (Other Than UK)	United Kingdom	Mexico	South America	Australia	Canada	Republic of China	India	Malaysia
Electrical Products	36	11	9	9	3	1	1	1	1	1
Tools & Hardware	11	7	0	2	2	1	0	0	0	0
Total	47	18	9	11	5	2	1	1	1	1

* Does not include joint venture operations.

Operations in the United States are conducted by wholly-owned subsidiaries of Cooper, organized by the two business segments. Activities outside the United States contribute significantly to the revenues and operating earnings of both segments of Cooper. These activities are conducted in major commercial countries by wholly-owned subsidiaries and jointly-owned companies, the management of which is structured through Cooper's two business segments. As a result of these international operations, sales and distribution networks are maintained throughout most of the industrialized world. Cooper generally believes that there are no substantial differences in the business risks associated with these international operations compared with domestic activities, although Cooper is subject to certain political and economic uncertainties encountered in activities outside the United States, including trade barriers, restrictions on foreign exchange and currency fluctuations. The five countries in which Cooper generates the most international revenues are Canada, Germany, France, Mexico and the United Kingdom. Cooper has operations in India, Malaysia and China and has several joint ventures with operations in China. Investments in India, Malaysia and China are subject to greater risks related to economic and political uncertainties as compared to most countries where Cooper has operations. Exhibit 21.0 contains a list of Cooper's subsidiaries.

Financial information with respect to Cooper's industry segments and geographic areas is contained in Note 15 of the Notes to the Consolidated Financial Statements. A discussion of acquisitions and divestitures is included in Notes 3, 7 and 16 of the Notes to the Consolidated Financial Statements.

With its two business segments, Cooper serves three major markets: industrial, construction and electrical power distribution. Cooper also serves the electronics and telecommunications markets. Markets for Cooper's products and services are worldwide, though the United States is the largest market. Within the United States, there is no material geographic concentration by state or region. Cooper experiences substantial competition in both of its business segments. The number and size of competitors vary considerably depending on the product line. Cooper cannot specify with exactitude the number of competitors in each product category or their relative market position. However, most operating units experience significant competition from both larger and smaller companies with the key competitive factors being price, quality, brand name and availability. Cooper considers its reputation as a manufacturer of a broad line of quality products and premier brands to be an important factor in its businesses. Cooper believes that it is among the leading manufacturers in the world of electrical distribution equipment, wiring devices, support systems, hazardous duty electrical equipment, emergency lighting, lighting fixtures, fuses, nonpower hand tools and industrial power tools.

Cooper's research and development activities are for purposes of improving existing products and services and originating new products. During 2003, approximately $63.4 million was spent for research and development activities as compared with approximately $54.0 million in 2002 and $55.8 million in 2001. Cooper obtains and holds patents on products and designs in the United States and many foreign countries where operations are conducted or products are sold. Although in the aggregate Cooper's patents are important in the operation of its businesses, the loss by expiration or otherwise of any one patent or license or group of patents or licenses would not materially affect its business.

Cooper does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2004. Cooper has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Orders and decrees consented to by Cooper, or currently under negotiation with state regulatory agencies, have contained agreed-upon timetables for fulfilling reporting or remediation obligations or maintaining specified air and water discharge levels in connection with permits for the operations of various plants. Cooper believes it is in compliance with the orders and decrees, and such compliance is not material to the business or financial condition of Cooper. For additional information concerning Cooper's accruals for environmental liabilities, see Note 7 of the Notes to the Consolidated Financial Statements.

Approximately 58 percent of the United States hourly production work force of Cooper is employed in 41 manufacturing facilities, distribution centers and warehouses not covered by labor agreements. Numerous agreements covering approximately 42 percent of all hourly production employees exist with 19 bargaining units at 19 operations in the United States and with various unions at 28 international operations. During 2003, new agreements were concluded covering hourly production employees at 4 operations in the United States. Cooper considers its employee relations to be excellent.

Sales backlog at December 31, 2003 was approximately $352.2 million, all of which is for delivery during 2004, compared with backlog of approximately $317.9 million at December 31, 2002.

Cooper's financial condition and performance are subject to various risks and uncertainties including, but not limited to: (1) the condition of the domestic economy and European and Latin American markets; (2) spending on commercial and residential construction and by utilities; (3) worldwide energy-related project spending; (4) demand for products in the electronics and telecommunications markets; (5) changes in raw material and energy costs; (6) changes in mix of products sold; (7) realization of benefits of cost reduction programs (including implementation of an Enterprise Business System); (8) industry competition; (9) the timing of facility consolidations and the magnitude of any disruption from such consolidations; (10) the timing and amount of any stock repurchases by Cooper; (11) changes in tax laws, regulations and treaties; (12) the relationship of the U.S. dollar to the currencies of countries in which Cooper does business; (13) mergers and acquisitions and their integration into Cooper; (14) the resolution of Federal-Mogul's bankruptcy proceedings; and (15) risks related to changing legal and regulatory requirements and changing market, economic and political conditions in the countries in which we operate.

Cooper's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available, free of charge, at the "Investor Center" tab on Cooper's website (www.cooperindustries.com) as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities Exchange Commission.

The following describes the business conducted by each of Cooper's business segments. Additional information regarding the products, markets and distribution methods for each segment is set forth on the table at the end of this Item. Information concerning market conditions, as well as information concerning revenues and operating earnings for each segment, is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Electrical Products

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters and other related power systems components.

The principal raw material requirements include: copper, tin, lead, plastics, insulating materials, pig iron, aluminum ingots, steel, aluminum and brass. These raw materials are available from and supplied by numerous sources located in the United States and abroad.

Demand for electrical products follows general economic conditions and is generally sensitive to activity in the construction market, industrial production levels, electronic component production and spending by utilities for replacements, expansions and efficiency improvements. The segment's product lines are marketed directly to original equipment manufacturers and utilities and to a variety of end users through major distributor chains, retail home centers, hardware outlets and thousands of independent distributors.

Tools & Hardware

The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets; and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The principal raw material requirements include: flat and bar stock steel, brass, copper, tin plate, fiberglass, aluminum, iron castings, wood, plastic pellets and plastic sheet. These materials are available from and supplied by numerous sources located in the United States and abroad.

Demand for nonpowered hand tools, assembly systems and industrial power tools is driven by employment levels and industrial activity in major industrial countries and by consumer spending. In addition, demand for industrial power tools is influenced by automotive and aerospace production. The segment's products are sold by a company sales force, independent distributors and retailers.

COOPER INDUSTRIES, LTD.
PRODUCTS, MARKETS AND DISTRIBUTION METHODS BY SEGMENT

Electrical Products
Major Products and Brands

Access Cabinets and **E2 Cabinets** electrical enclosures.
Arktite plugs and receptacles.
Arrow-Hart wiring devices.
AtLite commercial, exit and emergency lighting.
B-Line support systems, enclosures, fasteners.
Blessing, CSA, Pretronica and **Univel** emergency lighting and power systems.
Bussmann and **Buss** electrical and electronic fuses.
Cam-Lok electrical connectors.
Capri-Codec cable accessories and flexible conduits.
CEAG emergency lighting systems and explosion protected electrical materials.
Cent-R-Rail and **Redi-Rail** metal rack units and cable trays.
Champ and **Hazard-Gard** HID and fluorescent lighting.
Coiltronics inductors and transformers.
Combined Technologies current-limiting fuses.
Condulet fittings and outlet bodies.
Cooper Power Systems distribution transformers, power capacitors, voltage regulators, surge arresters and SCADA master stations.
Cooper Wiring Devices circuit protective devices.
Corelite and **Neo-Ray** indirect lighting products.
Crompton lighting fixtures and specialty lamps.
Crouse-Hinds and **CEAG** electrical construction materials and **Crouse-Hinds** aviation lighting products.
CUBEFuse fuses, fuse holders and fuse boxes.
DLS electrical wiring and control systems.
Domex electrical construction materials.
Dura-Copper and **Dura-Green** epoxy coatings.
Eagle wiring devices, sockets and switches.
Edison and **Edison Pro** relays and fusegear.
Edison Series Metering residential and commercial meter bases.
Eletromec DIN style fuses.
Emerald consumer recessed and track lighting.
EMSA power transformers.
EnKlosures electrical enclosures.
Envirotemp dielectric fluids.
Fail-Safe high abuse, clean room and vandal-resistant lighting fixtures.
Fulleon, Nugelec and **Transmould** fire detection systems.
Fusetron electric fuses and protectors.
Glocoil electric heating elements.
Halo recessed and track lighting fixtures.
Hart-Lock electrical receptacles, caps, connectors and accessories.
INVUE architectural lighting.
IRiS lighting systems.
JSB, Luminox and **Menvier** emergency lighting and fire detection systems.
Karp, Edison, Mercury and **B&S** electrical fuses.
Kearney fuses, connectors, tools and switches.
Kyle distribution switchgear.
Limitron electric fuses.
Little Brother electrical control panels.
Low-Peak electric fuses.
Lumière specification grade landscape lighting.
Magnum terminal strips and disconnect blocks.
McGraw-Edison and **Lumark** indoor and outdoor lighting.
McGraw-Edison and **RTE** transformer components, cable accessories and fuses.
Metalux fluorescent lighting.
Mini-Line molded-to-cable miniature connectors.
MWS modular wiring systems.
Myers electrical hubs.
Nortem electrical construction materials.
NOVA reclosers, sectionalizers and switches.
Optima fuseholders.
Portfolio architectural recessed lighting.
Posi-Break electrical connectors.
Posi-Lok electrical panel units.
Power-Lock wiring devices, receptacles, caps and covers.
PowerPlus panel boards.
PowerStor carbon aerogel supercapacitors.
Regalsafe signaling and life saving apparatus.
Regent security lighting systems.
Royer wiring devices, sockets and switches.
Scantronic and **Menvier** security systems.
Shaper specification and commercial grade lighting fixtures.
Shock Sentry sockets, connectors, and wall plates.
SpecOne controls, lighting, plugs and receptacles.
Streetworks outdoor lighting.
Sure-Lites exit and emergency lighting.
SurgBloc electrical voltage receptacles and surge suppressors.
Thepitt electrical outlet and switch boxes.
TransX transient voltage protection devices.
UltraSIL surge arresters.
VariGap and **VariStar** surge arresters.
Willsher & Quick electrical enclosures.

Tools & Hardware
Major Products and Brands

Airetool, Buckeye, Cleco, Cooper Automation, DGD, Doler, Dotco, Gardner-Denver*, GardoTrans, Quackenbush, Rotor Tool and **Recoules** industrial power tools and assembly equipment.
Apex and **Geta** screwdriver bits, impact sockets and universal joints.
Campbell chain products.
Crescent pliers and wrenches.
Diamond farrier tools and horseshoes.
Erem precision cutters and tweezers.
Kahnetics dispensing systems.
Lufkin measuring tapes.
Master Power industrial air tools.
Metronix servos and drive controls.
Nicholson files and saws.
Plumb hammers.
Utica torque measuring and controls.
Weller soldering equipment.
Wire-Wrap solderless connection equipment.
Wiss and **H.K. Porter** cutting products.
Xcelite screwdrivers and nutdrivers.

* Gardner-Denver is a registered trademark of Gardner Denver, Inc. and is used by Cooper Industries under license.

ELECTRICAL PRODUCTS

Major Markets

Fuses and circuit protection products are utilized in products for the construction, industrial, automotive and consumer markets and to manufacturers in the electrical, electronic, telecommunications and automotive industries. Lighting fixtures are utilized in residential construction, industrial, institutional and commercial building complexes, shopping centers, parking lots, roadways, and sports facilities. Electrical power products are used by utilities and commercial and industrial power users. Electrical construction materials are used in commercial, residential and industrial projects, by utilities, airports and wastewater treatment plants and in the process and energy industries. Emergency lighting, fire detection and security systems are installed in residential, commercial and industrial applications. Support systems and enclosures are used in industrial, commercial and telecommunications complexes. Wiring devices are used in the construction, renovation, maintenance and repair of residential, commercial, industrial and institutional buildings.

Principal Distribution Methods

Products are sold through distributors for use in general construction, plant maintenance, utilities, process and energy applications, shopping centers, parking lots, sports facilities, and data processing and telecommunications systems; through distributors and direct to manufacturers for use in electronic equipment for consumer, industrial, government and military applications; through distributors and direct to retail home centers and hardware outlets; and direct to original equipment manufacturers of appliances, tools, machinery and electronic equipment.

TOOLS AND HARDWARE

Major Markets

Power tools and assembly systems are used by general industrial manufacturers, particularly durable goods producers and original equipment manufacturers, such as those in the aerospace and automobile industries. Hand tools are used in a variety of industrial, electronics, agricultural, construction and consumer applications.

Principal Distribution Methods

Products are sold through distributors and agents to general industry, particularly automotive and aircraft; through distributors and wholesalers to hardware stores, lumberyards and department stores; and direct to original equipment manufacturers, home centers, specialty stores, department stores, mass merchandisers and hardware outlets.

ITEM 3. LEGAL PROCEEDINGS

Cooper is subject to various suits, legal proceedings and claims that arise in the normal course of business. While it is not feasible to predict the outcome of these matters with certainty, management is of the opinion that their ultimate disposition should not have a future additional material adverse effect on Cooper's financial statements.

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not yet made a decision whether to reject the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2003, a total of 114,976 Abex Claims were filed, of which 52,281 claims have been resolved leaving 62,695 Abex Claims pending at December 31, 2003, that are the responsibility of Federal-Mogul. During the year ended December 31, 2003, 11,843 claims were filed and 20,290 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $1,846 before insurance. A total of $50 million was spent on defense costs for the period August 28, 1998 through December 31, 2003. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims.

With the assistance of independent advisors, Bates White, LLC, in the fourth quarter of 2001 Cooper completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net impact of this issue. The analysis included a review of the twenty-year history of Abex Claims; the average indemnity payments for resolved claims; the jurisdictions in which claims had been filed; Bates White, LLC data on the incidence of asbestos exposure and diseases in various industries; existing insurance coverage including the insurance recovered by Pneumo and Federal-Mogul for pre-bankruptcy claims and the contractual indemnities. Assumptions were made regarding future claim filings and indemnity payments, and, based on the advisor's data, the expected population of persons exposed to asbestos in particular industries. All of this data was used to determine a reasonable expectation of future claims, indemnity payments and insurance coverage. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings.

Cooper's fourth-quarter 2001 analysis of the contingent liability exposure assumed that the liabilities would be settled within the Federal-Mogul bankruptcy proceedings. This analysis assumed that representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") would reach similar conclusions regarding the potential future liabilities and insurance recoveries as Cooper did based on the Bates White, LLC analysis. Throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with the Representatives regarding participation in Federal-Mogul's proposed 524(g) asbestos trust. Based on the status of the recent negotiations in 2004, Cooper concluded that it is probable that Federal-Mogul will reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

While Cooper believes that the insurance has significant additional value, extensive litigation with the insurance carriers may be required to receive recoveries and there is risk that court decisions could reduce the value of the recoveries. Additionally, the assumptions on liability payments could prove inaccurate over time. If Cooper is unable to reach a settlement with the Representatives and the 1998 Agreement is rejected, Cooper would be required to reflect an accrual for the total estimated liability and a receivable for the probable insurance recoveries. Generally accepted accounting principles provide relatively conservative requirements for the recording of insurance recoveries and a substantial portion of the potential insurance recoveries would not be reflected as receivables until future events occur.

During late February and early March 2004, Cooper reassessed the accrual required based on the current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge, net of a $70.9 income tax benefit, in the fourth quarter of 2003.

Cooper is continuing negotiations with the Representatives. At this time, the exact manner in which this issue will be resolved is not known. At December 31, 2003, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $252.5 million.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of the shareholders.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Cooper Class A common shares (symbol – CBE) are listed on the New York Stock Exchange. Options for Cooper Class A common shares are listed on the American Stock Exchange. Cooper Class B common shares are not publicly traded. Cooper Industries, Inc. is the only holder of Class B common shares. The Class B common shares were issued to Cooper Industries, Inc. in connection with the reincorporation merger whereby Cooper Industries, Inc., formerly the publicly traded parent company, became a wholly-owned subsidiary of Cooper Industries, Ltd. The holders of Class B common shares are not entitled to vote, except as to matters for which the Bermuda Companies Act specifically requires voting rights for otherwise nonvoting shares. Cooper Industries, Ltd. and Cooper Industries, Inc. have entered into a voting agreement whereby any Class A or Class B common shares held by Cooper Industries, Inc. will be voted (or abstained from voting) in the same proportion as the other holders of Class A common shares. Therefore, Class A and Class B common shares held by Cooper Industries, Inc. do not dilute the voting power of the Class A common shares held by the public.

As of March 1, 2004 there were 25,974 record holders of Cooper Class A common shares and one holder of Cooper Class B common shares.

The high and low quarterly sales price for the past two years of Cooper Class A common shares (and prior to May 22, 2002, Cooper Industries, Inc. Common Stock, par value $5.00 per share), as reported by Dow Jones & Company, Inc., are as follows:

		Quarter			
		1	**2**	**3**	**4**
2003	High	$39.25	$42.00	$51.65	$58.85
	Low	33.86	35.65	40.34	48.03
2002	High	$42.55	$47.10	$39.55	$38.50
	Low	30.20	37.00	27.14	27.55

Annual cash dividends declared on Cooper's Class A and Class B common shares (and prior to May 22, 2002, Cooper Industries, Inc. Common Stock, par value $5.00 per share) during 2003 and 2002 were $1.40 a share ($.35 a quarter). On February 11, 2004, the Board of Directors declared a quarterly dividend of $.35 a share (or $1.40 on an annualized basis), which will be paid on April 1, 2004 to shareholders of record on March 1, 2004. Cooper's subsidiary, Cooper Industries, Inc., waived the right to receive all dividends on Class A and Class B common shares held by it in 2002 and 2003 and in February 2004.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for Cooper for each of the five years in the period ended December 31, 2003. The selected historical financial information shown below has been derived from Cooper's audited consolidated financial statements. This information should be read in conjunction with Cooper's consolidated financial statements and notes thereto.

	Years Ending December 31,				
	2003	2002	2001	2000	1999
	(in millions, except per share data)				
INCOME STATEMENT DATA:					
Revenues	$ 4,061.4	$ 3,960.5	$ 4,209.5	$ 4,459.9	$ 3,868.9
Income from continuing operations	$ 274.3	$ 213.7	$ 261.3	$ 357.4	$ 331.9
Charge from discontinued operations, net of taxes	126.0	--	30.0	--	--
Net Income	$ 148.3	$ 213.7	$ 231.3	$ 357.4	$ 331.9
INCOME PER COMMON SHARE DATA:					
Basic -					
Income from continuing operations	$ 2.96	$ 2.29	$ 2.78	$ 3.82	$ 3.53
Charge from discontinued operations	1.36	--	.32	--	--
Net Income	$ 1.60	$ 2.29	$ 2.46	$ 3.82	$ 3.53
Diluted -					
Income from continuing operations	$ 2.92	$ 2.28	$ 2.75	$ 3.80	$ 3.50
Charge from discontinued operations	1.34	--	.31	--	--
Net Income	$ 1.58	$ 2.28	$ 2.44	$ 3.80	$ 3.50
BALANCE SHEET DATA (at December 31):					
Total assets	$ 4,965.3	$ 4,687.9	$ 4,611.4	$ 4,789.3	$ 4,143.4
Long-term debt, excluding current maturities	1,336.7	1,280.7	1,107.0	1,300.8	894.5
Shareholders' equity	2,118.2	2,002.4	2,023.2	1,904.2	1,743.1
CASH DIVIDENDS PER COMMON SHARE	$ 1.40	$ 1.40	$ 1.40	$ 1.40	$ 1.32

In October 1998, Cooper sold its Automotive Products segment for $1.9 billion in proceeds. Discontinued operations charges of $126.0 million, net of a $70.9 million income tax benefit in 2003 and $30 million, net of a $20 million income tax benefit in 2001 were recorded for potential liabilities related to the Automotive Products segment sale and the Federal-Mogul bankruptcy. See Note 16 of the Notes to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, includes certain forward-looking statements. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, statements regarding the facilities closure and production rationalization plan and cost-reduction programs (including implementation of an Enterprise Business System), resolution of income tax matters, potential liability exposure resulting from Federal-Mogul Corporation's ("Federal-Mogul") bankruptcy filing and any statements regarding future revenues, costs and expenses, earnings, earnings per share, margins, cash flows and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. Important factors which may affect the actual results include, but are not limited to, the resolution of Federal-Mogul's bankruptcy proceedings, political developments, market and economic conditions, changes in raw material and energy costs, industry competition, the net effects of Cooper's cost-reduction programs, the timing and net effects of facility closures and the magnitude of any disruptions from such closures, changes in mix of products sold, mergers and acquisitions and their integration into Cooper, the timing and amount of any stock repurchases by Cooper, changes in financial markets including foreign currency exchange rate fluctuations and changing legislation and regulations including changes in tax law, tax treaties or tax regulations. The forward-looking statements contained in this report are intended to qualify for the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to the Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Cooper believes the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Cooper recognizes revenues when products are shipped and accruals for sales returns and other allowances are provided at the time of shipment based upon past experience. If actual future returns and allowances differ from past experience, additional allowances may be required. The accrual for sales returns and other allowances was $33.8 million and $27.2 million at December 31, 2003 and 2002, respectively.

Allowances for excess and obsolete inventory are provided based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The allowance for excess and obsolete inventory was $47.6 million at December 31, 2003 and $41.0 million at December 31, 2002.

Cooper had a valuation allowance of $21.7 million at December 31, 2002 to reduce its deferred tax asset related to a capital loss carryforward on the 1998 sale of the Automotive Products segment. The capital loss carryforward was available to offset capital gains through 2003. The capital loss carryforward deferred tax asset balance was $21.7 million at December 31, 2002. Cooper limited the amount of tax benefits recognizable from this asset based on an evaluation of the amount of capital loss carryforward that was expected to be realized. Cooper implemented strategies to realize the capital loss carryforward asset and reclassified the reduction in the valuation allowance to other tax liabilities in 2003. See Note 12 of the Notes to the Consolidated Financial Statements.

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets, discount rates and estimated future employee earnings and demographics. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense ultimately recognized. Differences between actuarial assumptions and estimates and actual experience are deferred as unrecognized gains and losses. Unrecognized gains and losses in excess of a calculated minimum annual amount are amortized and recognized in net periodic pension cost over the average remaining service period of active employees.

Declining interest rates resulted in a decrease in the assumed discount rate used to measure plan obligations from 7.25% in 2001 to 6.25% in 2003. The decrease in the discount rate caused an increase in the accumulated benefit obligation amount. During 2001 and 2002, the fair market value of the equity investments included in pension plan assets decreased significantly, primarily as a result of the overall downturn in the U.S. stock market. The accumulated benefit obligation of certain plans exceeded the fair market value of plan assets at December 31, 2003 and 2002. This unfunded accumulated benefit obligation, plus the existing prepaid asset resulted in a $22.9 million and $33.4 million net-of-tax minimum pension liability charge included in accumulated other nonowner changes in equity at December 31, 2003 and 2002, respectively. Total net periodic pension benefits cost was $28.7 million in 2003, $16.7 million in 2002 and $11.6 million in 2001. The increase in net periodic pension cost in 2003 and 2002 was primarily due to a decrease in the expected return on plan assets and an increase in recognized actuarial losses. Total net periodic pension benefits cost is currently expected to approximate $25.0 million in 2004. The net periodic pension benefit cost for 2004 has been estimated assuming a discount rate of 6.25% and an expected return on plan assets of 8.5%. The expected decrease in net periodic pension cost in 2004 compared to 2003 primarily results from 2002 and 2003 pension plan contributions and increased returns on plan assets, as the U.S. stock market recovered in 2003. See Note 13 of the Notes to the Consolidated Financial Statements.

The postretirement benefits other than pensions liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in health care costs. Changes in the discount rate and differences between actual and expected health care costs will affect the recorded amount of postretirement benefits expense. Differences between assumptions and actual experience are deferred as unrecognized gains and losses. Unrecognized gains and losses in excess of a minimum annual amount are amortized and recognized in net periodic postretirement benefit cost over the average remaining life expectancy of the participants. The decline in interest rates over the past three years resulted in a decrease in the assumed discount rate used to measure postretirement benefit obligations from 7.25% in 2001 to 6.25% in 2003. Net periodic postretirement benefit cost is expected to decrease slightly to $5.5 million in 2004 compared to $5.8 million in 2003, $5.2 million in 2002 and income of $1.3 million in 2001. The increase in net periodic postretirement benefit cost in 2002 was primarily due to a decrease in the amount of recognized actuarial gains. See Note 13 of the Notes to the Consolidated Financial Statements.

Environmental liabilities are accrued based on estimates of known environmental remediation exposures. The liabilities include accruals for sites owned by Cooper and third-party sites where Cooper was determined to be a potentially responsible party. Third party sites frequently involve multiple potentially responsible parties and Cooper's potential liability is determined based on estimates of Cooper's proportionate responsibility for the total cleanup. The amounts accrued for such sites are based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, Cooper's estimate of its environmental liabilities may change. The liability for environmental remediation was $38.9 million at December 31, 2003 and $42.2 million at December 31, 2002. See Note 7 of the Notes to the Consolidated Financial Statements.

During the fourth quarter of 2003, Cooper revised the accrual that represents its best estimate of liabilities related to the sale of the Automotive Products business to Federal-Mogul in 1998. During the three year period ending December 31, 2003, Cooper accounted for payments made to settle asbestos-related cases by reducing the accrual. Subsequent proceeds from insurance claims for these settlements would increase the accrual. The liabilities include potential liabilities in the event Federal-Mogul rejects the 1998 Purchase and Sale Agreement for the sale of the Automotive Products business and certain indemnification obligations to Cooper. The analysis of Cooper's contingent liability exposure for asbestos-related claims involving Abex products was conducted in the fourth quarter of 2001 with assistance from independent advisors, Bates White, LLC, and assumed future resolution of the Abex-related asbestos claims within the Federal-Mogul bankruptcy proceeding. The analysis included a review of the twenty-year history of Abex claims; the average indemnity payments for resolved claims; the jurisdictions in which claims had been filed; Bates White, LLC data on the incidence of asbestos exposure and diseases in various industries; existing insurance coverage including the insurance recovered by Pneumo-Abex Corporation and Federal-Mogul for pre-bankruptcy claims and the contractual indemnities. Assumptions were made regarding future claim filings and indemnity payments, and, based on advisor's data, the expected population of persons exposed to asbestos in particular industries. All of this data was used to determine a reasonable expectation of future claims, indemnity payments and insurance coverage. As discussed in Note 16 of the Notes to the Consolidated Financial Statements, throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with representatives of Federal-Mogul, its bankruptcy committees and the future claimants ("Representatives") regarding participation in Federal-Mogul's proposed 524(g) asbestos trust.

Cooper's fourth-quarter 2001 analysis of the contingent liability exposure assumed that the liabilities would be settled within the Federal-Mogul bankruptcy proceedings. This analysis assumed that the Representatives would reach similar conclusions regarding the potential future liabilities and insurance recoveries as Cooper did based on the Bates White, LLC analysis. Based on the status of the negotiations during 2004, Cooper concluded that it is probable that Federal-Mogul will reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

While Cooper believes that the insurance has significant additional value, extensive litigation with the insurance carriers may be required to receive recoveries and there is risk that court decisions could reduce the value of the recoveries. Additionally, the assumptions on liability payments could prove inaccurate over time. If Cooper is unable to reach a settlement with the Representatives and the 1998 Agreement is rejected, Cooper would be required to reflect an accrual for the total estimated liability and a receivable for the probable insurance recoveries. Generally accepted accounting principles provide relatively conservative requirements for the recording of insurance recoveries and a substantial portion of the potential insurance recoveries would not be reflected as receivables until future events occur.

During late February and early March 2004, Cooper reassessed the accrual required based on the current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge in the fourth quarter of 2003.

Cooper is continuing negotiations with the Representatives. At this time, the manner in which this issue will be resolved is not known. At December 31, 2003, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $252.5 million.

Results of Operations

Revenues

	Year Ended December 31,		
	2003	2002	2001
		(in millions)	
Electrical Products	$ 3,358.4	$ 3,324.9	$ 3,485.5
Tools & Hardware	703.0	635.6	724.0
Total Revenues	$ 4,061.4	$ 3,960.5	$ 4,209.5

See the geographic information included in Note 15 of the Notes to the Consolidated Financial Statements for a summary of revenues by country.

2003 vs. 2002 Revenues Revenues increased 3% in 2003 compared to 2002. Foreign currency translation increased total 2003 revenues by approximately 2%.

Electrical Products revenues for 2003, which represent 83% of total revenues, increased 1% over 2002. Foreign currency translation increased Electrical Products revenues by approximately 2%. Modest sequential improvement in industrial and electronic markets, plus the benefits of Cooper's new product development and market penetration programs resulted in revenue gains in the hazardous duty, circuit protection and wiring devices businesses. Cooper's lighting fixtures business was up slightly, as an improvement in commercial and industrial markets was offset by the impact of inventory management initiatives within the retail channel. Cooper's support systems business continued to be pressured by weak non-residential and telecommunications markets. Controls over discretionary spending by utilities negatively impacted the power transmission and distribution equipment market. Cooper's European lighting and security business, absent favorable currency translation, experienced slightly reduced sales compared to the prior year.

Tools & Hardware segment revenues, which contributed 17% to total 2003 revenues, were 11% higher than 2002. Power tools experienced growth in European-based industrial power tools and assembly equipment markets. Hand tools sales improved over the prior year primarily as a result of increased demand from the retail channel, driven by new product offerings. A weak U.S. Dollar increased total Tools & Hardware revenues during 2003 by approximately 5%.

2002 vs. 2001 Revenues Revenues decreased 6% in 2002 compared to 2001. Foreign currency translation had an insignificant impact on revenues during 2002 in both business segments. Weak industrial markets worldwide affected demand across all of Cooper's businesses.

Electrical Products segment revenues, which represent 84% of 2002 total revenues, were 5% below 2001. Continued weakness in the North American economy affected the markets served by the Electrical Products segment. A contraction in domestic industrial activity and commercial construction impacted demand and increased price pressures for Cooper's lighting, hazardous-duty and support systems products. The impact of these weak markets was partially offset by strong retail channel sales, particularly for Cooper's residential lighting and wiring devices products. An uncertain economic environment for utility customers reduced sales of electrical distribution equipment. A modest recovery in the electronics markets led to an increase in sales of circuit protection products.

The Tools & Hardware segment contributed 16% of total revenues in 2002. Revenues for 2002 were 12% below 2001. Worldwide demand was weak for both hand tools and power tools used in general industrial and electronics markets. Shipments of automotive assembly equipment were lower than the prior year as a result of reduced capital spending by automotive companies.

Operating Results

	Year Ended December 31,		
	2003	2002	2001
	(in millions, except per share data)		
Electrical Products	$ 418.7	$ 376.6	$ 413.0
Tools & Hardware	39.4	14.6	68.6
Total Segment Operating Earnings	458.1	391.2	481.6
General Corporate Expense	66.1	36.5	80.5
Operating Earnings	392.0	354.7	401.1
Interest Expense, net	74.1	74.5	84.7
Interest Income on Tax Refund	(28.6)	-	-
Income from Continuing Operations Before Income Taxes	346.5	280.2	316.4
Income Tax Expense	72.2	66.5	55.1
Income from Continuing Operations	274.3	213.7	261.3
Charge Related to Discontinued Operations	126.0	-	30.0
Net Income	$ 148.3	$ 213.7	$ 231.3
Diluted Earnings Per Share			
Income from Continuing Operations	$ 2.92	$ 2.28	$ 2.75
Charge from Discontinued Operations	1.34	-	.31
Net Income	$ 1.58	$ 2.28	$ 2.44

Cooper measures the performance of its businesses exclusive of financing expenses. All costs directly attributable to operating businesses are included in segment operating earnings. Corporate overhead costs, including costs of traditional headquarters activities, such as treasury, are not allocated to the businesses. See Note 15 of the Notes to the Consolidated Financial Statements.

Cooper adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142") on January 1, 2002. In accordance with SFAS No. 142, goodwill is no longer amortized but is subject to an annual impairment test. See Note 6 of the Notes to the Consolidated Financial Statements.

2003 vs. 2002 Segment Operating Earnings Segment operating earnings were $458.1 million in 2003, compared to $391.2 million in 2002.

Electrical Products segment 2003 operating earnings were $418.7 million compared to $376.6 million for 2002. Return on revenues was 12.5% in 2003, compared to 11.3% in 2002. Included in the Electrical Products segment earnings were restructuring charges in 2003 and 2002 totalling $16.4 million and $24.0 million, respectively. Excluding the restructuring charges in both years, the increase in Electrical Products segment earnings was primarily due to the improvement in margins as a result of cost reduction and productivity actions targeting manufacturing costs. The favorable impact of these actions was partially offset by increased insurance, pension and employee benefit expenses and investments in sales and marketing initiatives.

Tools & Hardware segment operating earnings were $39.4 million for 2003, compared to $14.6 million for 2002. Return on revenues was 5.6% in 2003, compared to 2.3% in 2002. Included in Tools & Hardware segment earnings for 2003 was a net $0.4 million favorable adjustment reflecting the reversal of excess 2002 restructuring charges partially offset by 2003 restructuring charges. Tools & Hardware segment earnings for 2002 included restructuring charges of $12.7 million. Absent the impact of restructuring charges in both years, the increase in Tools & Hardware segment earnings largely reflects the increase in revenues and the impact of Cooper's cost control and manufacturing rationalization efforts, partially offset by unfavorable product mix and higher insurance, pension and employee benefit expenses.

2002 vs. 2001 Segment Operating Earnings Segment operating earnings decreased to $391.2 million in 2002 from $481.6 million in 2001.

Electrical Products segment operating earnings decreased to $376.6 million from $413.0 million in 2001. Return on revenues was 11.3% in 2002 compared to 11.8% in 2001. Electrical Products segment operating earnings for 2001 include goodwill amortization of $51.5 million. Included in the Electrical Products segment earnings were restructuring charges of $24.0 million in each year. Excluding these restructuring charges and goodwill amortization, the reduction in segment earnings from the prior year was due to lower revenues reflective of the overall weakness of industrial and non-residential construction markets, competitive market conditions, lower absorption of production costs as a result of aggressive actions to reduce inventory levels and investments in strategic growth programs.

The Tools & Hardware segment operating earnings were $14.6 million compared to $68.6 million in 2001. Return on revenues was 2.3% in 2002 compared to 9.5% in 2001. Tools & Hardware segment operating earnings for 2001 include goodwill amortization of $9.2 million. Included in Tools & Hardware segment earnings for 2002 were restructuring charges of $12.7 million. Excluding these restructuring charges and goodwill amortization, the lower operating earnings primarily reflect the impact of reduced revenues from the prior year and plant inefficiencies from operating at reduced levels of manufacturing to achieve planned inventory reductions.

Restructuring

During the fourth quarter of 2003, Cooper recorded net restructuring charges of $16.9 million, or $13.6 million after taxes ($.14 per diluted common share). This represented costs associated with restructuring projects undertaken in 2003 of $18.4 million, partially offset by a $1.5 million adjustment of estimates for restructuring projects initiated in 2002.

The most significant action included in the charges was an announcement of the closing of Cooper Wiring Devices' manufacturing operations in New York City. This action will include the withdrawal from a multiple-employer pension plan. Cooper recorded a $12.5 million obligation as an estimate of Cooper's portion of unfunded benefit obligations of the plan. The remaining $5.9 million charge primarily represents severance for announced employment reductions at several locations. The 2003 net impact of the charges was $16.4 million on the Electrical Products segment, $(0.4) million on the Tools & Hardware segment and

$0.9 million related to General Corporate. As of December 31, 2003, Cooper had paid $2.7 million for these actions, all of which was for severance costs.

A total of 114 salaried and 150 hourly personnel are scheduled to be eliminated as a result of these actions, with 106 personnel having been terminated as of December 31, 2003. The remaining employees are being terminated in the first quarter of 2004. The majority of the remaining severance obligation will be paid in the first half of 2004. The multiple-employer pension obligation is expected to be paid over 15 years, beginning in 2005. Cooper estimates the annual savings from the personnel reductions will be approximately $6 million, (net of the anticipated additional employees added in lower-cost regions) with most of the savings beginning in the first quarter of 2004. The savings from the withdrawal from the multiple-employer pension plan are approximately $1 million per year and are expected to begin in 2005. The majority of the eliminated costs previously were reflected as cost of sales.

In 2001, Cooper accrued $35 million reflecting the contractual amount due to financial advisors associated with Cooper's strategic alternatives review. Cooper paid $5 million to the advisors in the 2001 fourth quarter and $15.7 million during 2002, leaving a balance of $14.3 million payable upon the occurrence of certain events. During the second quarter of 2003, the terms of the agreements with the financial advisors expired with the contingent events that required payment not occurring. Accordingly, the accrual was reversed and reflected as a $14.3 million negative restructuring charge ($8.6 million, net of taxes) on the consolidated income statement.

Restructuring activity for 2003 totaled $2.6 million consisting of the fourth quarter net restructuring charge of $16.9 million, less the $14.3 million negative restructuring charge.

During the fourth quarter of 2002, Cooper committed to (1) the closure of ten manufacturing facilities, (2) further employment reductions to appropriately size Cooper's workforce to market conditions, and (3) the write-off of assets related to production rationalization activities. These actions were taken as a part of Cooper management's ongoing assessment of required production capacity in consideration of the current demand levels. In connection with these commitments, certain production capacity and related assets were sold, outsourced, discontinued or moved to a lower cost environment. Cooper recorded a provision for these announced actions of $39.1 million ($15.0 million of which was non-cash), or $29.8 million after taxes ($.32 per diluted common share). Of this amount, $24.0 million ($11.0 million of which was non-cash) was associated with the Electrical Products segment, $12.7 million ($3.4 million of which was non-cash) was associated with the Tools & Hardware segment and the remainder was related to General Corporate. During the fourth quarter of 2003, Cooper reduced estimates of the cost related to those actions by $1.5 million. Of the $24.1 million of charges resulting in cash expenditures, $2.7 million remained to be expended at December 31, 2003.

The following table reflects activity related to the fourth quarter 2002 restructuring charge.

	Number of Employees	Accrued Severance	Facilities Closure and Rationalization
		($ in millions)	
2002 Restructuring Charge	1,206	$ 18.3	$ 20.8
Asset write-offs	-	-	(15.0)
Employees terminated	(184)	-	-
Cash expenditures	-	(2.1)	-
Balance at December 31, 2002	1,022	16.2	5.8
Employees terminated	(982)	-	-
Cash expenditures	-	(14.9)	(2.9)
Reversal of excess accruals	(9)	(0.9)	(0.6)
Balance at December 31, 2003	31	$ 0.4	$ 2.3

A total of 435 salaried and 771 hourly positions were scheduled to be eliminated as a result of the planned closure and rationalization actions. Of those planned position eliminations, approximately 600 positions were replaced ultimately as a result of Cooper's ongoing efforts to relocate production capacity to lower cost locations. Substantially all of the closure and rationalization activities were initiated by the end of 2003 and are scheduled to be substantially completed by the end of 2004. The expenditures related to the 2002 restructuring charge were funded from cash provided by operating activities.

As of December 31, 2003, Cooper anticipates incurring $1.0 million related to facility exit costs and disruption of operations under the 2002 facility closure and production rationalization plan that could not be accrued. These costs are principally related to production inefficiencies and equipment and personnel relocation and will be expensed as incurred. Cooper estimates that the earnings impact in 2003 from these actions was approximately $10 million in pretax savings, the majority of which benefited the second half of the year. These initial savings were realized from personnel reductions that principally impacted selling and administrative expenses and lower cost of sales. Cooper expects that incremental savings of $25.0 to $30.0 million will be realized in 2004, largely reflected as lower cost of sales.

During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million ($1.7 million of which was non-cash). Plans to consolidate or close facilities arose as a result of Cooper management continuing to review and modify their assessment of required production and distribution facilities and capacity, in consideration of depressed demand levels. In addition, Cooper concluded during 2001 that various Electrical Products segment assets comprising $8.5 million of net book value were fully impaired as a result of decisions to discontinue or outsource the production provided by those assets in light of demand for the related products. Also during the 2001 fourth quarter, Cooper management performed a strategic review of the operations of the Wiring Devices business. This review focused on the results to date of the combination of the March 2000 acquisition of Eagle Electric with Cooper's existing electrical wiring devices operations. Management concluded that certain products within the combined Wiring Devices business were essentially duplicative; that other product offerings were forecasted to be unprofitable; that all product and product packaging should be rebranded to a single brand; and that certain customer changeover costs incurred would provide no future benefit to the Wiring Devices business. Cooper recorded a non-cash charge of $8.4 million to provide for these assimilation and changeover costs. The 2001 fourth quarter restructuring charge for the Electrical Products segment totaled $24.0 million.

During the fourth quarter of 2001, Cooper reviewed strategies surrounding certain information technology related investments. These investments included capitalized costs for software applications, related hardware and equity investments in technology ventures that were primarily related to Cooper's efforts regarding the development of electronic sales, engineering and purchasing capabilities. Cooper concluded that a $14.1 million General Corporate restructuring charge should be recorded to provide for the full impairment of certain modules of software, hardware and other technology investments that would not become a functional component of Cooper's overall information technology infrastructure.

On August 1, 2001, Danaher Corporation ("Danaher") announced it had made an unsolicited proposal to Cooper for a merger through a stock and cash transaction subject to conducting due diligence procedures. On August 8, 2001, Cooper's Board of Directors unanimously rejected Danaher's proposal and authorized management to explore all strategic alternatives that would maximize shareholder value including mergers, sales, strategic alliances, acquisitions or other similar strategic alternatives. During the 2001 fourth quarter, Cooper recorded a General Corporate restructuring charge of $35.0 million for the fees and expenses of financial advisors and $1.0 million for legal and other external costs associated with performing the strategic alternatives review. On February 13, 2002, Cooper announced that it completed its strategic alternatives review process. After careful review of all the available alternatives with management and its financial advisors, Cooper's Board of Directors concluded that it was in the best interests of Cooper's shareholders to move forward with its plan to reincorporate in Bermuda. The 2001 fourth quarter general corporate restructuring charge totaled $50.1 million.

The restructuring charges for 2001 total $74.1 million, or $44.5 million after taxes ($.47 per diluted share). Of the total $74.1 million, $32.7 million represented non-cash charges.

During the fourth quarter of 1998, Cooper initiated and announced a voluntary and involuntary severance program and committed to consolidate several facilities. Cooper accrued a total of $26.4 million in severance and $16.1 million in other charges including facility exit costs during the fourth quarter of 1998. During the first quarter of 1999, Cooper completed the voluntary severance program and accrued an additional $5.8 million primarily representing the voluntary severance program premium over the severance provided under Cooper's established policies. Cooper also accrued $1.5 million related to severance and other costs for facility closures announced during the first quarter of 1999. At December 31, 2000, $5.1 million of the severance accrual and $3.0 million of the facility consolidation accrual remained to be expended.

The following table reflects activity related to the fourth quarter 1998, first quarter 1999 and the fourth quarter 2001 severance, facility consolidation and closure and financial advisors and other cost accruals.

	Number of Employees	Accrued Severance	Facilities Consolidation and Closure	Financial Advisors and Other
			($ in millions)	
Balance at December 31, 2000	607	$ 5.1	$ 3.0	$ -
Employees terminated	(607)	-	-	-
Cash expenditures	-	(5.1)	(3.0)	-
Completion of 1998 and 1999 plans	-	-	-	-
Facility consolidation and closure	291	3.2	2.2	-
Provision for advisors and other	-	-	-	36.0
Employees terminated	(18)	-	-	-
Cash expenditures	-	(0.2)	(0.1)	(6.0)
Balance at December 31, 2001	273	3.0	2.1	30.0
Employees terminated	(273)	-	-	-
Cash expenditures	-	(3.0)	(2.1)	(15.7)
Balance at December 31, 2002	-	-	-	14.3
Reversal of accrual	-	-	-	(14.3)
Balance at December 31, 2003	-	$ -	$ -	$ -

Cash provided by operating activities was the source for funding the expenditures. During the second quarter of 2003, the terms of the agreements with the financial advisors expired with the contingent events that required payment not occurring. Accordingly, the accrual was reversed and reflected as a $14.3 million negative restructuring charge ($8.6 million, net of taxes) on the consolidated income statement. See Note 2 of the Notes to the Consolidated Financial Statements for additional information on restructuring charges.

General Corporate Expense General Corporate expense was $66.1 million in 2003, compared to $36.5 million in 2002. Included in General Corporate expense in 2003 was a $0.9 million restructuring charge and a $14.3 million reversal of a previously accrued restructuring charge. General Corporate expense in 2002 included a $2.4 million restructuring charge. Excluding these charges in both years, General Corporate expense increased $45.4 million in 2003 compared to 2002. During 2002, General Corporate expense was reduced by income of $12.0 million under an agreement with Belden, Inc. ("Belden"). In 1993, Cooper completed an initial public offering of the stock of Belden, formerly a division of Cooper. Under the agreement, Belden and Cooper made an election that increased the tax basis of certain Belden assets. Belden is required to pay Cooper ninety percent of the amount by which Belden has actually reduced tax payments that would otherwise have been payable if the increase in the tax basis of assets had not occurred, as realized on a quarterly basis over substantially fifteen years. If Belden does not have sufficient future taxable income, it is possible that Belden will not be able to utilize the tax deductions arising from the increases in the tax basis of the assets resulting in a tax loss carryforward. Belden can carry any loss forward twenty years to offset future taxable income. Cooper concluded that, for 2003, no income should be recognized under the agreement. Also, in 2003 Cooper made a discretionary $12.0 million contribution to the Cooper Industries Foundation, which will be used to fulfill commitments to match future employee contributions to non-profit organizations and corporate contributions. No such discretionary contribution was made in 2002. The remaining General Corporate expense increase resulted primarily from increased employee benefit-related expenses, pension expense and stock-based compensation expense.

General Corporate expenses decreased to $36.5 million in 2002 from $80.5 million in 2001 due to a reduction in restructuring charges to $2.4 million in 2002 from $50.1 million in 2001. Excluding these restructuring charges in both years, General Corporate expenses increased $3.7 million in 2002 compared to 2001. Increases in expenses for pension and other postretirement benefits were significant contributors to the increase in 2002.

Interest Expense, Net Interest expense, net decreased $0.4 million in 2003 compared to 2002. Higher average interest rates on lower average debt balances resulted in an increase in interest expense that was offset by an increase in interest income earned on higher cash and cash equivalent balances. Average debt balances were $1.34 billion and $1.40 billion and average interest rates were 5.82% and 5.37% for 2003 and 2002, respectively. The increase in average interest rates primarily resulted from Cooper's replacement in 2002 of substantially all variable rate commercial paper borrowings with long-term fixed-rate debt.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six-month LIBOR rate plus 1.91% (with semi-annual reset). The notional principal amount and maturity dates of the interest-rate swaps match the underlying long-term debt. During the year ended December 31, 2003, Cooper recognized a $2.4 million reduction of interest expense, net related to the interest-rate swaps.

Interest expense, net decreased $10.2 million in 2002 compared to 2001 primarily as a result of lower average debt balances and average interest rates. Average debt balances were $1.40 billion and $1.56 billion and average interest rates were 5.37% and 5.46% for 2002 and 2001, respectively.

Interest Income on Tax Refund During October 2003, Cooper received a refund of $75.9 million for certain claims relating to tax years prior to 1994. The refund included interest of $28.6 million. See Note 12 of the Notes to the Consolidated Financial Statements.

Income Tax Expense The effective tax rate attributable to continuing operations for 2003 was 20.8% compared to 23.7% for 2002. The effective tax rate attributable to continuing operations for 2001 was 17.4%. The effective tax rate attributable to continuing operations decreased in 2003 when compared to 2002, primarily as a result of full year effect of the reorganization as discussed in Note 1 of the Notes to the Consolidated Financial Statements. Items affecting the comparability of the 2001 effective tax rate include goodwill amortization, restructuring charges and a $50 million tax benefit due to the reversal of reserves as a result of favorable Appellate level third party court decisions related to certain income tax return issues. See Note 12 of the Notes to the Consolidated Financial Statements.

Charge Related to Discontinued Operations A $30 million charge, net of a $20 million income tax benefit, was recorded in 2001 related to potential asbestos obligations regarding the Automotive Products segment which was sold in 1998. In the fourth quarter of 2003, Cooper concluded that an additional $126.0 million charge, net of a $70.9 million income tax benefit, was required in order to adjust the existing accrual to an amount that will be within the likely range of outcomes. See Note 16 of the Notes to the Consolidated Financial Statements.

Diluted Earnings Per Share Diluted earnings per share from continuing operations was $2.92 in 2003, $2.28 in 2002 and $2.75 in 2001.

Percentage of Revenues

	Year Ended December 31,		
	2003	2002	2001
Cost of Sales:			
Electrical Products	69.9%	71.2%	70.2%
Tools & Hardware	74.9%	75.0%	71.1%
Selling and Administrative:			
Electrical Products	17.2%	16.7%	15.8%
Tools & Hardware	19.5%	20.7%	18.2%

2003 vs. 2002 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, for 2003 decreased 1.3 points compared to 2002. The decrease in the cost of sales percentage was primarily a result of the continued focus on adjusting Cooper's cost structure and productivity improvements. Tools & Hardware segment cost of sales, as a percentage of revenues, decreased 0.1 points in 2003 compared to 2002. The decrease in the cost of sales percentage reflects the benefits of cost reduction programs, partially offset by an unfavorable mix of lower margin assembly equipment shipments and costs incurred as the cost reduction programs were implemented.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2003 were 17.2% compared to 16.7% for 2002. The increase in the selling and administrative expenses percentage is attributable to higher employee benefits-related costs, higher insurance costs and increased sales and marketing costs resulting from initiatives to expand market share, partially offset by benefits from the 2002 cost reduction programs. Tools & Hardware segment selling and administrative expenses, as a percentage of revenues, were 19.5% compared to 20.7% for 2002. The decrease in the selling and administrative expenses percentage reflects increased leveraging of costs partially offset by a modest increase in expenses, particularly related to employee benefits.

2002 vs. 2001 Percentage of Revenues Electrical Products segment cost of sales, as a percentage of revenues, increased 1.0 points in 2002 compared to 2001. The increase in the cost of sales percentage was due to pricing pressures and lower absorption of manufacturing costs as a result of efforts to reduce inventories. Tools & Hardware segment cost of sales, as a percentage of revenues, increased 3.9 points for 2002 compared to 2001. The increase in the cost of sales percentage was due to lower absorption of production costs and inefficiencies associated with adjusting manufacturing levels to achieve planned inventory reductions.

Electrical Products segment selling and administrative expenses, as a percentage of revenues, for 2002 were 16.7% compared to 15.8% for 2001. Total Electrical Products segment selling and administrative expenses were up slightly, reflecting increased investments in strategic growth programs, while revenues declined, driving the overall percentage increase. Tools & Hardware segment selling and administrative expenses, as a percentage of revenues, for 2002 increased 2.5 points over 2001. The increase in selling and administrative expenses, as a percentage of revenues, was directly attributable to the reduction in revenues as total expenses were comparable to 2001.

Cooper realizes certain costs and proceeds that are not directly attributable to the operating segments. These items are reflected as General Corporate expenses. See the "General Corporate Expense" section above.

Earnings Outlook

The following sets forth Cooper's general business outlook for 2004 based on current expectations.

Cooper expects modest growth in revenues for Electrical Products in 2004 through new product introductions and market penetration. In the Tools & Hardware segment, Cooper expects revenue growth through new product introductions and market penetration to approximately offset the anticipated decline in the high levels of assembly equipment sales experienced in 2003. Operating earnings are expected to grow more rapidly than revenues as a result of cost reduction programs and leveraging of fixed costs. Diluted continuing earnings per share is expected to range from approximately $3.15 to $3.30 for 2004.

The above statements are forward looking, and actual results may differ materially. The above statements are based on a number of assumptions, risks and uncertainties. The primary economic assumptions include, without limitation: (1) slow growth in the domestic and international economies; (2) no significant change in raw material or energy costs; (3) realization of benefits of cost-reduction programs (including implementing an Enterprise Business System) with no major disruptions from those programs currently underway; and (4) no significant adverse changes in the relationship of the U.S. dollar to the currencies of countries in which Cooper does business. The estimates also assume, without limitation, no significant change in competitive conditions and such other risk factors as are discussed from time to time in Cooper's periodic filings with the Securities and Exchange Commission.

Pricing and Volume

In each of Cooper's segments, the nature of many of the products sold is such that an accurate determination of the changes in unit volume of sales is neither practical nor, in some cases, meaningful. Each segment produces a family of products, within which there exist considerable variations in size, configuration and other characteristics.

It is Cooper's judgment that unit volume in the Electrical Products segment was relatively unchanged and increased in the Tools & Hardware segment in 2003.

During the three-year period ending December 31, 2003, Cooper was unable to increase prices to fully offset cost increases in selected product offerings in both segments. Cooper has been able to control costs through strategic sourcing efforts, manufacturing improvements and other actions during this period so that the inability to increase prices has not significantly affected profitability in the segments.

Effect of Inflation

During each year, inflation has had a relatively minor effect on Cooper's results of operations. In recent years, the rate of inflation in Cooper's primary markets has been low overall. Cooper actively manages material costs and has achieved cost reductions in each of the last three years, which has mitigated increases in employee compensation and benefits. Due to depressed market conditions over the past three years, inflation of sales prices has been limited to specific products with overall pricing declining in each of the three years in the period ended December 31, 2003.

Liquidity and Capital Resources

Operating Working Capital

For purposes of this discussion, operating working capital is defined as receivables and inventories less accounts payable.

Cooper's operating working capital decreased $13 million to $962 million in 2003 compared to $975 million in 2002. The decrease in operating working capital for 2003 was due to a $29 million reduction in inventories and a $17 million increase in accounts payable, partially offset by a $32 million increase in accounts receivable. Operating working capital turnover (defined as annual revenues divided by average operating working capital) for 2003 was 4.2 turns, increasing from 3.9 turns in 2002, due to continued focus on improving the efficient use of working capital, particularly lowering inventory levels. A portion of the reduction in inventories was due to a $7 million increase in the allowance for excess and obsolete inventories.

Cooper's operating working capital decreased $72 million to $975 million in 2002 from $1,047 million in 2001. This decrease was primarily related to a $90 million reduction in inventories and a $70 million reduction in accounts receivable, partially offset by lower accounts payable. Contributing to the reduction in inventories was a $6 million increase in the allowance for excess and obsolete inventories reflecting Cooper's assessment of ultimate disposition in consideration of market conditions. Operating working capital turnover decreased to 3.9 turns in 2002 from 4.0 turns in 2001. The decrease from 2001 reflects the impact of lower shipments.

Cooper's operating working capital decreased $19 million to $1,047 million in 2001 from $1,066 million in 2000. Operating working capital turnover declined to 4.0 turns in 2001 from 4.5 turns in 2000. The impact of recent acquisitions increased operating working capital turnover in 2001 by .2 turns. The decrease from 2000 primarily reflects the lower than expected revenues experienced in 2001.

Cash Flows

Net cash provided by operating activities in 2003 totaled $445 million. These funds, along with $63 million of cash received from employee stock plan activity, were used to fund capital expenditures of $80 million, dividends of $130 million and net debt repayments of $170 million and resulted in an increase in cash and cash equivalents of $162 million.

Net cash provided by operating activities in 2002 totaled $480 million. These funds, along with a net $95 million of additional debt, partially offset by capital expenditures of $74 million, dividends of $130 million and share purchases of $94 million, resulted in an increase in cash and cash equivalents of $291 million.

Net cash provided by operating activities in 2001 totaled $422 million. These funds, along with $41 million in cash received from employee stock plan activity, were used to fund capital expenditures of $115 million, dividends of $131 million, share repurchases of $42 million, and a net reduction of debt of $206 million.

In connection with accounting for acquisitions, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired businesses into existing Cooper operations. At December 31, 2003, Cooper had accruals totaling $18.1 million related to these activities. Cash flows from operating activities for each of the three years in the period ended December 31, 2003, is reduced by the amounts expended on the various accruals established in connection with each acquisition. Cooper spent $11.0 million, $7.2 million and $11.0 million on these integration activities in 2003, 2002 and 2001, respectively. See Note 7 of the Notes to the Consolidated Financial Statements for further information.

Cooper currently anticipates a continuance of its long-term ability to annually generate approximately $200 million in cash flow available for acquisitions, debt repayment and common stock repurchases.

As discussed in Note 16 of Notes to the Consolidated Financial Statements, Cooper is continuing negotiations with the representatives of Federal-Mogul, its bankruptcy committees and the future claimants regarding settlement of Cooper's contingent liabilities related to the Automotive Products sale to Federal-Mogul. It is likely that if a settlement is reached, the settlement would involve a cash contribution. Cooper anticipates that any settlement cash contribution amounts would be funded from operating cash flows.

Debt

Cooper typically relies on the commercial paper market as its principal source of short-term financing. As of December 31, 2001, Cooper's outstanding commercial paper balance was $342 million. At December 31, 2003 and 2002, Cooper had no commercial paper outstanding and cash and cash equivalents of $463.7 million and $302.0 million, respectively.

Cooper's practice is to back up its outstanding commercial paper with a combination of cash and committed bank credit facilities. As of December 31, 2003, the balance of these committed bank credit facilities was $450 million, which matures on November 17, 2004. Outstanding commercial paper balances, to the extent not backed up by cash, reduce the amount of available borrowings under the committed bank credit facilities.

The credit facility agreements do not contain a material adverse change clause. The principal financial covenants in the agreements limit Cooper's debt-to-total capitalization ratio to 60% and require Cooper to maintain a minimum earnings before interest expense, income taxes, depreciation and amortization to interest ratio of 3 to 1. Cooper is in compliance with all covenants set forth in the credit facility agreements.

Cooper's access to the commercial paper market could be adversely affected by a change in the credit ratings assigned to its commercial paper. Should Cooper's access to the commercial paper market be adversely affected due to a change in its credit ratings, Cooper would rely on a combination of available cash and its committed bank credit facilities to provide short-term funding. The committed bank credit facilities do not contain any provision which makes their availability to Cooper dependent on Cooper's credit ratings.

During June 2002, Cooper's subsidiary, Cooper Industries, Inc. ("Cooper Ohio"), issued $300 million senior unsecured notes due July 1, 2007 with a 5.25% interest rate. Proceeds from the notes were used to reduce outstanding commercial paper balances. During September 2002, Cooper Ohio filed a Form S-4 Registration Statement to exchange the original notes for notes with substantially identical terms, except that the exchange notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes. The original and exchange notes are fully and unconditionally guaranteed by Cooper. The exchange offer was completed on November 4, 2002 with all holders exchanging their notes. Cooper Ohio did not receive any proceeds from the exchange offer.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six month LIBOR rate plus 1.91% (with semi-annual reset). The swaps mature concurrent with the long-term debt and have been designated as fair-value hedges.

During 1999, Cooper Ohio completed a shelf registration to issue up to $500 million of debt securities. On October 28, 2002, Cooper Ohio issued $275 million senior unsecured notes due November 1, 2009, with a 5.5% interest rate. Proceeds from the notes were used to repay short-term debt and other maturing indebtedness in 2002 and current maturities of long-term debt in 2003. The notes are fully and unconditionally guaranteed by Cooper. After this issuance, $225 million of the shelf registration remains available.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Cooper executes stand-by letters of credit, performance bonds and other guarantees in the normal course of business that ensure Cooper's performance or payments to third parties. The aggregate notional value of these instruments was $99.9 million at December 31, 2003. Sixty-nine percent of these instruments have an expiration date within one year. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material cash outlays to occur in connection with these instruments.

The following table summarizes Cooper's contractual obligations at December 31, 2003 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

	Payments Due				
Contractual Obligations:	Total	Less than One Year	One to Three Years	Four to Five Years	After Five Years
			(in millions)		
Long-Term Debt	$ 1,337.1	$ 0.4	$ 645.8	$ 405.9	$ 285.0
Short-Term Debt	6.2	6.2	-	-	-
Noncancellable Operating Leases	106.7	23.9	39.8	26.4	16.6
Purchase Obligations	178.4	173.6	4.8	-	-
Other Long-Term Liabilities[1]	278.5	18.4	36.8	36.2	187.1
	$ 1,906.9	$ 222.5	$ 727.2	$ 468.5	$ 488.7

[1] Includes unfunded other postretirement benefit obligations, unfunded foreign defined benefit pension plan liabilities, other postemployment benefit liabilities and environmental liabilities.

Capitalization

During the first quarter of 2000, Cooper's Board of Directors authorized the repurchase of up to five million shares of common stock. As of December 31, 2003, there were approximately 2.3 million shares available for repurchase under this authorization.

Cooper has targeted a 35% to 45% debt-to-total capitalization ratio and intends to utilize cash flows to maintain a debt-to-capitalization ratio within this range. Excess cash flows are utilized to purchase shares of Cooper's Common stock or fund acquisitions. At December 31, 2003, 2002 and 2001, Cooper's debt-to-total capitalization ratio was 38.8%, 41.8% and 39.1%, respectively.

Capital Expenditures and Commitments

Capital expenditures on projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility, or expand production capacity were $80 million in 2003, $74 million in 2002 and $115 million in 2001. Capital expenditures decreased during 2002 and 2001 compared to the prior year, as Cooper completed several significant projects and focused on maximizing cash generation from its operations. Accordingly, Cooper's businesses concentrated on completing open projects and investing only in operationally necessary new projects. Capital expenditures are projected to be approximately $100 to $110 million in 2004. Projected expenditures for 2004 will focus on development of new products, the implementation of new business systems and cost reduction programs.

Interest Rate and Foreign Currency Risk

Changes in interest rates and foreign currency exchange rates affect Cooper's earnings and cash flows. As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies used by Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

The table below provides information about Cooper's derivative financial instruments and other financial instruments at December 31, 2003 that are sensitive to changes in interest rates. Additionally, information on foreign denominated debt obligations that are sensitive to foreign currency exchange rates is presented. For debt obligations the table presents principal cash flows by expected maturity dates and weighted average interest rates. The information is presented in U.S. Dollar equivalents. The actual cash flows are denominated in U.S. Dollars, Euros and British Pound Sterling as indicated in parentheses. For interest-rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. The average pay-rate on interest-rate swaps is based on implied forward-rates in the yield curve as of December 31, 2003.

	2004	2005	2006	2007	2008	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed-rate (U.S. Dollar)	$ 0.4	$ 229.9	$ 11.4	$ 300.4	$ 100.3	$ 277.0	$ 919.4
Average interest-rate	5.8%	5.8%	5.5%	5.6%	5.6%	5.5%	5.8%
Fixed-rate (Euro)	$ -	$ 374.6	$ -	$ -	$ -	$ -	$ 374.6
Average interest-rate	6.3%	6.3%	-	-	-	-	6.3%
Variable-rate (GBP)	$ -	$ 29.9	$ -	$ -	$ -	$ -	$ 29.9
Average interest-rate	3.6%	3.6%	-	-	-	-	3.6%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ -	$ -	$ 8.0	$ 8.0
Average interest-rate	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Interest-rate swaps:							
Fixed to variable:							
Notional amount[1]	$ 300.0	$ 300.0	$ 300.0	$ 300.0	$ -	$ -	$ 300.0
Average pay-rate	3.34%	4.81%	5.95%	6.46%	-	-	4.95%
Average receive-rate	5.25%	5.25%	5.25%	5.25%	-	-	5.25%

[1] Cooper entered into interest-rate swaps to effectively convert its fixed-rate $300 million senior unsecured debt due in July 2007 to variable-rate debt.

The table below provides information about Cooper's foreign currency forward exchange contracts to purchase currencies in excess of $5 million at December 31, 2003. The contracts mature during 2004. The notional amount is used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2004
	(in millions, where applicable)
Canadian Dollar Functional Currency	
Buy U. S. Dollars / Sell Canadian Dollars	
Notional amount	$ 27.1
Average contract rate	0.7147
Euro Functional Currency	
Buy U.S. Dollars / Sell Euro	
Notional amount	$ 7.5
Average contract rate	1.129
U.S. Dollar Functional Currency	
Buy Mexican Pesos / Sell U.S. Dollars	
Notional amount	$ 9.2
Average contract rate	.0855

The table below provides information about Cooper's financial instruments at December 31, 2002 that are sensitive to changes in interest rates. Additionally, information on foreign denominated debt obligations that are sensitive to foreign currency exchange rates is presented. The table presents principal cash flows by expected maturity dates and weighted average interest rates for debt obligations. The information is presented in U.S. Dollar equivalents. The actual cash flows are denominated in U.S. Dollars, Euros and British Pound Sterling as indicated in parentheses.

	2003	2004	2005	2006	2007	Thereafter	Total
				($ in millions)			
Long-term debt:							
Fixed rate (U.S. Dollar)	$ 153.8	$ 0.4	$ 230.2	$ 11.4	$ 300.3	$ 377.9	$1,074.0
Average interest rate	5.8%	5.8%	5.8%	5.5%	5.6%	5.7%	5.8%
Fixed-rate (Euro)	$ -	$ -	$ 309.0	$ -	$ -	$ -	$ 309.0
Average interest-rate	6.3%	6.3%	6.3%	-	-	-	6.3%
Variable rate (GBP)	$ -	$ -	$ 27.0	$ -	$ -	$ -	$ 27.0
Average interest rate	3.4%	3.4%	3.4%	-	-	-	3.4%
Variable-rate (U.S. Dollar)	$ -	$ -	$ -	$ 6.5	$ -	$ 18.0	$ 24.5
Average interest-rate	2.2%	2.2%	2.2%	2.1%	2.1%	2.1%	2.2%

Information about Cooper's foreign currency forward exchange contracts to purchase currencies in excess of $2 million at December 31, 2002 is presented below. The contracts matured during 2003. The notional amounts are used to calculate the contractual payments exchanged under the contracts. The notional amount represents the U.S. dollar equivalent.

	2003
	(in millions, where applicable)
British Pound Sterling Functional Currency	
Buy U.S. Dollars / Sell British Pound Sterling	
Notional amount	$ 3.6
Average contract rate	1.558
Canadian Dollar Functional Currency	
Buy U.S. Dollars / Sell Canadian Dollars	
Notional amount	$ 2.3
Average contract rate	0.643

The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

During 2002, Cooper sold at a premium U.S. Treasury securities due August 15, 2003 with a face amount of $750 million. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limited Cooper's interest rate exposure under this agreement to a maximum amount of $7.2 million. During the fourth quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $7.0 million which was funded with cash provided by operating activities. During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002 with a face amount of $1.0 billion. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limited Cooper's interest rate exposure under this agreement to a maximum amount of $7.0 million. During the second quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $6.0 million, which was funded with cash provided by operating activities. The repurchase agreements were settled immediately prior to the maturity of the securities. Settlement of these transactions did not require any financing by Cooper and the transactions did not create an asset or liability, other than as described above.

Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any interest rate exposure under the securities loan agreement and received a cash payment of approximately $1.9 million upon maturity of the notes. The securities loan agreement was settled immediately prior to the maturity of the notes. Settlement of this transaction will not require any financing by Cooper and this transaction did not create a liability. The face amount of the notes was $480 million.

See Note 17 of the Notes to the Consolidated Financial Statements for additional information regarding the fair value of Cooper's financial instruments.

Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this Item is included under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Cooper's consolidated financial statements, together with the report thereon of Ernst & Young LLP and the supplementary financial data are set forth on pages F-1 through F-40 hereof. (See Item 15 for Index.)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, Cooper's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of Cooper's disclosure controls and procedures. Based on that evaluation, Cooper's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the disclosure controls and procedures are effective. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth under the captions "Election of Directors", "Executive Officers", "Meetings of the Cooper Board and its Committees", and "Code of Ethics and Business Conduct" in Cooper's Proxy Statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with Cooper's 2004 Annual Meeting of Shareholders (the "Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "Executive Management Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth under the captions "Cooper Stock Ownership", "Security Ownership of Management" and "Equity Compensation Plan Information" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth under the caption "Relationship with Independent Auditors" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. *Financial Statements and Other Financial Data.*

	Page
Report of Management	F-1
Report of Independent Auditors	F-2
Consolidated Income Statements for each of the three years in the period ended December 31, 2003	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003	F-5
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7

Financial information with respect to subsidiaries not consolidated and 50 percent or less owned entities accounted for by the equity method has not been included because in the aggregate such subsidiaries and investments do not constitute a significant subsidiary.

2. *Financial Statement Schedules*

Financial statement schedules are not included in this Form 10-K Annual Report because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. *Exhibits*

2.0 Agreement and Plan of Merger among Cooper Industries, Inc., Cooper Mergerco, Inc. and Cooper Industries, Ltd. (incorporated herein by reference to Annex I to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.1 Memorandum of Association of Cooper Industries, Ltd. (incorporated herein by reference to Annex II to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

3.2 Amended and Restated Bye-Laws of Cooper Industries, Ltd. (incorporated herein by reference to Annex III to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

4.1 Rights Agreement dated as of May 16, 2002 between Cooper Industries, Ltd. and EquiServe Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.4 to Cooper's Registration Statement on Form 8-A, Registration No. 001-31330).

4.2 Form of Voting Agreement between Cooper Industries, Ltd. and Cooper Industries, Inc. (incorporated herein by reference to Exhibit 4.2 to Cooper's Registration Statement on Form S-4, Registration No. 333-62740).

4.3 Form of Indenture dated as of January 15, 1990, between Cooper and The Chase Manhattan Bank (National Association), as Trustee (incorporated herein by reference to Exhibit 4(a) to Cooper's Registration Statement on Form S-3, Registration No. 33-33011).

4.4	First Supplemental Indenture dated as of May 15, 2002 between Cooper Industries, Inc. and JP Morgan Chase Bank, as successor Trustee to The Chase Manhattan Bank (National Association) (incorporated herein by reference to Exhibit 4.3 to Cooper's Form 10-Q for the quarter ended June 30, 2002).
4.5	Second Supplemental Indenture dated as of June 21, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JP Morgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.4 to Cooper's Form 10-Q for the quarter ended June 30, 2002).
4.6	Third Supplemental Indenture dated as of October 28, 2002 among Cooper Industries, Inc., Cooper Industries, Ltd. and JP Morgan Chase Bank, as Trustee (incorporated herein by reference to Exhibit 4.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).
10.1	Cooper Industries, Inc. Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Cooper's Form 10-K for the year ended December 31, 1997).
10.2	Cooper Industries, Inc. Directors Retirement Plan (incorporated by reference to Exhibit 10.3 to Cooper's Form 10-K for the year ended December 31, 1997).
10.3	Cooper Industries, Inc. Executive Restricted Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Cooper's Form 10-K for the year ended December 31, 1997).
10.4	First Amendment to Cooper Industries, Inc. Executive Restricted Stock Incentive Plan.
10.5	Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iii) to Cooper's Form 10-Q for the quarter ended September 30, 1998).
10.6	First Amendment to Cooper Industries, Inc. Supplemental Excess Defined Benefit Plan (August 1, 1998 Restatement).
10.7	Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement) (incorporated by reference to Exhibit 10(iv) to Cooper's Form 10-Q for the quarter ended September 30, 1998).
10.8	First, Second and Third Amendments to Cooper Industries, Inc. Supplemental Excess Defined Contribution Plan (August 1, 1998 Restatement).
10.9	Management Incentive Compensation Deferral Plan (incorporated by reference to Exhibit 10.7 to Cooper's Form 10-K for the year ended December 31, 1997).
10.10	Third and Fourth Amendments to Management Incentive Compensation Deferral Plan.
10.11	Crouse-Hinds Company Officers' Disability and Supplemental Pension Plan (September 10, 1999 Restatement, as amended).
10.12	Cooper Industries, Inc. Amended and Restated Stock Incentive Plan (February 14, 2001 Restatement) (incorporated herein by reference to Appendix B to Cooper's proxy statement for the Annual Meeting of Shareholders held on April 24, 2001).
10.13	First Amendment to Cooper Industries, Inc. Amended and Restated Stock Incentive Plan (February 14, 2001 Restatement).

10.14 Form of Incentive Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan.

10.15 Form of Nonqualified Stock Option Agreement for Cooper Industries, Inc. Stock Incentive Plan.

10.16 Form of Cooper Industries, Inc. Executive Stock Incentive Agreement.

10.17 Cooper Industries, Inc. Amended and Restated Management Annual Incentive Plan (February 14, 2001 Restatement) (incorporated herein by reference to Appendix C to Cooper's proxy statement for the Annual Meeting of Shareholders held on April 24, 2001).

10.18 First Amendment to Cooper Industries, Inc. Amended and Restated Management Annual Incentive Plan (February 14, 2001 Restatement).

10.19 Amended and Restated Cooper Industries, Ltd. Directors' Stock Plan (April 29, 2003 Restatement) (incorporated herein by reference to Exhibit 10.2 to Cooper's Form 10-Q for the quarter ended June 30, 2003).

10.20 Form of Directors' Nonqualified Stock Option Agreement for Directors' Stock Plan (incorporated herein by reference to Exhibit 10.18 to Cooper's Form 10-K for the year ended December 31, 1997).

10.21 Cooper Industries, Ltd. Amended and Restated Directors' Retainer Fee Stock Plan (April 1, 2003 Restatement).

10.22 Form of Management Continuity Agreement between Cooper Industries, Ltd. and key management personnel which applies if there is a Change of Control of Cooper (incorporated herein by reference to Exhibit 10.1 to Cooper's Form 10-Q for the quarter ended September 30, 2002).

10.23 Form of Indemnification Agreement between Cooper Industries, Ltd. and key management personnel.

10.24 Purchase and Sale Agreement between Cooper Industries, Inc. and Federal-Mogul Corporation dated August 17, 1998 (incorporated herein by reference to Exhibit 10(i) of Cooper's Form 10-Q for the quarter ended September 30, 1998).

10.25 Cooper (UK 2002) Employee Share Purchase Plan

12.0 Computation of Ratios of Earnings to Fixed Charges for the Calendar years 1999 through 2003.

21.0 List of Cooper Industries, Ltd. Subsidiaries.

23.1 Consent of Ernst & Young LLP.

23.2 Consent of Bates White, LLC.

24.0 Powers of Attorney from members of the Board of Directors of Cooper Industries, Ltd.

31.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Cooper will furnish to the Commission supplementally upon request a copy of any instrument with respect to long-term debt of Cooper.

Copies of the above Exhibits are available to shareholders of record at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Cooper Industries, Ltd.
Attn: Corporate Secretary
P.O. Box 4446
Houston, Texas 77210

(b) *Reports on Form 8-K.*

Cooper filed or furnished the following reports on Form 8-K during the fourth quarter of 2003:

- Form 8-K dated October 23, 2003, which furnished a copy of a press release regarding Cooper's financial results for the third quarter of 2003 and furnished "Sales Trends" information to be posted on Cooper's website.
- Form 8-K dated November 17, 2003, which announced the appointment of Kirk S. Hachigian as Chief Operating Officer.
- Form 8-K dated November 20, 2003, which furnished "Sales Trends" information to be posted on Cooper's website.
- Form 8-K dated December 18, 2003, which furnished "Sales Trends" information to be posted on Cooper's website.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOPER INDUSTRIES, LTD.

Date: March 8, 2004

By: /s/ H. JOHN RILEY, JR.
(H. John Riley, Jr., Chairman, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ H. JOHN RILEY, JR. (H. John Riley, Jr.)	Chairman, President and Chief Executive Officer	March 8, 2004
/s/ TERRY A. KLEBE (Terry A. Klebe)	Senior Vice President and Chief Financial Officer	March 8, 2004
/s/ JEFFREY B. LEVOS (Jeffrey B. Levos)	Vice President and Controller and Chief Accounting Officer	March 8, 2004
*STEPHEN G. BUTLER (Stephen G. Butler)	Director	March 8, 2004
*LINDA A. HILL (Linda A. Hill)	Director	March 8, 2004
*JAMES J. POSTL (James J. Postl)	Director	March 8, 2004
*DAN F. SMITH (Dan F. Smith)	Director	March 8, 2004
*GERALD B. SMITH (Gerald B. Smith)	Director	March 8, 2004
*JAMES R. WILSON (James R. Wilson)	Director	March 8, 2004

* By /s/ DIANE K. SCHUMACHER
(Diane K. Schumacher, as Attorney-In-Fact for each of the persons indicated)

REPORT OF MANAGEMENT

The management of Cooper Industries is responsible for the preparation, integrity and fair presentation of the accompanying Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Management also prepared the other information included in the Annual Report on Form 10-K for the year ended December 31, 2003, and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by an independent accounting firm, Ernst & Young LLP, which was given unrestricted access to all financial records and related data, including minutes of meetings of shareholders, the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Cooper maintains a system of internal control designed to provide reasonable assurance to Cooper's management and Board of Directors that assets are safeguarded against loss; transactions are authorized, executed and recorded in accordance with management's instructions; and accounting records are reliable for preparing published financial statements. The system of internal control includes: a documented organizational structure and division of responsibility; regular management review of financial performance and internal control activities; comprehensive written policies and procedures (including a code of conduct to foster a sound ethical climate) that are communicated throughout Cooper; and the careful selection, training and development of employees. Cooper's internal audit department monitors the operation of the internal control system and reports findings and recommendations to management and the Audit Committee of the Board of Directors. The Internal Audit department reports directly to the Audit Committee of the Board of Directors. Prompt corrective action is taken to address control deficiencies and other opportunities for improving the internal control system.

The Audit Committee of the Board of Directors, which is composed entirely of directors who are not employees of Cooper, meets periodically with management, the independent auditors, and the Vice President of Internal Audit to discuss the adequacy of internal control and to review accounting, reporting, auditing and other internal control matters. The internal and independent auditors have unrestricted access to the Audit Committee.

H. John Riley, Jr.
Chairman, President and
Chief Executive Officer

Terry A. Klebe
Senior Vice President and
Chief Financial Officer

Jeffrey B. Levos
Vice President and Controller
and Chief Accounting Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Cooper Industries, Ltd.

We have audited the accompanying consolidated balance sheets of Cooper Industries, Ltd., the successor company to Cooper Industries, Inc., as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Industries, Ltd. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 6 to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards Nos. 123 in 2003 and 142 in 2002.

ERNST & YOUNG LLP

Houston, Texas
March 4, 2004

COOPER INDUSTRIES, LTD.
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31,		
	2003	2002	2001
	(in millions, except per share data)		
Revenues	$ 4,061.4	$ 3,960.5	$ 4,209.5
Cost of sales	2,871.9	2,830.9	2,943.9
Selling and administrative expenses	794.9	735.8	729.7
Goodwill amortization	-	-	60.7
Restructuring	2.6	39.1	74.1
Operating earnings	392.0	354.7	401.1
Interest expense, net	74.1	74.5	84.7
Interest income on tax refund	(28.6)	-	-
Income from continuing operations before income taxes	346.5	280.2	316.4
Income taxes	72.2	66.5	55.1
Income from continuing operations	274.3	213.7	261.3
Charge related to discontinued operations, net of income taxes	126.0	-	30.0
Net income	$ 148.3	$ 213.7	$ 231.3
Income per Common share			
Basic:			
Income from continuing operations	$ 2.96	$ 2.29	$ 2.78
Charge from discontinued operations	1.36	-	.32
Net income	$ 1.60	$ 2.29	$ 2.46
Diluted:			
Income from continuing operations	$ 2.92	$ 2.28	$ 2.75
Charge from discontinued operations	1.34	-	.31
Net income	$ 1.58	$ 2.28	$ 2.44
Cash dividends per Common share	$ 1.40	$ 1.40	$ 1.40

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS	(in millions)	
Cash and cash equivalents	$ 463.7	$ 302.0
Receivables	738.6	706.7
Inventories	552.0	580.5
Deferred income taxes and other current assets	206.5	99.8
Total current assets	1,960.8	1,689.0
Property, plant and equipment, less accumulated depreciation	711.4	750.2
Goodwill	2,056.6	1,996.2
Deferred income taxes and other noncurrent assets	236.5	252.5
Total assets	$ 4,965.3	$ 4,687.9
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	$ 6.2	$ 4.1
Accounts payable	329.1	312.2
Accrued liabilities	433.7	489.4
Accrual for discontinued operations	252.5	-
Current maturities of long-term debt	0.4	153.8
Total current liabilities	1,021.9	959.5
Long-term debt	1,336.7	1,280.7
Postretirement benefits other than pensions	181.1	189.1
Other long-term liabilities	307.4	256.2
Total liabilities	2,847.1	2,685.5
Common stock, $.01 par value	0.9	0.9
Capital in excess of par value	518.0	422.7
Retained earnings	1,762.8	1,744.2
Accumulated other nonowner changes in equity	(163.5)	(165.4)
Total shareholders' equity	2,118.2	2,002.4
Total liabilities and shareholders' equity	$ 4,965.3	$ 4,687.9

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
		(in millions)	
Cash flows from operating activities:			
Net income	$ 148.3	$ 213.7	$ 231.3
Plus: charge related to discontinued operations	126.0	-	30.0
Income from continuing operations	274.3	213.7	261.3
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	121.4	121.7	186.4
Deferred income taxes	99.3	3.7	(35.1)
Restructuring payments	(17.8)	(22.9)	(14.4)
Changes in assets and liabilities: [(1)]			
Receivables	(3.2)	81.8	43.1
Inventories	45.9	89.4	17.3
Accounts payable and accrued liabilities	(22.4)	(76.2)	(17.1)
Other assets and liabilities, net	(52.2)	68.6	(19.1)
Net cash provided by operating activities	445.3	479.8	422.4
Cash flows from investing activities:			
Capital expenditures	(79.9)	(73.8)	(115.1)
Cash received from (paid for) acquired businesses	-	(1.1)	9.8
Proceeds from sales of property, plant and equipment and other	18.1	22.0	6.7
Net cash used in investing activities	(61.8)	(52.9)	(98.6)
Cash flows from financing activities:			
Proceeds from issuances of debt	4.3	608.3	136.9
Repayments of debt	(174.4)	(513.5)	(343.2)
Debt issuance costs	-	(6.5)	-
Dividends	(129.7)	(129.7)	(131.3)
Acquisition of treasury shares	-	(37.9)	(42.0)
Subsidiary purchase of parent shares	(5.5)	(56.4)	-
Activity under employee stock plans and other	63.2	3.2	41.0
Net cash used in financing activities	(242.1)	(132.5)	(338.6)
Effect of exchange rate changes on cash and cash equivalents	20.3	(3.9)	(0.1)
Increase (decrease) in cash and cash equivalents	161.7	290.5	(14.9)
Cash and cash equivalents, beginning of year	302.0	11.5	26.4
Cash and cash equivalents, end of year	$ 463.7	$ 302.0	$ 11.5

[(1)] Net of the effects of acquisitions and translation.

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital In Excess of Par Value	Retained Earnings	Treasury Stock	Unearned Employee Stock Ownership Plan Compensation	Accumulated Nonowner Changes in Equity	Total
				(in millions)			
Balance December 31, 2000	$ 615.0	$ 663.3	$ 2,225.0	$(1,470.0)	$ (8.6)	$ (120.5)	$ 1,904.2
Net income			231.3				231.3
Minimum pension liability adjustment						(0.7)	(0.7)
Translation adjustment						(6.3)	(6.3)
Change in fair value of derivatives						(0.3)	(0.3)
Net income and other nonowner changes in equity							224.0
Common stock dividends			(131.3)				(131.3)
Purchase of treasury shares				(42.0)			(42.0)
Stock issued under employee stock plans		(16.6)		74.4			57.8
ESOP shares allocated					8.6		8.6
Other activity		(0.7)		2.6			1.9
Balance December 31, 2001	615.0	646.0	2,325.0	(1,435.0)	-	(127.8)	2,023.2
Net income			213.7				213.7
Minimum pension liability adjustment						(33.4)	(33.4)
Translation adjustment						(4.4)	(4.4)
Change in fair value of derivatives						0.2	0.2
Net income and other nonowner changes in equity							176.1
Common stock dividends			(129.7)				(129.7)
Purchase of treasury shares				(37.9)			(37.9)
Subsidiary purchase of parent shares		(56.4)					(56.4)
Share conversion	(614.1)	(171.0)	(664.8)	1,449.9			-
Stock issued under employee stock plans		4.0		21.6			25.6
Other activity		0.1		1.4			1.5
Balance December 31, 2002	0.9	422.7	1,744.2	-	-	(165.4)	2,002.4
Net income			148.3				148.3
Minimum pension liability adjustment						(22.9)	(22.9)
Translation adjustment						26.2	26.2
Change in fair value of derivatives						(1.4)	(1.4)
Net income and other nonowner changes in equity							150.2
Common stock dividends			(129.7)				(129.7)
Stock-based compensation		7.1					7.1
Subsidiary purchase of parent shares		(5.5)					(5.5)
Stock issued under employee stock plans		92.0					92.0
Other activity		1.7					1.7
Balance December 31, 2003	$ 0.9	$ 518.0	$ 1,762.8	$ -	$ -	$ (163.5)	$ 2,118.2

The Notes to Consolidated Financial Statements are an integral part of these statements.

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements of Cooper Industries, Ltd., a Bermuda company ("Cooper"), have been prepared in accordance with generally accepted accounting principles in the United States. Cooper is the parent company of Cooper Industries, Inc., an Ohio corporation ("Cooper Ohio"), following a corporate reorganization ("the reorganization") that became effective on May 22, 2002. The reorganization was effected through the merger of Cooper Mergerco, Inc., an Ohio corporation, into Cooper Ohio. Cooper Ohio was the surviving company in the merger and became an indirect, wholly-owned subsidiary of Cooper. All outstanding shares of Cooper Ohio common stock were automatically converted to Cooper Class A common shares. Cooper and its subsidiaries continue to conduct the business previously conducted by Cooper Ohio and its subsidiaries. The reorganization was accounted for as a reorganization of entities under common control and accordingly, did not result in changes in the historical consolidated carrying amounts of assets, liabilities and shareholders' equity.

Principles of Consolidation: The consolidated financial statements include the accounts of Cooper and its majority-owned subsidiaries. Affiliated companies are accounted for on the equity method where Cooper owns 20% to 50% of the affiliate unless significant economic, political or contractual considerations indicate that the cost method is appropriate.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For purposes of the consolidated statements of cash flows, Cooper considers all investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable: Cooper provides an allowance for doubtful trade accounts receivable, determined under the specific identification method. The allowance was $6.3 million and $6.4 million at December 31, 2003 and 2002, respectively.

Inventories: Inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 58% and 62% of inventories at December 31, 2003 and 2002, respectively were carried on the last-in, first-out (LIFO) method. The remaining inventories are carried on the first-in, first-out (FIFO) method. Cooper records provisions for potential obsolete and excess inventories. See Note 4 of the Notes to the Consolidated Financial Statements.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the related assets using primarily the straight-line method. This method is applied to group asset accounts, which in general have the following lives: buildings -- 10 to 40 years; machinery and equipment -- 3 to 18 years; and tooling, dies, patterns and other -- 3 to 10 years.

Goodwill: On January 1, 2002, Cooper adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142") and is therefore no longer amortizing goodwill. See Note 6 of the Notes to the Consolidated Financial Statements. Cooper has designated January 1 as the date of its annual goodwill impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. The first step of the SFAS No. 142 two step goodwill impairment test compares the fair value of a reporting unit with its carrying value. Cooper has designated seven reporting units, consisting of six units in the Electrical Products reportable operating segment plus the Tools & Hardware reportable operating segment. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. Fair value is determined by estimating the present value of future cash flows. The second step compares the implied fair value of reporting unit goodwill to the carrying amount of the goodwill to measure the amount of impairment loss.

Prior to the adoption of SFAS No. 142, with minor exceptions, Cooper amortized goodwill over 40 years from the respective acquisition dates.

Revenue Recognition: Cooper recognizes revenues when products are shipped. Accruals for sales returns and other allowances are provided at the time of shipment based upon experience. The accrual for sales returns and other allowances was $33.8 million and $27.2 million at December 31, 2003, and 2002, respectively. Shipping and handling costs of $117.1 million, $118.9 million and $125.5 million in 2003, 2002 and 2001, respectively, are reported as a reduction of revenues in the consolidated income statements.

Research and Development Expenditures: Research and development expenditures are charged to earnings as incurred. Research and development expenses were $63.4 million, $54.0 million and $55.8 million in 2003, 2002 and 2001, respectively.

Stock-Based Compensation: Effective January 1, 2003, Cooper adopted Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended. Cooper's stock-based compensation plans are described in Note 10 of the Notes to the Consolidated Financial Statements. Cooper utilized the prospective method of adoption. Cooper accounted for stock-based compensation awards granted, modified or settled prior to January 1, 2003 using the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations ("APB No. 25"). In accordance with APB No. 25, compensation expense was recognized for performance-based and restricted stock awards. No compensation expense was recognized under Cooper's fixed stock option plans or Employee Stock Purchase Plan for grants prior to January 1, 2003.

SFAS No. 123 provides an alternative fair value based method for recognizing stock-based compensation in which compensation expense is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The fair value of stock options is estimated on the grant date, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001 respectively: dividend yield of 3.8%, 3.9% and 3.5%, expected volatility of 34.0%, 33.0% and 27.5%, risk free interest rates of 2.7%, 4.8% and 5.1% and expected lives of 4 years in 2003 and 7 years for 2002 and 2001. The fair value of restricted stock and performance-based awards granted in 2003 was measured at the market price on the grant date. Total stock-based compensation expense was $10.5 million in 2003 and $2.7 million in 2001. Previously accrued stock-based compensation of $1.7 million related to performance based awards was reversed to income during 2002 as it was determined that certain performance targets would not be met.

The following table presents pro forma net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each year.

	Year Ended December 31		
	2003	2002	2001
		(in millions)	
Net income, as reported	$ 148.3	$ 213.7	$ 231.3
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	6.3	(1.0)	1.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12.6)	(12.9)	(8.9)
Pro forma net income	$ 142.0	$ 199.8	$ 224.0
Earnings per share:			
Basic – as reported	$ 1.60	$ 2.29	$ 2.46
Basic – pro forma	$ 1.53	$ 2.14	$ 2.38
Diluted – as reported	$ 1.58	$ 2.28	$ 2.44
Diluted – pro forma	$ 1.52	$ 2.14	$ 2.37

Impact of New Accounting Standards: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (the "Interpretation"), an interpretation of Accounting Research Bulletin No. 51. The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. For variable interest entities created before February 1, 2003 the Interpretation is effective during the first interim period ending after December 15, 2003. Cooper has evaluated the effects of adopting the Interpretation and has concluded it will have no effect on Cooper's consolidated results of operations, financial position or cash flows.

NOTE 2: RESTRUCTURING

During the fourth quarter of 2003, Cooper recorded net restructuring charges of $16.9 million, or $13.6 million after taxes ($.14 per diluted common share). This represented costs associated with restructuring projects undertaken in 2003 of $18.4 million, partially offset by a $1.5 million adjustment of estimates for restructuring projects initiated in 2002.

The most significant action included in the charges was an announcement of the closing of Cooper Wiring Devices' manufacturing operations in New York City. This action will include the withdrawal from a multiple-employer pension plan. Cooper recorded a $12.5 million obligation as an estimate of Cooper's portion of unfunded benefit obligations of the plan. The remaining $5.9 million charge primarily represents severance for announced employment reductions at several locations. The 2003 net impact of the charges was $16.4 million on the Electrical Products segment, $(0.4) million on the Tools & Hardware segment and $0.9 million related to General Corporate. As of December 31, 2003, Cooper had paid $2.7 million for the actions, all of which was for severance costs.

A total of 114 salaried and 150 hourly personnel are scheduled to be eliminated as a result of these actions, with 106 personnel having been terminated as of December 31, 2003. The remaining employees are being terminated in the first quarter of 2004. The majority of the remaining severance obligation will be paid in the first half of 2004. The multiple-employer pension obligation is expected to be paid over 15 years, beginning in 2005.

In 2001, Cooper accrued $35 million reflecting the contractual amount due to financial advisors associated with Cooper's strategic alternatives review. Cooper paid $5 million to the advisors in the 2001 fourth quarter and $15.7 million during 2002, leaving a balance of $14.3 million payable upon the occurrence of certain events. During the second quarter of 2003, the terms of the agreements with the financial advisors expired with the contingent events that required payment not occurring. Accordingly, the accrual was reversed and reflected as a $14.3 million negative restructuring charge ($8.6 million, net of taxes) on the consolidated income statement.

Restructuring activity for 2003 totaled $2.6 million consisting of the fourth quarter net restructuring charge of $16.9 million, less the $14.3 million negative restructuring charge.

During the fourth quarter of 2002, Cooper committed to (1) the closure of ten manufacturing facilities, (2) further employment reductions to appropriately size Cooper's workforce to market conditions, and (3) the write-off of assets related to production rationalization activities. These actions were taken as a part of Cooper management's ongoing assessment of required production capacity in consideration of the current demand levels. In connection with these commitments, certain production capacity and related assets were sold, outsourced, discontinued or moved to a lower cost environment. Cooper recorded a provision for these announced actions of $39.1 million ($15.0 million of which was non-cash), or $29.8 million after taxes ($.32 per diluted common share). Of this amount, $24.0 million ($11.0 million of which was non-cash) was associated with the Electrical Products segment, $12.7 million ($3.4 million of which was non-cash) was associated with the Tools & Hardware segment and the remainder was related to General Corporate. During the fourth quarter of 2003, Cooper reduced estimates of the cost related to those actions by $1.5 million.

The following table reflects activity related to the fourth quarter 2002 restructuring charge.

	Number of Employees	Accrued Severance	Facilities Closure and Rationalization
		($ in millions)	
2002 Restructuring Charge	1,206	$ 18.3	$ 20.8
Asset write-offs	-	-	(15.0)
Employees terminated	(184)	-	-
Cash expenditures	-	(2.1)	-
Balance at December 31, 2002	1,022	16.2	5.8
Employees terminated	(982)	-	-
Cash expenditures	-	(14.9)	(2.9)
Reversal of excess accrual	(9)	(0.9)	(0.6)
Balance at December 31, 2003	31	$ 0.4	$ 2.3

A total of 435 salaried and 771 hourly positions were to be eliminated as a result of the planned closure and rationalization actions. Of those planned position eliminations, approximately 600 positions were replaced ultimately as a result of Cooper's ongoing efforts to relocate production capacity to lower cost locations. Substantially all of the closure and rationalization activities were initiated by the end of 2003 and are scheduled to be substantially completed by the end of 2004.

During the fourth quarter of 2001, Cooper committed to the consolidation or closure of certain Electrical Products segment facilities and recorded a provision for severance and other related costs of these announced actions of $7.1 million ($1.7 million of which was non-cash). Plans to consolidate or close facilities arose as a result of Cooper management continuing to review and modify their assessment of required production and distribution facilities and capacity, in consideration of depressed demand levels. In addition, Cooper concluded during 2001 that various Electrical Products segment assets comprising $8.5 million of net book value were fully impaired as a result of decisions to discontinue or outsource the production provided by those assets in light of demand for the related products. Also during the 2001 fourth quarter, Cooper management performed a strategic review of the operations of the Wiring Device business. This review focused on the results to date of the combination of the March 2000 acquisition of Eagle Electric with Cooper's existing electrical wiring devices operations. Management concluded that certain products within the combined Wiring Device business were essentially duplicative; that other product offerings were forecasted to be unprofitable; that all product and product packaging should be rebranded to a single brand; and that certain customer changeover costs incurred would provide no future benefit to the Wiring Device business. Cooper recorded a non-cash charge of $8.4 million to provide for these assimilation and changeover costs. The 2001 fourth quarter restructuring charge for the Electrical Products segment totaled $24.0 million.

During the fourth quarter of 2001, Cooper reviewed strategies surrounding certain information technology related investments. These investments included capitalized costs for software applications, related hardware and equity investments in technology ventures that were primarily related to Cooper's efforts regarding the development of electronic sales, engineering and purchasing capabilities. Cooper concluded that a $14.1 million General Corporate restructuring charge should be recorded to provide for the full impairment of certain modules of software, hardware and other technology investments that would not become a functional component of Cooper's overall information technology infrastructure. On August 1, 2001, Danaher Corporation ("Danaher") announced it had made an unsolicited proposal to Cooper for a merger through a stock and cash transaction subject to conducting due diligence procedures. On August 8, 2001, Cooper's Board of Directors unanimously rejected Danaher's proposal and authorized management to explore all strategic alternatives that would maximize shareholder value including mergers, sales, strategic alliances, acquisitions or other similar strategic alternatives. During the 2001 fourth quarter, Cooper recorded a General Corporate restructuring charge of $35.0 million for the fees and expenses of financial advisors and $1.0 million for legal and other external costs associated with performing Cooper's strategic alternatives review. On February 13, 2002, Cooper announced that it completed its strategic alternatives review process. After careful review of all the available alternatives with management and its financial advisors, Cooper's Board of Directors concluded that it was in the best interests of Cooper's shareholders to move forward with its plan to reincorporate in Bermuda. The 2001 fourth quarter general corporate restructuring charge totaled $50.1 million.

The restructuring charges for 2001 totaled $74.1 million, or $44.5 million after taxes ($.47 per diluted common share). Of the $74.1 million total, $32.7 million represented non-cash charges.

The following table reflects activity related to the fourth quarter 2001 severance, facility consolidation and closure and financial advisors and other cost accruals. A total of 77 salaried and 196 hourly positions were scheduled to be eliminated as a result of these consolidation activities.

	No. of Employees	Accrued Severance	Facility Consolidation and Closure	Financial Advisors and Others
			($ in millions)	
Facility consolidation and closure	291	$ 3.2	$ 2.2	$ -
Provision for advisors and other	-	-	-	36.0
Employees terminated	(18)	-	-	-
Cash expenditures	-	(0.2)	(0.1)	(6.0)
Balance at December 31, 2001	273	3.0	2.1	30.0
Employees terminated	(273)	-	-	-
Cash expenditures	-	(3.0)	(2.1)	(15.7)
Balance at December 31, 2002	-	-	-	14.3
Reversal of accrual	-	-	-	(14.3)
Balance at December 31, 2003	-	$ -	$ -	$ -

See "Restructuring" in Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information related to the restructuring.

NOTE 3: ACQUISITIONS

During 2002, Cooper paid $1.1 million related to previously acquired businesses. The terms of a previous acquisition agreement provided for additional consideration to be paid if earnings of the acquired businesses exceeded certain targeted levels. During 2001, Cooper received purchase price adjustments of $9.8 million net, primarily related to businesses acquired prior to 2001.

NOTE 4: INVENTORIES

	December 31, 2003	December 31, 2002
	(in millions)	
Raw materials	$ 182.8	$ 184.3
Work-in-process	113.9	99.5
Finished goods	346.3	389.1
Perishable tooling and supplies	20.6	20.8
	663.6	693.7
Allowance for excess and obsolete inventory	(47.6)	(41.0)
Excess of current standard costs over LIFO costs	(64.0)	(72.2)
Net inventories	$ 552.0	$ 580.5

NOTE 5: PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003	December 31, 2002
	(in millions)	
Land and land improvements	$ 58.8	$ 55.8
Buildings	472.5	445.1
Machinery and equipment	787.3	788.6
Tooling, dies and patterns.	240.6	219.9
All other	316.3	302.0
Construction in progress	44.9	50.3
	1,920.4	1,861.7
Accumulated depreciation	(1,209.0)	(1,111.5)
	$ 711.4	$ 750.2

NOTE 6: GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill by segment, were as follows:

	Electrical Products	Tools & Hardware	Total
		(in millions)	
Balance January 1, 2002	$ 1,655.8	$ 302.9	$ 1,958.7
Additions to Goodwill	1.1	-	1.1
Reversal of excess accrued liabilities	(0.4)	(1.4)	(1.8)
Translation adjustments	41.9	(3.7)	38.2
Balance December 31, 2002	1,698.4	297.8	1,996.2
Translation adjustments	58.8	1.6	60.4
Balance December 31, 2003	$ 1,757.2	$ 299.4	$ 2,056.6

On January 1, 2002, Cooper adopted SFAS No. 142 and is therefore no longer amortizing goodwill. Under SFAS No. 142, goodwill is subject to an annual impairment test. See Note 1 of the Notes to the Consolidated Financial Statements. The results of step one of the goodwill impairment test did not require the completion of step two of the test for any reporting units in 2003 or 2002.

The following table reconciles reported income from continuing operations, net income and earnings per share to that which would have resulted for the year ended December 31, 2001 if SFAS No. 142 had been adopted effective January 1, 2001 (in millions, except per share amounts):

	Income from Continuing Operations	Net Income
Reported income	$ 261.3	$ 231.3
Goodwill amortization, net of taxes	50.4	50.4
Adjusted income	$ 311.7	$ 281.7

Income per Common Share:	Basic	Diluted
Reported income from continuing operations	$ 2.78	$ 2.75
Goodwill amortization, net of taxes	.54	.53
Adjusted income from continuing operations	$ 3.32	$ 3.28
Reported net income	$ 2.46	$ 2.44
Goodwill amortization, net of taxes	.54	.53
Adjusted net income	$ 3.00	$ 2.97

Other intangible assets primarily consist of patents and trademarks. The gross carrying value of other intangible assets was $12.1 million and $11.6 million at December 31, 2003 and 2002, respectively. Accumulated amortization of other intangible assets was $9.1 million and $8.2 million at December 31, 2003 and 2002, respectively. Subsequent to the adoption of SFAS No. 142, other intangible assets continue to be amortized over their remaining useful lives which were evaluated and determined to remain appropriate. Amortization expense of other intangible assets was $0.6 million in 2003 and $0.8 million for each of the years ended December 31, 2002 and 2001. Annual amortization expense is expected to be $0.6 million in 2004 and 2005 and $0.4 million in 2006, 2007 and 2008.

NOTE 7: ACCRUED LIABILITIES

	December 31, 2003	December 31, 2002
	(in millions)	
Salaries, wages and employee benefit plans	$ 214.4	$ 209.2
Commissions and customer incentives	84.6	79.4
Product and environmental liability accruals	34.3	33.8
Facility integration of acquired businesses	18.1	29.1
Other (individual items less than 5% of total current liabilities)	82.3	137.9
	$ 433.7	$ 489.4

At December 31, 2003, Cooper had accruals of $15.6 million with respect to potential product liability claims and $38.9 million with respect to potential environmental liabilities, including $20.2 million classified as a long-term liability, based on Cooper's current estimate of the most likely amount of losses that it believes will be incurred.

The product liability accrual consists of $5.5 million of known claims with respect to ongoing operations, $3.3 million of known claims for previously divested operations and $6.8 million which represents an estimate of claims that have been incurred but not yet reported. While Cooper is generally self-insured with respect to product liability claims, Cooper has insurance coverage for individual 2003 claims above $5.0 million.

Environmental remediation costs are accrued based on estimates of known environmental remediation exposures. Such accruals are adjusted as information develops or circumstances change. The environmental liability accrual includes $8.3 million related to sites owned by Cooper and $30.6 million for retained environmental liabilities related to sites previously owned by Cooper and third-party sites where Cooper was a potentially responsible party. Third-party sites usually involve multiple contributors where Cooper's liability will be determined based on an estimate of Cooper's proportionate responsibility for the total cleanup. The amount actually accrued for such sites is based on these estimates as well as an assessment of the financial capacity of the other potentially responsible parties.

It has been Cooper's consistent practice to include the entire product liability accrual and a significant portion of the environmental liability accrual as current liabilities, although only approximately 15-25% of the balance classified as current is normally spent on an annual basis. The annual effect on earnings for product liability is essentially equal to the amounts disbursed. In the case of the environmental liability, the annual expense is considerably smaller than the disbursements, since the vast majority of Cooper's environmental liability has been recorded in connection with acquired companies. The change in the accrual balances from year to year reflects the effect of acquisitions and divestitures as well as normal expensing and funding.

Cooper has not utilized any form of discounting in establishing its product or environmental liability accruals. While both product liability and environmental liability accruals involve estimates that can have wide ranges of potential liability, Cooper has taken a proactive approach and has managed the costs in both of these areas over the years. Cooper does not believe that the nature of its products, its production processes, or the materials or other factors involved in the manufacturing process subject Cooper to unusual risks or exposures for product or environmental liability. Cooper's greatest exposure to inaccuracy in its estimates is with respect to the constantly changing definitions of what constitutes an environmental liability or an acceptable level of cleanup.

In connection with acquisitions, Cooper records, to the extent appropriate, accruals for the costs of closing duplicate facilities, severing redundant personnel and integrating the acquired business into existing Cooper operations. Significant accruals include plant shut-down and realignment costs. The following table summarizes the accrual balances and activity during each of the last three years:

	2003	2002	2001
		(in millions)	
Activity during each year:			
Balance, beginning of year	$ 29.1	$ 39.3	$ 37.5
Spending	(11.0)	(7.2)	(11.0)
Acquisitions – final allocation adjustment	-	-	12.9
Reversal of excess accruals	-	(2.4)	-
Translation	-	(0.6)	(0.1)
Balance, end of year	$ 18.1	$ 29.1	$ 39.3
Balance by category of accrual:			
Plant shut-down and realignment	$ 18.0	$ 28.9	$ 38.8
Other realignment and integration	0.1	0.2	0.5
	$ 18.1	$ 29.1	$ 39.3

Plant shut-down and realignment includes the costs to terminate personnel, shut down the facilities, terminate leases and similar costs. At December 31, 2003 and 2002, respectively, $17.7 million and $27.7 million of the plant shut-down and realignment balance is related to the Eagle Electric acquisition. Other realignment and integration costs include costs to exit product lines and miscellaneous costs.

During the three years ended December 31, 2003, the annual spending was primarily related to downsizing and consolidating facilities. Acquisitions-final allocation adjustment represents adjustments to goodwill for finalization of the purchase price allocations recorded in the previous year. The 2001 acquisitions – final allocation adjustment of $12.9 million represents adjustments to goodwill for finalization of the purchase price allocations regarding severance and related costs to terminate personnel and facility shut-down costs in connection with the acquisitions of Eagle Electric and B-Line Systems in 2000. Reversal of excess accruals represents the excess of plant shut-down and realignment accruals over the ultimate amount expended on certain completed activities. The excess plant shut-down and realignment accrual of $2.4 million and related deferred tax asset balance was reversed in 2002 with a corresponding reduction in goodwill. See Note 6 of the Notes to the Consolidated Financial Statements.

Involuntary termination benefits of $7.9 million, $4.2 million and $2.8 million were paid as 624, 296 and 219 hourly positions were eliminated during 2003, 2002 and 2001, respectively, and 20 salaried positions were eliminated in 2001. A total of 438 additional hourly positions are expected to be eliminated as a result of planned facilities shut-downs. The remaining terminations and facility shut-down activities are expected to be completed by the end of 2006.

NOTE 8: LONG-TERM DEBT AND LEASE COMMITMENTS

	December 31, 2003	December 31, 2002
	(in millions)	
6.47% - 6.91% second series medium-term notes, due through 2010	$ 242.3	$ 242.3
6.38% third series medium-term notes, due through 2008	100.0	250.0
5.25% senior unsecured notes, due July 2007	305.2	300.0
5.50% senior unsecured notes, due November 2009	275.0	275.0
6.25% Euro bonds maturing in October 2005	374.6	309.0
3.64%* Pound Sterling notes payable maturing at various dates through 2005	30.4	27.7
Other	9.6	30.5
	1,337.1	1,434.5
Current maturities	(0.4)	(153.8)
Long-term portion	$ 1,336.7	$ 1,280.7

* The weighted average interest rate on the Pound Sterling notes was 3.48% at December 31, 2002.

Cooper has U.S. committed credit facilities of $450 million, which mature in November 2004. At December 31, 2003, all of Cooper's $450 million U.S. committed credit facilities was available. At December 31, 2002, all of Cooper's $825 million U.S. committed credit facilities was available. The agreements for the credit facilities require that Cooper maintain certain financial ratios, including a prescribed limit on debt as a percentage of total capitalization and a minimum earnings before interest, income taxes, depreciation and amortization to interest ratio. Retained earnings are unrestricted as to the payment of dividends, except to the extent that payment would cause a violation of the prescribed limit on the debt-to-total capitalization ratio.

During June 2002, Cooper Ohio issued $300 million senior unsecured notes due July 1, 2007 with a 5.25% interest rate. Proceeds from the notes were used to repay commercial paper obligations. During September 2002, Cooper Ohio filed a Form S-4 Registration Statement to exchange the original notes for notes with substantially identical terms, except that the exchange notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes. The original and exchange notes are fully and unconditionally guaranteed by Cooper. The exchange offer was completed on November 4, 2002 with all holders exchanging their notes. Cooper Ohio did not receive any proceeds from the exchange offer. During August 2003, Cooper entered into interest-rate swaps to effectively convert this fixed-rate debt to variable-rate debt (see Note 17.) The fair value of the interest rate swaps are included in noncurrent assets and long-term debt on the consolidated balance sheets.

During 1999, Cooper Ohio completed a shelf registration statement to issue up to $500 million of debt securities. On October 28, 2002, Cooper Ohio issued $275 million senior unsecured notes due November 1, 2009, with a 5.5% interest rate. Proceeds from the notes were used to repay short-term debt and other maturing indebtedness in 2002 and current maturities of long-term debt in 2003. The notes are fully and unconditionally guaranteed by Cooper. After this issuance, $225 million of the shelf registration remains available.

Total interest paid during 2003, 2002 and 2001 was $83 million, $65 million and $85 million, respectively.

Maturities of long-term debt for the five years subsequent to December 31, 2003 are $0.4 million, $634.4 million, $11.4 million, $305.6 million and $100.3 million, respectively. The future net minimum lease payments under capital leases are not significant.

Cooper has entered into various operating lease agreements, primarily for manufacturing, warehouse and sales office facilities and equipment. Generally, the leases include renewal provisions and rental payments may be adjusted for increases in taxes, insurance and maintenance related to the property. Rent expense for all operating leases was $39.4 million, $44.0 million and $40.1 million during 2003, 2002 and 2001, respectively.

At December 31, 2003, minimum annual rental commitments under noncancellable operating leases that have an initial or remaining lease term in excess of one year were $23.9 million in 2004, $22.4 million in 2005, $17.4 million in 2006, $14.3 million in 2007, $12.1 million in 2008 and $16.6 million thereafter.

NOTE 9: COMMON AND PREFERRED STOCK

Cooper's authorized share capital is U.S. $4,100,000 consisting of 250,000,000 Class A common shares, par value of $.01 per share, 150,000,000 Class B common shares, par value $.01 per share and 10,000,000 preferred shares, par value $.01 per share, which preferred shares may be designated and created as shares of any other classes or series of shares with the respective rights and restrictions determined by action of the Board of Directors. No preferred shares were outstanding at December 31, 2003 or 2002.

At December 31, 2001, Cooper was authorized to issue 250,000,000 shares of $5 par value common stock, 1,340,750 shares of preferred stock with no par value, 10,000,000 shares of $2.00 par value preferred stock and 2,821,079 shares of $1.00 par value preferred stock. At December 31, 2001, no preferred shares were issued or outstanding.

At December 31, 2003, 93,797,765 Class A common shares, $.01 par value were issued and outstanding (excluding 1,130 Class A common shares held by Cooper Ohio) compared to 91,709,144 Class A common shares, $.01 par value that were issued and outstanding (excluding 1,519,214 Class A common shares held by Cooper Ohio) at December 31, 2002. During 2003, Cooper Ohio purchased 153,500 Class A common shares for $5.5 million. During 2003, Cooper issued 2,242,121 Class A common shares (including 1,671,584 shares held by Cooper Ohio) primarily in connection with employee benefit plans and Cooper's dividend reinvestment program.

At December 31, 2001, 93,761,587 common shares, $5 par value were issued and outstanding. In 2002, prior to the reorganization, Cooper Ohio repurchased 1,000,000 shares of its common stock at a cost of $37.9 million and issued 337,570 common shares primarily in connection with employee benefit plans. Effective May 22, 2002, Cooper became the parent company of Cooper Ohio following a reorganization. The reorganization was effected through the merger of Cooper Mergerco, Inc. into Cooper Ohio (see Note 1). Upon consummation of the merger, 93,099,157 issued and outstanding Cooper Ohio common shares, $5 par value, automatically became 93,099,157 Cooper Class A common shares, $.01 par value. The decrease in the par value of the common shares of $464.5 million was recorded as a decrease to common stock and an increase to capital in excess of par value on the consolidated balance sheet. On May 22, 2002, 29,893,919 Cooper Ohio treasury shares were retired due to the reorganization. The treasury stock retirement was recorded by eliminating the $1,449.9 million treasury stock balance and reducing common stock, $5 par value $149.6 million, capital in excess of par value $635.5 million and retained earnings $664.8 million on the consolidated balance sheet.

Additionally, Cooper issued 129,201 Class A common shares in 2002 after the reorganization primarily in connection with employee benefits plans. During the third and fourth quarters of 2002, Cooper Ohio purchased 1,804,250 Class A common shares for $56.4 million. The share purchases are recorded by Cooper Ohio as an investment in its parent company that is eliminated in consolidation. During 2002, 285,036 of the Class A common shares held by Cooper Ohio were issued primarily to satisfy the matching obligation under the

Cooper Ohio Retirement Savings and Stock Ownership Plan, leaving 1,519,214 Class A common shares held by Cooper Ohio at December 31, 2002.

During the year ended December 31, 2001, Cooper purchased 1,000,000 shares of treasury stock for $42.0 million and 1,348,343 shares were issued primarily in connection with employee stock plans.

As part of the reorganization, Cooper Ohio transferred the shares of certain subsidiaries to Cooper in exchange for Cooper Class B common shares. The Class B common shares held by Cooper Ohio are accounted for as an investment in the parent company that is eliminated in consolidation. The Class B common shares are not entitled to vote, except as to matters for which Bermuda law specifically requires voting rights for otherwise nonvoting shares. Cooper and Cooper Ohio entered into a voting agreement which provides that in those limited circumstances where the Class B common shares have the right to vote, Cooper Ohio shall vote the Class B common shares and any Class A common shares that may be held by Cooper Ohio in the same proportion as the holders of Class A common shares. If at any time a dividend is declared or paid on the Class A common shares, a like dividend shall be declared and paid on Class B common shares in an equal amount per share. During 2003 and 2002, Cooper Ohio waived its rights to receive the regular quarterly dividend declared of $.35 per share (a total of $80.6 million in 2003 and $40.6 million in 2002) on both the Class A and Class B common shares held by Cooper Ohio.

Under the terms of the Dividend Reinvestment Plan, any holder of common stock may elect to have cash dividends and up to $24,000 per year in cash payments invested in common stock without incurring any brokerage commissions or service charges. At December 31, 2003, Cooper had 13,192,736 shares reserved for the Dividend Reinvestment Plan, grants and exercises of stock options, performance-based stock awards, restricted stock awards and subscriptions under the Employee Stock Purchase Plan and other plans.

During May 2002, Cooper adopted a Shareholder Rights Plan to replace the rights attached to the common stock of Cooper Ohio. The Board of Directors authorized the issuance of one right for each common share outstanding on May 22, 2002. Each Right entitles the holder to buy one one-hundredth of a share of Series A Participating Preferred Stock at a purchase price of $225 per one one-hundredth of a share or, in certain circumstances common shares having a value of twice the purchase price. Each Right becomes exercisable only in certain circumstances constituting a potential change of control on a basis considered inadequate by the Board of Directors. The Rights expire August 5, 2007 and, at Cooper's option, may be redeemed prior to expiration for $.01 per Right.

NOTE 10: STOCK OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

Under Cooper stock option plans, officers, directors and key employees may be granted options to purchase Cooper's common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable ratably over a three-year period commencing one year from the grant date and have a maximum term of ten years. The plans also provide for the granting of performance-based stock awards and restricted stock awards to certain key executives that generally vest over periods ranging from three to five years.

A summary of the status of Cooper's fixed stock option plans for officers and employees as of December 31, 2003 and activity during the three years ended December 31, 2003 is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	7,318,903	$40.74	4,740,658	$44.07	3,810,497	$43.28
Granted	1,421,100	$37.36	2,806,425	$35.21	1,740,000	$45.19
Exercised	(1,184,395)	$39.40	(41,096)	$38.52	(625,260)	$42.33
Canceled	(230,082)	$40.12	(187,084)	$42.78	(184,579)	$44.09
Outstanding at end of year	7,325,526	$40.32	7,318,903	$40.74	4,740,658	$44.07
Options exercisable at end of year	3,642,301		3,033,777		1,866,391	
Options available for grant at end of year	1,351,330		2,359,814		5,116,955	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding At 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable At 12/31/03	Weighted Average Exercise Price
$29.46 - $35.21	2,476,101	7.8	$35.16	647,262	$35.12
$36.76 - $39.06	2,219,452	4.6	$37.63	858,352	$38.14
$39.77 - $43.47	575,040	4.9	$43.43	570,040	$43.46
$45.06 - $46.10	1,545,554	6.2	$45.93	1,061,768	$45.85
$50.67 - $56.63	509,379	3.6	$56.55	504,879	$56.61
	7,325,526			3,642,301	

During 2003 and 2002, respectively, options to purchase 18,000 and 9,000 shares of common stock were granted to nonemployee directors at an exercise price of $37.28 and $41.08. No nonemployee director options were exercised in 2003 or 2002. During 2001, options to purchase 10,000 shares of common stock were granted to nonemployee directors at an exercise price of $33.66 and options for 4,000 shares were exercised at $42.13 to $49.03 per share. At December 31, 2003, options under the director plans for 45,000 common shares were exercisable at $33.66 to $63.78 per share, and 84,677 shares were reserved for future grants.

Participants in the Employee Stock Purchase Plan receive an option to purchase common stock at a price that is the lesser of 85% of the market value on the offering date or 85% of the market value on the purchase date. On September 10, 2003, a total of 483,091 shares were sold to employees at $34.07 per share. There is currently no outstanding offering under the plan. At December 31, 2003, an aggregate of 1,940,885 shares of common stock were reserved for future issuance.

See Note 1 of the Notes to the Consolidated Financial Statements for information on stock-based compensation expense.

NOTE 11: ACCUMULATED NONOWNER CHANGES IN EQUITY

	Minimum Pension Liability	Loss On Derivative Instruments	Cumulative Translation Adjustment	Total
		(in millions)		
Balance December 31, 2000	$ (2.7)	$ -	$ (117.8)	$ (120.5)
Current year other nonowner changes in equity	(0.7)	(0.3)	(6.3)	(7.3)
Balance December 31, 2001	(3.4)	(0.3)	(124.1)	(127.8)
Current year other nonowner changes in equity	(33.4)	0.2	(4.4)	(37.6)
Balance December 31, 2002	(36.8)	(0.1)	(128.5)	(165.4)
Current year other nonowner changes in equity	(22.9)	(1.4)	26.2	1.9
Balance December 31, 2003	$ (59.7)	$ (1.5)	$ (102.3)	$ (163.5)

	2003			2002			2001		
	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount	Before Tax Amount	Tax (Expense) Benefit	Net Amount
					(in millions)				
Minimum pension liability adjustment	$ (38.1)	$ 15.2	$ (22.9)	$ (55.7)	$ 22.3	$ (33.4)	$ (1.1)	$ 0.4	$ (0.7)
Change in fair value of derivatives	(4.7)	1.9	(2.8)	0.1	-	0.1	(1.0)	0.4	(0.6)
Reclassification to earnings	2.4	(1.0)	1.4	0.2	(0.1)	0.1	0.5	(0.2)	0.3
	(2.3)	0.9	(1.4)	0.3	(0.1)	0.2	(0.5)	0.2	(0.3)
Translation adjustment	40.2	(14.0)	26.2	(6.8)	2.4	(4.4)	(9.7)	3.4	(6.3)
Other nonowner changes in equity	$ (0.2)	$ 2.1	$ 1.9	$ (62.2)	$ 24.6	$ (37.6)	$ (11.3)	$ 4.0	$ (7.3)

NOTE 12: INCOME TAXES

	Year Ended December 31, 2003	2002	2001
		($ in millions)	
Components of income from continuing operations before income taxes:			
U.S. operations	$ 56.1	$ 81.4	$ 211.9
Foreign operations	290.4	198.8	104.5
Income from continuing operations before income taxes	$ 346.5	$ 280.2	$ 316.4
Components of income tax expense:			
Current:			
U.S. Federal	$ (62.1)	$ 8.0	$ 60.8
U.S. state and local	(8.2)	5.4	6.2
Foreign	43.2	49.4	23.2
	(27.1)	62.8	90.2
Deferred:			
U.S. Federal	79.7	30.5	(43.9)
U.S. state and local	21.0	3.3	2.5
Foreign	(1.4)	(30.1)	6.3
	99.3	3.7	(35.1)
Income tax expense	$ 72.2	$ 66.5	$ 55.1
Total income taxes paid	$ 30.8	$ 27.9	$ 100.8
Effective tax rate reconciliation:			
U.S. Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	2.4	2.0	1.4
Non U.S. Operations	(15.8)	(11.5)	(3.5)
Nondeductible goodwill	-	-	4.3
Extraterritorial income exclusion	(1.2)	(1.4)	(1.4)
Tax credits	(0.2)	(0.2)	(0.2)
Reduction in tax reserves	-	-	(15.8)
Other	0.6	(0.2)	(2.4)
Effective tax rate attributable to continuing operations	20.8%	23.7%	17.4%

Cooper entered into a settlement with the Internal Revenue Service covering years 1994-1996 which also included final disposition of certain refund claims relating to tax years prior to 1994. During October 2003, Cooper received a refund of $75.9 million including interest of $28.6 million after the settlement was approved by the Joint Committee on Taxation of Congress. The $47.3 million refund balance primarily reduced tax-related assets.

A $50 million U.S. Federal tax benefit was recorded in 2001 as a result of favorable Appellate level third party court decisions related to certain income tax return issues. These court decisions validated Cooper's tax return treatment of similar transactions executed in 1997 and prior years that were being contested by the Internal Revenue Service. In light of the Fifth Circuit Court decision, issued in December 2001, Cooper concluded that the tax reserve related to these transactions was no longer required.

	December 31, 2003	December 31, 2002
	(in millions)	
Components of deferred tax assets and liabilities:		
Deferred tax assets:		
Postretirement and other employee welfare benefits	$ 72.8	$ 85.1
Accrued liabilities	182.3	143.7
Minimum pension liability	39.8	24.5
Capital loss carryforward [(1)]	-	21.7
Other	61.2	99.4
Total deferred tax assets	356.1	374.4
Valuation allowance [(1)]	-	(21.7)
Deferred tax liabilities:		
Property, plant and equipment and intangibles	(167.2)	(154.1)
Inventories	(14.4)	(25.1)
Pension plans	(53.9)	(43.1)
Other	(7.7)	(7.1)
Total deferred tax liabilities	(243.2)	(229.4)
Net deferred tax asset	$ 112.9	$ 123.3

(1) Cooper incurred a capital loss on the 1998 sale of the Automotive Products segment. Cooper limited the amount of tax benefits recognized based on an evaluation of the amount of capital loss carryforward that was expected to be realized. Cooper implemented strategies to realize the capital loss carryforward asset and reclassified the reduction in the valuation allowance to other tax liabilities in 2003. The capital loss carryforward was available to offset capital gains through 2003.

The U.S. Federal portion of the above provision includes U.S. tax expected to be payable on the foreign portion of Cooper's income before income taxes when such earnings are remitted. Cooper's liabilities at December 31, 2003 include the additional U.S. tax estimated to be payable on substantially all unremitted earnings of foreign subsidiaries.

NOTE 13: PENSION AND OTHER POSTRETIREMENT BENEFITS

Cooper and its subsidiaries have numerous defined benefit pension plans and other postretirement benefit plans. The benefits provided under Cooper's various postretirement benefit plans other than pensions, all of which are unfunded, include retiree medical care, dental care, prescriptions and life insurance, with medical care accounting for approximately 90% of the total. Current employees, unless grandfathered under plans assumed in acquisitions, are not provided postretirement benefits other than pensions. The vast majority of the annual other postretirement benefit expense is related to employees who are already retired. The measurement date for all plan disclosures is December 31.

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
	(in millions)			
Change in benefit obligation:				
Benefit obligation at January 1	$ 650.1	$ 622.3	$ 139.0	$ 141.4
Service cost	16.8	16.0	0.2	0.2
Interest cost	42.0	42.9	9.2	9.7
Benefit payments	(47.6)	(46.6)	(13.8)	(12.8)
Actuarial (gain) loss	12.2	(12.4)	4.2	0.5
Exchange rate changes	15.4	9.6	-	-
Acquisitions	-	14.8	-	-
Other	2.6	3.5	-	-
Benefit obligation at December 31	691.5	650.1	138.8	139.0
Change in plan assets:				
Fair value of plan assets at January 1	534.3	570.4	-	-
Actual return on plan assets	68.9	(46.8)	-	-
Employer contributions	44.1	43.7	13.8	12.8
Benefit payments	(45.6)	(44.9)	(13.8)	(12.8)
Exchange rate changes	4.6	3.5	-	-
Acquisitions	-	10.9	-	-
Other	(21.7)	(2.5)	-	-
Fair value of plan assets at December 31	584.6	534.3	-	-
Funded status	(106.9)	(115.8)	(138.8)	(139.0)
Unrecognized actuarial (gain) loss	166.8	167.4	(41.4)	(49.1)
Unrecognized prior service cost	7.9	8.1	(0.9)	(1.0)
Other	-	0.3	-	-
Net amount recognized	$ 67.8	$ 60.0	$ (181.1)	$ (189.1)
Amounts recognized in the balance sheet consist of:				
Prepaid benefit asset	$ 80.1	$ 102.7	$ -	$ -
Accrued benefit liability	(111.7)	(108.1)	(181.1)	(189.1)
Intangible asset	-	4.1	-	-
Accumulated other nonowner changes in equity	99.4	61.3	-	-
Net amount recognized	$ 67.8	$ 60.0	$ (181.1)	$ (189.1)

The accumulated benefit obligation for defined benefit pension plans was $673.3 million and $628.9 million at December 31, 2003 and 2002, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets of defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $268.5 million, $262.6

million and $159.9 million, respectively as of December 31, 2003 and $434.5 million, $416.8 million and $317.8 million, respectively at December 31, 2002.

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
			(in millions)			
Components of net periodic benefit cost:						
Service cost	$ 16.8	$ 16.0	$ 16.2	$ 0.2	$ 0.2	$ 0.2
Interest cost	42.0	42.9	42.5	9.2	9.7	8.2
Expected return on plan assets	(40.1)	(46.3)	(49.7)	-	-	-
Amortization of unrecognized transition obligation	0.3	0.2	0.2	-	-	-
Amortization of prior service cost	0.6	0.6	0.3	(0.1)	(0.8)	(1.2)
Recognized actuarial (gain) loss	8.9	3.3	2.1	(3.5)	(3.9)	(8.5)
Curtailment	0.2	-	-	-	-	-
Net periodic benefit cost	$ 28.7	$ 16.7	$ 11.6	$ 5.8	$ 5.2	$ (1.3)

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Weighted average assumptions used to determine benefit obligations as of December 31:				
Discount rate	5.50% - 6.25%	6.00% - 7.00%	6.25%	7.00%
Rate of compensation increase	2.75% - 4.00%	2.75% - 4.25%	-	-

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	2003	2002
Weighted average assumptions used to determine net costs for the years ended December 31:				
Discount rate	6.00% - 7.00%	6.00% - 7.25%	7.00%	7.25%
Expected return on plan assets	6.50% - 8.50%	7.00% - 8.50%	-	-
Rate of compensation increase	2.75% - 4.25%	3.00% - 4.50%	-	-

	2003	2002
Assumed healthcare cost trend rates:		
Healthcare cost trend rate assumed for next year	9.00%	9.05%
Rate to which trend rate is assumed to decline (ultimate trend rate)	5.00%	5.25%
Year that rate reaches ultimate trend rate	2008	2007

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
A one-percentage-point change in the assumed health care cost trend rate would have the following effects:		
Effect on total of service and interest cost components	$ 0.8	$ (0.6)
Effect on the postretirement benefit obligation	$ 8.5	$ (7.6)

In accordance with FASB Staff Position 106-1, Cooper has elected to defer recognition of the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the accumulated postretirement benefit obligation and net postretirement benefit costs until specific accounting guidance is finalized. Finalization of pending guidance could result in a reduction in the accumulated postretirement benefit obligation and future net periodic postretirement benefit cost.

Defined benefit pension plan assets consist of:

Asset Category	Percentage of Plan Assets at December 31, 2003	2002
Equity Securities	53%	52%
Debt Securities	47%	48%
	100%	100%

Cooper's policy is to invest its pension assets in equity and fixed income investments. The plan investments are managed by outside investment advisors and include equity futures, other equity derivatives, and short to intermediate duration fixed income securities. The allocation of plan assets is determined based on plan liabilities and ranges between 40% and 80% in equity investments with the remainder invested in fixed income securities.

Cooper's overall expected long-term rate of return on assets assumption is based upon (i) a long-term expected inflation rate, (ii) long-term expected stock and bond market risk premiums over the expected inflation rate, and (iii) a target allocation of equity and fixed income securities that will generate the overall expected long-term rate of return.

During 2004, Cooper expects to contribute approximately $15.0 million in cash to the defined benefit pension plans. Other postretirement benefit plans are not subject to any minimum regulatory funding requirements. Cooper funds these benefits payments as incurred.

During the fourth quarter of 2003, Cooper recorded a $12.5 million restructuring charge as an estimate of Cooper's portion of unfunded benefit obligations related to the withdrawal from a multiple-employer pension plan associated with the closing of Cooper Wiring Device manufacturing operations in New York City. Cooper participates in three other multiple-employer plans. Obligations under these plans are insignificant.

During 2003, 2002 and 2001, expense with respect to domestic and foreign defined contribution plans (primarily related to various groups of hourly employees) totaled $14.1 million, $15.5 million and $16.4 million, respectively.

NOTE 14: COOPER SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLANS

All full-time domestic employees, except for certain bargaining unit employees, are eligible to participate in the Cooper Ohio Retirement Savings and Stock Ownership Plan ("CO-SAV"). Under the terms of the CO-SAV plan, employee savings deferrals are partially matched with Cooper common stock. Employee Stock Ownership Plan ("ESOP") shares have been used to partially match employee savings deferrals.

Compensation expense for the CO-SAV plan and the ESOP was $18.9 million, $19.3 million and $23.0 million in 2003, 2002 and 2001, respectively.

NOTE 15: INDUSTRY SEGMENTS AND GEOGRAPHIC INFORMATION

Industry Segments

Cooper's operations consist of two segments: Electrical Products and Tools & Hardware. Markets for Cooper's products and services are worldwide, with the United States being the largest market.

The Electrical Products segment manufactures, markets and sells electrical and circuit protection products, including fittings, support systems, enclosures, wiring devices, plugs, receptacles, lighting fixtures, fuses, emergency lighting, fire detection systems and security products for use in residential, commercial and industrial construction, maintenance and repair applications. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution.

The Tools & Hardware segment manufactures, markets and sells hand tools for industrial, construction and consumer markets; automated assembly systems for industrial markets and electric and pneumatic industrial power tools for general industry, primarily automotive and aerospace manufacturers.

The performance of businesses is evaluated at the segment level and resources are allocated among the segments. The Cooper executive responsible for the segments further allocates resources among the various division operating units that compose the segments and, in international markets, determines the integration of product lines and operations across division operating units. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. Cooper manages cash, debt and income taxes centrally. Accordingly, Cooper evaluates performance of its segments and operating units based on operating earnings exclusive of financing activities and income taxes. Restructuring charges are excluded from the evaluations. The segments are managed separately because they manufacture and distribute distinct products. Intersegment sales and related receivables for each of the years presented were insignificant.

Financial information by industry segment was as follows:

	Revenues			Operating Earnings			Total Assets		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
					(in millions)				
Electrical Products	$ 3,358.4	$ 3,324.9	$ 3,485.5	$ 435.1	$ 400.6	$ 437.0	$ 3,433.2	$ 3,394.0	$ 3,482.9
Tools & Hardware	703.0	635.6	724.0	39.0	27.3	68.6	734.6	724.2	816.3
Total management reporting	$ 4,061.4	$ 3,960.5	$ 4,209.5	474.1	427.9	505.6	4,167.8	4,118.2	4,299.2
Segment restructuring				(16.0)	(36.7)	(24.0)			
Net segment operating earnings				458.1	391.2	481.6			
General Corporate:									
Restructuring				13.4	(2.4)	(50.1)			
Expense				(79.5)	(34.1)	(30.4)			
Operating earnings				392.0	354.7	401.1			
Interest expense, net				(74.1)	(74.5)	(84.7)			
Interest income on tax refund				28.6	-	-			
Consolidated income from continuing operations before income taxes				$ 346.5	$ 280.2	$ 316.4			
Corporate assets							797.5	569.7	312.2
Consolidated assets							$ 4,965.3	$ 4,687.9	$ 4,611.4

	Electrical Products	Tools & Hardware	Corporate	Consolidated Total
		(in millions)		
2003				
Depreciation	$ 90.3	$ 26.9	$ 4.2	$ 121.4
Restructuring	16.4	(0.4)	(13.4)	2.6
Capital expenditures	54.7	12.8	12.4	79.9
Investment in unconsolidated affiliates	21.9	-	-	21.9
2002				
Depreciation	$ 89.3	$ 29.1	$ 3.3	$ 121.7
Restructuring	24.0	12.7	2.4	39.1
Capital expenditures	57.6	12.2	4.0	73.8
Investment in unconsolidated affiliates	20.9	-	-	20.9
2001				
Depreciation	$ 91.9	$ 29.6	$ 4.2	$ 125.7
Goodwill amortization	51.5	9.2	-	60.7
Restructuring	24.0	-	50.1	74.1
Capital expenditures	80.8	25.3	9.0	115.1
Investment in unconsolidated affiliates	17.0	-	-	17.0

On January 1, 2002, Cooper adopted SFAS 142 and is therefore no longer amortizing goodwill. See Note 6 of the Notes to the Consolidated Financial Statements.

Geographic Information

Revenues and long-lived assets by country are summarized below. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Revenues are generally denominated in the currency of the location of the assets producing the revenues.

	Revenues			Long-Lived Assets		
	2003	2002	2001	2003	2002	2001
			(in millions)			
United States	$ 2,984.3	$ 3,023.2	$ 3,240.9	$ 2,188.2	$ 2,249.7	$ 2,254.4
Germany	250.2	191.0	218.8	159.4	137.4	121.3
United Kingdom	241.1	225.7	224.6	438.4	396.5	367.7
Canada	159.8	142.0	149.9	1.7	2.0	2.5
Mexico	126.5	130.4	141.1	109.3	119.8	126.0
Other foreign countries	299.5	248.2	234.2	107.5	93.5	88.3
	$ 4,061.4	$ 3,960.5	$ 4,209.5	$ 3,004.5	$ 2,998.9	$ 2,960.2

International revenues by destination, based on the location products were delivered, were as follows by segment:

	International Revenues		
	2003	2002	2001
		(in millions)	
Electrical Products	$ 913.3	$ 832.6	$ 856.1
Tools & Hardware	324.0	281.3	360.7
	$ 1,237.3	$ 1,113.9	$ 1,216.8

NOTE 16: CHARGE RELATED TO DISCONTINUED OPERATIONS

In October 1998, Cooper sold its Automotive Products business to Federal-Mogul Corporation ("Federal-Mogul"). These discontinued businesses (including the Abex product line obtained from Pneumo-Abex Corporation ("Pneumo") in 1994) were operated through subsidiary companies, and the stock of those subsidiaries was sold to Federal-Mogul pursuant to a Purchase and Sale Agreement dated August 17, 1998 ("1998 Agreement"). In conjunction with the sale, Federal-Mogul indemnified Cooper for certain liabilities of these subsidiary companies, including liabilities related to the Abex product line and any potential liability that Cooper may have to Pneumo pursuant to a 1994 Mutual Guaranty Agreement between Cooper and Pneumo. On October 1, 2001, Federal-Mogul and several of its affiliates filed a Chapter 11 bankruptcy petition and indicated that Federal-Mogul may not honor the indemnification obligations to Cooper. As of the date of this filing, Federal-Mogul had not yet made a decision whether to reject the 1998 Agreement, which includes the indemnification to Cooper. If Federal-Mogul rejects the 1998 Agreement, Cooper will be relieved of its future obligations under the 1998 Agreement, including specific indemnities relating to payment of taxes and certain obligations regarding insurance for its former Automotive Products businesses. To the extent Cooper is obligated to Pneumo for any asbestos-related claims arising from the Abex product line ("Abex Claims"), Cooper has rights, confirmed by Pneumo, to significant insurance for such claims. Based on information provided by representatives of Federal-Mogul and recent claims experience, from August 28, 1998 through December 31, 2003, a total of 114,976 Abex Claims were filed, of which 52,281 claims have been resolved leaving 62,695 Abex Claims pending at December 31, 2003, that are the responsibility of Federal-Mogul. During the year ended December 31, 2003, 11,843 claims were filed and 20,290 claims were resolved. Since August 28, 1998, the average indemnity payment for resolved Abex Claims was $1,846 before insurance. A total of $50 million was spent on defense costs for the period August 28, 1998 through December 31, 2003. Historically, existing insurance coverage has provided 50% to 80% of the total defense and indemnity payments for Abex Claims.

With the assistance of independent advisors, Bates White, LLC, in the fourth quarter of 2001 Cooper completed a thorough analysis of its potential exposure for asbestos liabilities in the event Federal-Mogul rejects the 1998 Agreement. Based on Cooper's analysis of its contingent liability exposure resulting from Federal-Mogul's bankruptcy, Cooper concluded that an additional fourth-quarter 2001 discontinued operations provision of $30 million after-tax, or $.32 per share, was appropriate to reflect the potential net impact of this issue. The analysis included a review of the twenty-year history of Abex Claims; the average indemnity payments for resolved claims; the jurisdictions in which claims had been filed; Bates White, LLC data on the incidence of asbestos exposure and diseases in various industries; existing insurance coverage including the insurance recovered by Pneumo and Federal-Mogul for pre-bankruptcy claims and the contractual indemnities. Assumptions were made regarding future claim filings and indemnity payments, and, based on the advisor's data, the expected population of persons exposed to asbestos in particular industries. All of this data was used to determine a reasonable expectation of future claims, indemnity payments and insurance coverage. Cooper is preserving its rights as a creditor for breach of Federal-Mogul's indemnification to Cooper and its rights against all Federal-Mogul subsidiaries. Cooper intends to take all actions to seek a resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings.

Cooper's fourth-quarter 2001 analysis of the contingent liability exposure assumed that the liabilities would be settled within the Federal-Mogul bankruptcy proceedings. This analysis assumed that representatives of Federal-Mogul, its bankruptcy committees and the future claimants (the "Representatives") would reach similar conclusions regarding the potential future liabilities and insurance recoveries as Cooper did based on the Bates White, LLC analysis. Throughout 2003, Cooper worked towards resolution of the indemnification issues and future handling of the Abex-related claims within the Federal-Mogul bankruptcy proceedings. This included negotiations with the Representatives regarding participation in Federal-Mogul's proposed 524(g) asbestos trust. Based on the status of the recent negotiations in 2004, Cooper concluded that it is probable that Federal-Mogul will reject the 1998 Agreement. Cooper also concluded that the Representatives would require any negotiated settlement through the Federal-Mogul bankruptcy to be at the high end of the Bates White, LLC liability analysis and with substantially lower insurance recovery assumptions and higher administrative costs.

While Cooper believes that the insurance has significant additional value, extensive litigation with the insurance carriers may be required to receive recoveries and there is risk that court decisions could reduce the value of the recoveries. Additionally, the assumptions on liability payments could prove inaccurate over time. If Cooper is unable to reach a settlement with the Representatives and the 1998 Agreement is rejected, Cooper would be required to reflect an accrual for the total estimated liability and a receivable for the probable insurance recoveries. Generally accepted accounting principles provide relatively conservative requirements for the recording of insurance recoveries and a substantial portion of the potential insurance recoveries would not be reflected as receivables until future events occur.

During late February and early March 2004, Cooper reassessed the accrual required based on the current status of the negotiations with the Representatives and the liability and insurance receivable that would be required to be recorded if this matter is not settled within the Federal-Mogul bankruptcy. Cooper concluded that resolution within the Federal-Mogul proposed 524(g) asbestos trust would likely be within the range of the liabilities, net of insurance recoveries, that Cooper would accrue if this matter were not settled within the Federal-Mogul bankruptcy. Accordingly, Cooper recorded a $126.0 million after-tax discontinued operations charge, net of a $70.9 income tax benefit, in the fourth quarter of 2003.

Cooper is continuing negotiations with the Representatives. At this time, the exact manner in which this issue will be resolved is not known. At December 31, 2003, the accrual for potential liabilities related to the Automotive Products sale and the Federal-Mogul bankruptcy was $252.5 million.

NOTE 17: FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES, CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative Instruments and Hedging Activities

On January 1, 2001, Cooper adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), as amended. The cumulative effect of adopting the new standard was not material to Cooper's 2001 consolidated results of operations, financial position or cash flows. SFAS No. 133 requires that all derivatives be recognized as assets and liabilities and measured at fair value. For derivative instruments that are not designated as hedges, the gain or loss on the derivative is recognized in earnings currently. A derivative instrument may be designated as a hedge of the exposure to changes in the fair value of an asset or liability or variability in expected future cash flows if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability or firm commitment is recognized in earnings. For derivative instruments designated as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated nonowner changes in equity and reclassified into earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated nonowner changes in equity will be recognized immediately in earnings.

Cooper enters into foreign currency forward exchange contracts and commodity futures contracts to reduce the risks of adverse changes in foreign exchange rates and commodity prices. In 2003, Cooper entered into interest-rate swaps to reduce the interest-rate risk associated with certain fixed-rate debt. Cooper does not enter into speculative derivative transactions.

As a result of having sales, purchases and certain intercompany transactions denominated in currencies other than the functional currencies of Cooper's businesses, Cooper is exposed to the effect of foreign exchange rate changes on its cash flows and earnings. Cooper enters into foreign currency forward exchange contracts to hedge significant foreign currency denominated transactions for periods consistent with the terms of the underlying transactions. Contracts generally have maturities that do not exceed one year.

Foreign currency forward exchange contracts executed to hedge a recognized asset, liability or firm commitment are accounted for as fair value hedges. The net gain or loss on contracts designated as fair value hedges was not material during 2003, 2002 or 2001. Foreign currency forward exchange contracts executed to hedge forecasted transactions are accounted for as cash flow hedges. The net gain or loss on contracts designated as cash flow hedges was not material during 2003, 2002 or 2001. Cooper also enters into certain foreign currency forward exchange contracts that are not designated as hedges. These contracts are intended to reduce cash flow volatility related to intercompany financing transactions.

Cooper enters into commodity futures contracts to reduce the volatility of price fluctuations on a portion of its forecasted annual raw material purchases. These instruments are designated as cash flow hedges. The net gain or loss on commodity futures contracts was not material in 2003, 2002 or 2001.

During August 2003, Cooper entered into interest-rate swaps to effectively convert $300 million of 5.25% long-term fixed-rate debt to variable-rate debt at the six-month LIBOR rate plus 1.91% (with semi-annual reset). The interest-rate swaps are designated as fair value hedges. The notional principal amount and maturity dates of the interest-rate swaps match the underlying long-term debt. During the year ended December 31, 2003, Cooper recognized a $2.4 million reduction of interest expense, net related to the interest-rate swaps.

Gains or losses on derivative instruments are reported in the same line item as the underlying hedged transaction in the consolidated statements of income. At December 31, 2003, Cooper expects to reclassify $1.5 million of net losses on derivative instruments designated as cash flow hedges from accumulated nonowner changes in equity to earnings during the next twelve months. The amount of discontinued cash flow hedges during 2003, 2002 and 2001 was not material.

The table below summarizes the U. S. dollar equivalent contractual amounts of Cooper's forward exchange contracts at December 31, 2003 and 2002.

	December 31, 2003	December 31, 2002
	(in millions)	
U. S. Dollar	$ 39.5	$ 7.5
Euro	4.4	2.5
British Pound Sterling	-	0.7
Mexican Peso	9.6	-
Swiss Franc	1.1	-
Other	1.5	0.9
	$ 56.1	$ 11.6

Other Instruments

In the normal course of business, Cooper executes stand-by letters of credit, performance bonds and other guarantees that ensure Cooper's performance or payment to third parties that are not reflected in the consolidated balance sheets. The aggregate notional value of these instruments was $99.9 million and $109.8 million at December 31, 2003 and 2002, respectively. In the past, no significant claims have been made against these financial instruments. Management believes the likelihood of demand for payment under these instruments is minimal and expects no material losses to occur in connection with these instruments.

The following transactions were implemented to partially align Cooper's interest rate exposure profile with its short term interest rate expectations in an economically efficient manner that is consistent with its tax position.

During 2002, Cooper sold at a premium U.S. Treasury securities due August 15, 2003 with a face amount of $750 million. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum amount of $7.2 million. During the fourth quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $7.0 million. During 2001, Cooper sold at a premium U.S. Treasury securities due November 2002 with a face amount of $1.0 billion. Cooper obtained these securities pursuant to a repurchase agreement containing provisions that limit Cooper's interest rate exposure under this agreement to a maximum amount of $7.0 million. During the second quarter of 2002, Cooper settled the interest rate exposure with a cash payment of $6.0 million. The repurchase agreements were settled immediately prior to the maturity of the securities. Settlement of these transactions did not require any financing by Cooper and the transactions did not create an asset or liability, other than as described above.

Also during 2001, Cooper purchased at a discount Federal Home Loan Mortgage Corporation Notes due February 2003 and immediately transferred these notes pursuant to a securities loan agreement. Subsequently, Cooper eliminated any interest rate exposure under the securities loan agreement and received a cash payment of approximately $1.9 million upon maturity of the notes. The securities loan agreement was settled immediately prior to the maturity of the notes. Settlement of this transaction did not require any financing by Cooper and this transaction did not create a liability. The face amount of the notes was $480 million.

Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers as well as their dispersion across many different geographic areas with no one customer receivable exceeding 5% of accounts receivable.

Fair Value of Financial Instruments Other than Derivatives

Cooper's financial instruments other than derivative instruments, consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Cooper had approximately $1.3 billion and $1.4 billion of debt instruments at December 31, 2003 and 2002, respectively. The book value of these instruments was approximately equal to fair value (as represented primarily by quoted market prices) at December 31, 2003 and 2002.

NOTE 18: NET INCOME PER COMMON SHARE

	Basic			Diluted		
	Year Ended December 31,			Year Ended December 31,		
	2003	2002	2001	2003	2002	2001
	($ in millions, shares in thousands)					
Income from continuing operations	$ 274.3	$ 213.7	$ 261.3	$ 274.3	$ 213.7	$ 261.3
Charge from discontinued operations	126.0	-	30.0	126.0	-	30.0
Net income applicable to Common stock	$ 148.3	$ 213.7	$ 231.3	$ 148.3	$ 213.7	$ 231.3
Weighted average Common shares outstanding	92,683	93,152	94,008	92,683	93,152	94,008
Incremental shares from assumed conversions:						
Options, performance-based stock awards and other employee awards				1,088	517	869
Weighted average Common shares and Common share equivalents				93,771	93,669	94,877

Options and employee awards are not considered in the calculations if the effect would be antidilutive.

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19: UNAUDITED QUARTERLY OPERATING RESULTS

	2003 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 957.8	$ 1,010.9	$ 1,048.7	$ 1,044.0
Cost of sales	674.7	716.7	744.8	735.7
Selling and administrative expenses	192.3	194.9	197.3	210.4
Restructuring	-	(14.3)	-	16.9
Operating earnings	90.8	113.6	106.6	81.0
Interest expense, net	20.1	19.5	18.3	16.2
Interest income on tax refund	-	-	-	(28.6)
Income from continuing operations before income taxes	70.7	94.1	88.3	93.4
Income taxes	14.1	21.7	17.7	18.7
Income from continuing operations	56.6	72.4	70.6	74.7
Charge related to discontinued operations	-	-	-	126.0
Net income (loss)	$ 56.6	$ 72.4	$ 70.6	$ (51.3)
Income (loss) per Common share				
Basic:				
Income from continuing operations	$ .62	$ .79	$ .76	$ .80
Charge from discontinued operations	-	-	-	1.34
Net income (loss)	$ .62	$ .79	$ .76	$ (.54)
Diluted:				
Income from continuing operations	$ .61	$ .78	$ .75	$ .78
Charge from discontinued operations	-	-	-	1.32
Net income (loss)	$ .61	$ .78	$ .75	$ (.54)

	2002 (by quarter)			
	1	2	3	4
	(in millions, except per share data)			
Revenues	$ 975.0	$ 1,001.2	$ 999.3	$ 985.0
Cost of sales	701.4	716.6	710.3	702.6
Selling and administrative expenses	185.2	177.8	186.5	186.3
Restructuring	-	-	-	39.1
Operating earnings	88.4	106.8	102.5	57.0
Interest expense, net	16.9	17.4	19.6	20.6
Income from continuing operations before income taxes	71.5	89.4	82.9	36.4
Income taxes	22.7	15.5	19.7	8.6
Net income	$ 48.8	$ 73.9	$ 63.2	$ 27.8
Income per Common share				
Basic	$ .52	$ .79	$ .68	$ .30
Diluted	$ .52	$ .78	$ .68	$ .30

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20: CONSOLIDATING FINANCIAL INFORMATION

Cooper fully and unconditionally guarantees the registered debt securities of Cooper Ohio, a wholly owned indirect subsidiary. The following condensed consolidating financial information is included so that separate financial statements of Cooper Ohio are not required to be filed with the Securities and Exchange Commission. The consolidating financial statements present investments in subsidiaries using the equity method of accounting. Intercompany investments in the Class A and Class B common shares are accounted for using the cost method.

Consolidating Income Statements
Year Ended December 31, 2003
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 281.8	$ 3,804.3	$ (24.7)	$ 4,061.4
Cost of sales	-	183.9	2,712.7	(24.7)	2,871.9
Selling and administrative expenses	7.2	115.1	672.6	-	794.9
Restructuring	-	(13.1)	15.7	-	2.6
Interest expense, net	(0.3)	53.3	21.1	-	74.1
Interest income on tax refund	-	(28.6)	-	-	(28.6)
Equity in earnings of subsidiaries, net of tax	291.8	342.1	109.0	(742.9)	-
Intercompany income (expense)	(0.2)	(338.3)	348.9	(10.4)	-
Income from continuing operations before income taxes	284.7	(25.0)	840.1	(753.3)	346.5
Income tax expense (benefit)	-	(134.0)	206.2	-	72.2
Income from continuing operations	284.7	109.0	633.9	(753.3)	274.3
Charge related to discontinued operations, net of taxes	-	126.0	-	-	126.0
Net income (loss)	$ 284.7	$ (17.0)	$ 633.9	$ (753.3)	$ 148.3

Year Ended December 31, 2002
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 280.1	$ 3,700.8	$ (20.4)	$ 3,960.5
Cost of sales	-	172.1	2,679.2	(20.4)	2,830.9
Selling and administrative expenses	2.9	83.9	649.0	-	735.8
Restructuring	-	5.7	33.4	-	39.1
Interest expense, net	0.1	53.2	21.2	-	74.5
Equity in earnings of subsidiaries, net of tax	113.6	338.3	2.7	(454.6)	-
Intercompany income (expense)	66.0	(383.4)	318.2	(0.8)	-
Income (loss) before income taxes	176.6	(79.9)	638.9	(455.4)	280.2
Income tax expense (benefit)	-	(120.5)	187.0	-	66.5
Net income	$ 176.6	$ 40.6	$ 451.9	$ (455.4)	$ 213.7

Consolidating Income Statements
Year Ended December 31, 2001
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Revenues	$ -	$ 308.0	$ 3,920.4	$ (18.9)	$ 4,209.5
Cost of sales	-	188.4	2,774.4	(18.9)	2,943.9
Selling and administrative expenses	-	84.2	645.5	-	729.7
Goodwill amortization	-	1.3	59.4	-	60.7
Restructuring	-	53.7	20.4	-	74.1
Interest expense, net	-	63.2	21.5	-	84.7
Equity in earnings of subsidiaries, net of tax	-	333.1	-	(333.1)	-
Intercompany income (expense)	-	(123.2)	123.2	-	-
Income from continuing operations before income taxes	-	127.1	522.4	(333.1)	316.4
Income tax expense (benefit)	-	(134.2)	189.3	-	55.1
Income from continuing operations	-	261.3	333.1	(333.1)	261.3
Charge related to discontinued operations, net of income taxes	-	30.0	-	-	30.0
Net income	$ -	$ 231.3	$ 333.1	$ (333.1)	$ 231.3

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consolidating Balance Sheets
December 31, 2003
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 96.4	$ 257.2	$ 110.1	$ -	$ 463.7
Receivables	-	49.8	688.8	-	738.6
Intercompany receivables	465.9	-	645.9	(1,111.8)	-
Inventories	-	14.2	537.8	-	552.0
Deferred income taxes and other current assets	1.6	227.8	(22.9)	-	206.5
Total current assets	563.9	549.0	1,959.7	(1,111.8)	1,960.8
Property, plant and equipment, less accumulated depreciation	-	60.1	651.3	-	711.4
Goodwill	-	41.4	2,015.2	-	2,056.6
Investment in subsidiaries	2,611.6	5,849.1	85.5	(8,546.2)	-
Investment in parent	-	2,308.2	-	(2,308.2)	-
Intercompany notes receivable	0.1	81.6	4,905.0	(4,986.7)	-
Deferred income taxes and other noncurrent assets	-	186.3	50.2	-	236.5
Total assets	$ 3,175.6	$ 9,075.7	$ 9,666.9	$ (16,952.9)	$ 4,965.3
Short-term debt	$ -	$ -	$ 6.2	$ -	$ 6.2
Accounts payable	32.4	33.0	263.7	-	329.1
Accrued liabilities	1.3	153.5	278.9	-	433.7
Accrual for discontinued operations	-	252.5	-	-	252.5
Intercompany payables	-	1,111.3	0.5	(1,111.8)	-
Current maturities of long-term debt	-	-	0.4	-	0.4
Total current liabilities	33.7	1,550.3	549.7	(1,111.8)	1,021.9
Long-term debt	-	922.4	414.3	-	1,336.7
Intercompany notes payable	91.9	4,813.2	81.7	(4,986.8)	-
Other long-term liabilities	-	328.0	160.5	-	488.5
Total liabilities	125.6	7,613.9	1,206.2	(6,098.6)	2,847.1
Class A common stock	0.9	-	-	-	0.9
Class B common stock	0.6	-	-	(0.6)	-
Subsidiary common stock	-	-	141.0	(141.0)	-
Capital in excess of par value	2,814.4	6.9	7,065.2	(9,368.5)	518.0
Retained earnings	267.2	1,618.6	1,417.3	(1,540.3)	1,762.8
Accumulated other nonowner changes in equity	(33.1)	(163.7)	(162.8)	196.1	(163.5)
Total shareholders' equity	3,050.0	1,461.8	8,460.7	(10,854.3)	2,118.2
Total liabilities and shareholders' equity	$ 3,175.6	$ 9,075.7	$ 9,666.9	$ (16,952.9)	$ 4,965.3

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consolidating Balance Sheets
December 31, 2002
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Cash and cash equivalents	$ 33.9	$ 244.3	$ 23.8	$ -	$ 302.0
Receivables	0.2	65.3	641.2	-	706.7
Intercompany receivables	462.9	-	252.0	(714.9)	-
Inventories	-	19.9	560.6	-	580.5
Deferred income taxes and other current assets	1.0	71.9	26.9	-	99.8
Total current assets	498.0	401.4	1,504.5	(714.9)	1,689.0
Property, plant and equipment, less accumulated depreciation	-	53.9	696.3	-	750.2
Goodwill	-	41.4	1,954.8	-	1,996.2
Investment in subsidiaries	2,412.5	5,401.6	(31.7)	(7,782.4)	-
Investment in parent	-	2,377.8	-	(2,377.8)	-
Intercompany notes receivable	0.1	80.3	6,305.1	(6,385.5)	-
Deferred income taxes and other noncurrent assets	-	204.2	48.3	-	252.5
Total assets	$ 2,910.6	$ 8,560.6	$ 10,477.3	$ (17,260.6)	$ 4,687.9
Short-term debt	$ -	$ -	$ 4.1	$ -	$ 4.1
Accounts payable	32.1	40.9	239.2	-	312.2
Accrued liabilities	0.7	200.7	288.0	-	489.4
Intercompany payables	-	714.9	-	(714.9)	-
Current maturities of long-term debt	-	153.2	0.6	-	153.8
Total current liabilities	32.8	1,109.7	531.9	(714.9)	959.5
Long-term debt	-	933.4	347.3	-	1,280.7
Intercompany notes payable	-	4,751.8	1,633.7	(6,385.5)	-
Other long-term liabilities	-	295.1	150.2	-	445.3
Total liabilities	32.8	7,090.0	2,663.1	(7,100.4)	2,685.5
Class A common stock	0.9	-	-	-	0.9
Class B common stock	0.6	-	-	(0.6)	-
Subsidiary common stock	-	-	141.0	(141.0)	-
Capital in excess of par value	2,799.1	0.5	7,035.6	(9,412.5)	422.7
Retained earnings	112.1	1,635.6	890.0	(893.5)	1,744.2
Accumulated other nonowner changes in equity	(34.9)	(165.5)	(252.4)	287.4	(165.4)
Total shareholders' equity	2,877.8	1,470.6	7,814.2	(10,160.2)	2,002.4
Total liabilities and shareholders' equity	$ 2,910.6	$ 8,560.6	$ 10,477.3	$ (17,260.6)	$ 4,687.9

Consolidating Statements of Cash Flows
Year Ended December 31, 2003
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ (6.1)	$ (297.7)	$ 749.1	$ -	$ 445.3
Cash flows from investing activities:					
Capital expenditures	-	(16.4)	(63.5)		(79.9)
Investments in affiliates	-	(23.2)	-	23.2	-
Loans to affiliates	-	(27.9)	(122.0)	149.9	-
Repayments from affiliates	-	26.5	15.0	(41.5)	-
Dividends from subsidiaries	101.0	5.6	-	(106.6)	-
Other	-	8.7	9.4	-	18.1
Net cash provided by (used in) investing activities	101.0	(26.7)	(161.1)	25.0	(61.8)
Cash flows from financing activities:					
Proceeds from issuances of debt	-	-	4.3	-	4.3
Repayments of debt	-	(169.7)	(4.7)	-	(174.4)
Borrowings from affiliates	91.9	15.0	43.0	(149.9)	-
Repayments to affiliates	-	(15.0)	(26.5)	41.5	-
Other intercompany financing activities	4.0	450.7	(454.7)	-	-
Dividends	(129.7)	-	-	-	(129.7)
Dividends paid to parent	-	-	(106.6)	106.6	-
Subsidiary purchase of parent shares	-	(5.5)	-	-	(5.5)
Issuance of stock	-	-	23.2	(23.2)	-
Employee stock plan activity and other	1.4	61.8	-	-	63.2
Net cash provided by (used in) financing activities	(32.4)	337.3	(522.0)	(25.0)	(242.1)
Effect of exchange rate changes on cash and cash equivalents	-	-	20.3	-	20.3
Increase in cash and cash equivalents	62.5	12.9	86.3	-	161.7
Cash and cash equivalents, beginning of year	33.9	244.3	23.8	-	302.0
Cash and cash equivalents, end of year	$ 96.4	$ 257.2	$ 110.1	$ -	$ 463.7

Consolidating Statements of Cash Flows
Year Ended December 31, 2002
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ 29.7	$ (223.9)	$ 674.0	$ -	$ 479.8
Cash flows from investing activities:					
Capital expenditures	-	(6.1)	(67.7)	-	(73.8)
Investments in affiliates	-	(34.0)	-	34.0	-
Loans to affiliates	(0.1)	(0.7)	(29.2)	30.0	-
Dividends from subsidiaries	67.0	7.4	-	(74.4)	-
Other	-	2.3	18.6	-	20.9
Net cash provided by (used in) investing activities	66.9	(31.1)	(78.3)	(10.4)	(52.9)
Cash flows from financing activities:					
Proceeds from issuances of debt	-	575.0	33.3	-	608.3
Repayments of debt	-	(380.4)	(133.1)	-	(513.5)
Borrowings from affiliates	-	29.2	0.8	(30.0)	-
Other intercompany financing activities	1.7	435.6	(437.3)	-	-
Dividends	(64.4)	(65.3)	-	-	(129.7)
Dividends paid to affiliates	-	-	(74.4)	74.4	-
Acquisition of treasury shares	-	(37.9)	-	-	(37.9)
Subsidiary purchase of parent shares	-	(56.4)	-	-	(56.4)
Issuance of stock	-	-	34.0	(34.0)	-
Employee stock plan activity and other	-	(3.3)	-	-	(3.3)
Net cash provided by (used in) financing activities	(62.7)	496.5	(576.7)	10.4	(132.5)
Effect of exchange rate changes on cash and cash equivalents	-	-	(3.9)	-	(3.9)
Increase in cash and cash equivalents	33.9	241.5	15.1	-	290.5
Cash and cash equivalents, beginning of year	-	2.8	8.7	-	11.5
Cash and cash equivalents, end of year	$ 33.9	$ 244.3	$ 23.8	$ -	$ 302.0

COOPER INDUSTRIES, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Consolidating Statements of Cash Flows
Year Ended December 31, 2001
(in millions)

	Cooper	Cooper Ohio	Other Subsidiaries	Consolidating Adjustments	Total
Net cash provided by (used in) operating activities	$ -	$ (110.1)	$ 532.5	$ -	$ 422.4
Cash flows from investing activities:					
Capital expenditures	-	(13.9)	(101.2)	-	(115.1)
Investments in affiliates	-	(298.5)	-	298.5	-
Loans to affiliates	-	9.7	(292.2)	282.5	-
Dividends from subsidiaries	-	16.8	-	(16.8)	-
Other	-	-	16.5	-	16.5
Net cash used in investing activities	-	(285.9)	(376.9)	564.2	(98.6)
Cash flows from financing activities:					
Proceeds from issuances of debt	-	130.0	6.9	-	136.9
Repayments of debt	-	(332.1)	(11.1)	-	(343.2)
Borrowings from affiliates	-	292.2	(9.7)	(282.5)	-
Other intercompany financing activities	-	441.0	(441.0)	-	-
Dividends	-	(131.3)	-	-	(131.3)
Dividends paid to parent	-	-	(16.8)	16.8	-
Acquisition of treasury shares	-	(42.0)	-	-	(42.0)
Issuance of stock	-	-	298.5	(298.5)	-
Employee stock plan activity and other	-	41.0	-	-	41.0
Net cash provided by (used in) financing activities	-	398.8	(173.2)	(564.2)	(338.6)
Effect of exchange rate changes on cash and cash equivalents	-	-	(0.1)	-	(0.1)
Increase (decrease) in cash and cash equivalents	-	2.8	(17.7)	-	(14.9)
Cash and cash equivalents, beginning of year	-	-	26.4	-	26.4
Cash and cash equivalents, end of year	$ -	$ 2.8	$ 8.7	$ -	$ 11.5

Exhibit 31.1

Certifications

I, H. John Riley, Jr., certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2004

/s/ H. John Riley, Jr.
H. John Riley, Jr.
Chairman, President and
Chief Executive Officer

Exhibit 31.2

I, Terry A. Klebe, certify that:

1. I have reviewed this report on Form 10-K of Cooper Industries, Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 8, 2004

/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. John Riley, Jr., Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ H. John Riley, Jr.
H. John Riley, Jr.
Chairman, President and
Chief Executive Officer

March 8, 2004

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cooper Industries, Ltd. (the "Company") on Form 10-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terry A. Klebe, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and
Chief Financial Officer

March 8, 2004

Shareholder Information

Transfer Agent, Registrar and Dividend Disbursing Agent

EquiServe Trust Company, N.A.

General correspondence about your shares should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069

Correspondence related to the Dividend Reinvestment Plan, including optional cash payment inquiries, should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43081
Providence, RI 02940-3081

Requests to transfer Cooper shares should be addressed to:

EquiServe Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday - Tuesday 8:30 a.m. to 5:00 p.m., Wednesday - Friday 9:00 a.m. to 5:00 p.m., Eastern time. An automated inquiry service is available seven days a week, 24 hours per day. For hearing-impaired service call (781) 575-2692.

Cooper's transfer agent also may be contacted on the Internet at www.equiserve.com.

Shareholder Information Line

For the latest news about Cooper, including the quarterly financial results and dividend information, call (800) 371-9242. Through this line, you also can access the transfer agent regarding stock information, and request faxed or mailed copies of news releases and other Cooper information.

Additional Shareholder Assistance

For additional assistance regarding your shareholdings, write or call:
Corporate Secretary Department
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8673

Investor Relations Contact

Richard J. Bajenski
Vice President, Investor Relations
Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas 77210-4446
Telephone (713) 209-8610

Financial Review

A copy of Cooper Industries' Financial Review may be obtained by contacting the Investor Relations Department.

Annual Meeting

The Annual Meeting of Shareholders will be held at 11:00 a.m. Central time on Tuesday, April 27, 2004, in the J.P. Morgan Chase Center Auditorium, 601 Travis Street, Houston, Texas. A meeting notice and proxy materials are being mailed to all shareholders of record as of March 1, 2004.

Corporate Headquarters

Cooper Industries, Ltd.
600 Travis, Suite 5800
Houston, Texas 77002-1001
Telephone (713) 209-8400

Internet address: www.cooperindustries.com
E-mail address: info@cooperindustries.com

This report is printed on recycled paper.

Certain statements in this annual report are forward-looking under the Private Securities Litigation Reform Act of 1995. The forward-looking statements reflect Cooper's expectations, objectives and goals with respect to future events and financial performance, and are based on assumptions and estimates which Cooper believes are reasonable. Forward-looking statements include, but are not limited to, any statements regarding future revenues, earnings, margins, cash flows and capital expenditures. Cooper wishes to caution readers not to put undue reliance on these statements and that actual results could differ materially from anticipated results. These statements are subject to various risks and uncertainties, many of which are outside the control of Cooper, including, without limitation, market and economic conditions; changes in raw material and energy costs; industry competition; the net effects of Cooper's cost-control and productivity improvement programs; mergers and acquisitions and their integration; political developments; changes in tax laws, tax treaties or tax regulations; the impact of the Federal-Mogul bankruptcy; the timing and amount of share repurchases by Cooper; and other risk factors as discussed from time to time in Cooper's Securities and Exchange Commission filings.

COOPER

Cooper Industries, Ltd.
P.O. Box 4446
Houston, Texas
77210-4446